1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2010.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 6, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2009 ANNUAL REPORT

Contents

2	Corporate Profile
5	Corporate Information
8	Financial Summary
13	Directors, Supervisors, Senior Management and Staffs
24	Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders
34	Chairman's Statement
45	Management's Discussion and Analysis of Financial Conditions and Results of Operations
55	Directors' Report
63	Report of the Supervisory Committee
68	Report on Corporate Governance and Internal Control
85	Significant Events
89	Connected Transactions
103	Independent Auditor's Report
105	Statements of Financial Position
109	Consolidated Statement of Comprehensive Income
112	Consolidated Statement of Changes in Shareholders' Equity
114	Consolidated Cash Flow Statement
116	Notes to the Consolidated Financial Statements

Corporate Profile

Aluminum Corporation of China Limited ("Chalco" or the "Company") is a joint stock limited company established in the People's Republic of China (the "PRC"); its shares are listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the Shanghai Stock Exchange respectively.

The Company and its subsidiaries (collectively referred to as the "Group") are engaged principally in the exploration and mining of bauxite; the production and sales of alumina, primary aluminum and aluminum-fabricated products and related research activities. The principal products of the Group include alumina, primary aluminum, aluminum fabricated products, gallium and carbon-related products, etc.

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC, and also the third largest producer of alumina as well as the fourth largest producer of primary aluminum in the world.

The competitiveness of the Group is mainly reflected in:

*	Its leading strategic position in the alumina, primary aluminum and aluminum fabrication market in the PRC;

*	Its ownership of adequate and stable supply of bauxite resources as well as refining technology; and

*	Its comprehensive industry chain with better resistance to market risks.

The Group is principally comprised of the following branches, subsidiaries and jointly controlled entity: Branches:

*	Shandong branch (mainly engaged in producing alumina/primary aluminum products);

*	Henan branch (mainly engaged in producing alumina/primary aluminum products);

*	Guizhou branch (mainly engaged in producing alumina/primary aluminum products);

*	Shanxi branch (mainly engaged in producing alumina products);

*	Guangxi branch (mainly engaged in producing alumina/primary aluminum products);

*	Zhongzhou branch (mainly engaged in producing alumina products);

*	Qinghai branch (mainly engaged in producing primary aluminum products);

*	Lanzhou branch (mainly engaged in producing primary aluminum products);

*	Liancheng branch (mainly engaged in producing primary aluminum products);

*	Chongqing branch (mainly engaged in producing alumina products, under construction);

*	Northwest Aluminum Fabrication Plant (mainly engaged in producing aluminum fabricated products);

*	Zhengzhou Research Institute (mainly providing research and development services).

Subsidiaries:

*	Shanxi Huaze Aluminum & Power Co., Limited ("Shanxi Huaze") (mainly engaged in producing primary aluminum products);

*	Shanxi Huasheng Aluminum Company Limited ("Shanxi Huasheng") (mainly engaged in producing primary aluminum products);

*	Fushun Aluminum Company Limited ("Fushun Aluminum") (mainly engaged in producing primary aluminum products);

*	Zunyi Aluminum Company Limited ("Zunyi Aluminum") (mainly engaged in producing primary aluminum products);

*	Shandong Huayu Aluminum and Power Company Limited ("Shandong Huayu") (mainly engaged in producing primary aluminum products);

*	Gansu Hualu Aluminum Company Limited ("Gansu Hualu") (mainly engaged in producing primary aluminum products);

*	Baotou Aluminum Co., Ltd. ("Baotou Aluminum") (mainly engaged in producing primary aluminum products);

*	Jiaozuo Wanfang Aluminum Company Limited ("Jiaozuo Wanfang") (mainly engaged in producing primary aluminum products);

*	Chalco Qingdao Light Metal Company Limited (mainly engaged in producing recycled aluminum products);

*	Chalco Southwest Aluminum Cold Rolling Company Limited ("Chalco Southwest Aluminum Cold Rolling") (mainly engaged in producing aluminum fabricated products, under construction);

*	Chalco Ruimin Company Limited ("Chalco Ruimin") (mainly engaged in producing aluminum fabricated products);

*	Chalco Henan Aluminum Company Limited ("Henan Aluminum") (mainly engaged in producing aluminum fabricated products);

*	Huaxi Aluminum Company Limited ("Huaxi Aluminum") (mainly engaged in producing aluminum fabricated products);

*	Chalco Southwest Aluminum Company Limited ("Chalco Southwest Aluminum") (mainly engaged in producing aluminum fabricated products);

*	Chalco Mining Co., Ltd. ("Chalco Mining") (mainly engaged in mining bauxite);

*	China Aluminum International Trading Corporation Limited ("Chalco Trading") (mainly engaged in selling alumina and primary aluminum products);

*	Chalco Hong Kong Limited ("Chalco Hong Kong") (mainly engaged in developing overseas projects);

*	Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") (mainly engaged in producing alumina products, under construction);

*	Chalco Nanhai Alloy Company ("Nanhai Alloy") (mainly engaged in producing aluminum fabricated products);

*	Shanxi Huatai Coal Co., Ltd. ("Shanxi Coal") (mainly engaged in producing carbon products);

*	Fushun Fluoride Salt Company Limited ("Fushun Fluoride Salt") (mainly engaged in producing fluoride salt products, under construction);

*	Shanxi Longmen Aluminum Co., Ltd. ("Longmen Aluminum") (mainly engaged in producing primary aluminum products);

*	China Aluminum Taiyue Mining Co., Ltd. ("Taiyue Mining") (mainly engaged in mining bauxite, under construction).

Jointly controlled entity:

*	Guangxi Huayin Aluminum Company Limited ("Guangxi Huayin") (mainly engaged in producing alumina products) in which the Company has a 33% equity interest.

Corporate Information

1.	Registered name	[Chinese Characters]
	Abbreviated name in Chinese	[Chinese Characters]
	Name in English	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviated name in English	CHALCO

2.	First registration date	10 September 2001
	Registered address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal code: 100082)
	Place of business	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal code: 100082)
	Principal place of business	Unit 3103, 31/F, Office Tower, Convention Plaza,
	in Hong Kong	1 Harbour Road, Wanchai, Hong Kong
	Corporate website	http://www.chalco.com.cn
	Corporate e-mail	IR_FAQ@chalco.com.cn

3.	Authorized representative	Xiong Weiping
	Company (Board) Secretary	Liu Qiang
	Telephone	+86(10) 8229 8103
	Fax	+86(10) 8229 8158
	E-mail	IR_FAQ@chalco.com.cn
	Contact address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Representative for the Company's	Shen Hui (Note)
securities related affairs
	Telephone	+86(10) 8229 8560
	Fax	+86(10) 8229 8158
	E-mail	IR_FAQ@chalco.com.cn
	Address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Department for corporate	Secretarial Office to the Board
information and inquiry
	Telephone for corporate	+86(10) 8229 8560/8156/8157
information and inquiry

Note:	In the 2009 financial year, the representative for the Company's securities related affairs was Zhang Qing, who resigned on 26 March 2010.

4.	Share registrar and transfer office
	H shares:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai, Hong Kong
	A shares:	China Securities Depository and
Clearing Co. Ltd., Shanghai Branch
3/F, China Insurance Building,
No. 166, Lujiazui Road (East),
Shanghai, the PRC
	American Depositary Receipt:	The Bank of New York Corporate Trust Office
101 Barclay Street,
New York 10286, USA

5.	Places of listing	Hong Kong Stock Exchange
Shanghai Stock Exchange
New York Stock Exchange
	Stock name	CHALCO
	Stock codes	2600 (HK)
601600 (China)
ACH (US)

6.	Principal bankers	China Construction Bank
Industrial and Commercial Bank of China

7.	Registration number of license of	100000000035734
enterprise legal person
	Tax registration number	110108710928831
	Institutional organization number	71092883-1

8.	Independent auditors	PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building, Central,
Hong Kong

PricewaterhouseCoopers Zhong Tian
CPAs Company Limited
11/F, PricewaterhouseCoopers Center,
202 Hu Bin Road,
Shanghai 200021, the PRC

9.	Legal advisers	as to Hong Kong law:
Baker & McKenzie
14/F, Hutchison House,
10 Harcourt Road, Central,
Hong Kong

as to United States law:
Baker & McKenzie
14/F, Hutchison House,
10 Harcourt Road, Central,
Hong Kong

as to PRC law:
Jincheng Tongda & Neal Law Firm [Chinese Characters]
11/F, Huaxia Bank Tower
No. 22 Jianguomennei Avenue
Beijing, the PRC

10.	Corporate information database	Secretarial Office to the Board

Financial Summary

1.	Financial summary prepared in accordance with International Financial Reporting Standards

For the year ended 31 December

	2009	2008	2007	2006	2005
			(Note)	(Note)	(Note)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Revenue	70,268,005	76,728,147	85,198,835	64,826,615	37,826,486
Cost of sales	(69,079,446)	(70,960,668)	(64,936,133)	(43,930,699)	(25,542,555)

Gross profit	1,188,559	5,767,479	20,262,702	20,895,916	12,283,931
Selling and distribution expenses	(1,264,920)	(1,562,841)	(1,355,534)	(1,027,875)	(720,497)
General and administrative expenses	(2,956,506)	(2,507,011)	(3,029,114)	(2,449,268)	(1,485,312)
Research and development expenses	(177,756)	(177,507)	(229,803)	(116,389)	(113,381)
Impairment loss on property, plant and equipment	(623,791)	(1,334)	(13,249)	(16,924)	(4,225)
Other revenue	151,142	100,781	47,067	59,832	5,836
Other gains, net	403,836	212,840	111,846	322,429	114,884

Operating (loss)/profit	(3,279,436)	1,832,407	15,793,915	17,667,721	10,081,236
Finance costs, net	(2,137,825)	(1,709,667)	(1,040,171)	(637,236)	(366,908)

Operating (loss)/profit after finance costs	(5,417,261)	122,740	14,753,744	17,030,485	9,714,328
Share of (losses)/profits of jointly controlled entities	(50,392)	1,672	(3,381)	(11,419)	372
Share of profits of associates	77,056	10,045	241,945	105,177	26,947

(Loss)/profit before income tax benefit/(expense)	(5,390,597)	134,457	14,992,308	17,124,243	9,741,647
Income tax benefit/(expense)	711,003	34,172	(2,869,210)	(4,410,674)	(2,495,213)

(Loss)/profit for the year	(4,679,594)	168,629	12,123,098	12,713,569	7,246,434

Attributable to:
Equity holders of the Company	(4,642,894)	19,485	10,753,042	11,841,681	7,022,422
Minority interest	(36,700)	149,144	1,370,056	871,888	224,012

Total attributable (loss)/profit	(4,679,594)	168,629	12,123,098	12,713,569	7,246,434

Dividends	-	703,273	4,131,749	2,190,177	2,364,673

Summary of the Group's consolidated total assets and total liabilities is set out below:

As of 31 December

	2009	2008	2007	2006	2005
			(Note)	(Note)	(Note)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Total assets	133,975,189	135,612,152	105,848,068	81,941,754	59,009,879
Total liabilities	78,394,032	75,430,722	41,354,861	32,675,192	24,804,985

Net assets	55,581,157	60,181,430	64,493,207	49,266,562	34,204,894

Note:

Financial information as of and for the years ended 31 December 2005, 2006 and 2007 has not been restated for acquisitions under common control.

As disclosed in Note 2.2 to the consolidated financial statements, since 2009, the Group has prepared its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") issued by International Accounting Standards Board. Accordingly, financial information as of and for the years ended 31 December 2008 and 2009 were prepared in accordance with IFRS. Financial information as of and for the years ended 31 December 2005, 2006 and 2007 has been prepared in accordance with Hong Kong Financial Reporting Standards, the Company's previous amounting standards, and has not been restated.

2.	Financial summary prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006)

Principal financial figures in the reporting period

For the year ended
Items	31 December 2009
RMB'000

Operating loss	5,520,000
Total loss	5,390,597
Net loss attributable to the shareholders of the Company	4,646,068
Net loss attributable to the shareholders of the Company after excluding non-recurring items	5,042,113
Net cash flow used for operating activities	705,954

Non-recurring items

For the year ended
Non-recurring items	31 December 2009
RMB'000

Losses of non-current asset disposal	(27,344)
Subsidy income	151,142
Net profit attributable to the businesses acquired
from business combinations under common control
from the beginning of the period to the date of combinations	3,435
Realized and unrealized gain of future and
option contracts, net and gain on disposal of
available-for-sale financial assets	428,152
Reversal of impairment of receivables
based on specific impairment tests	8,855
Net non-operating expenses other than the above items	5,608

Principal accounting information and financial indicators at the end of two reporting periods of the Company

			Increase/(Decrease)
			as compared with the
			corresponding period
Principal accounting information	2009	2008	in the previous year
	RMB'000	RMB'000	(%)

Revenue	70,268,005	76,728,147	(8.42)
Total (loss)/profit	(5,390,597)	120,610	(4569.44)
Net (loss)/profit attributable to the shareholders
of the Company	(4,646,068)	8,812	(52824.33)
Net loss attributable to the shareholders
of the Company after excluding
non-recurring items	(5,042,113)	(122,945)	(4001.11)
Basic (loss)/earnings per share (RMB)	(0.34353)	0.00065	(52950.77)
Diluted (loss)/earnings per share (RMB)	(0.34353)	0.00065	(52950.77)
Basic loss per share
after excluding non-recurring items (RMB)	(0.37281)	(0.00909)	(4001.32)
Weighted average rate of return on net assets (%)	(8.82)	0.02	Decreased by 8.84
			percentage points
Weighted average rate of return on net assets
after excluding non-recurring items (%)	(9.56)	(0.21)	Decreased by 9.35
			percentage points
Net cash flow (used for)/from operating activities	(705,954)	5,023,984	(114.05)
Net cash flow (used for)/from
operating activities per share (RMB)	(0.05)	0.37	(113.51)
Total assets	133,975,189	135,615,326	(1.21)
Owners' equity (or shareholders' equity)
attributable to the shareholders of the Company	50,400,738	54,986,264	(8.34)
Net assets attributable to shareholders of
the Company per share (RMB)	3.73	4.07	(8.35)

3.	Analysis between the financial information prepared in accordance with International Financial Reporting Standards and PRC Accounting Standards for Business Enterprises (2006)

Profit attributable to equity holders of the Company	Equity attributable to equity holders of the Company
For the year ended 31 December	As of 31 December

	2009	2008	2009	2008
	RMB'000	RMB'000	RMB'000	RMB'000

Prepared in accordance
with PRC Accounting
Standards for Business
Enterprises (2006)	(4,646,068)	8,812	50,400,738	54,986,264

Prepared in accordance
with International Financial
Reporting Standards	(4,642,894)	19,485	50,400,738	54,983,090

Directors, Supervisors, Senior Management and Staffs

1.	Directors, Supervisors and Senior Management

						Whether
						receiving
					Total emolument	emolument
					paid/payable	or allowance from
					by the Company	shareholder
				Date of	for 2009	of the Company
				appointment	RMB'000	or other
Name	Position	Sex	Age	(Y.M.D)	(Before tax)	related entity

Xiong Weiping*	Chairman and CEO	M	53	2009.5.26	585.5	No
Xiao Yaqing#	Chairman and CEO	M	50	2007.5.18	419.0	No
Luo Jianchuan	Executive Director and
	President	M	46	2007.5.18	878.7	No
Chen Jihua	Executive Director,
	Vice President and CFO	M	42	2007.5.18	664.2	No
Liu Xiangmin	Executive Director and
	Vice President	M	47	2007.5.18	664.2	No
Shi Chungui	Non-executive Director	M	69	2007.5.18	150.0	No
Kang Yi	Independent
	Non-executive Director	M	69	2007.5.18	210.8	No
Zhang Zhuoyuan	Independent
	Non-executive Director	M	76	2007.5.18	210.8	No
Wang Mengkui	Independent
	Non-executive Director	M	71	2008.5.9	210.8	No
Zhu Demiao	Independent
	Non-executive Director	M	46	2008.5.9	210.8	No
Ao Hong	Chairman of Supervisory
	Committee	M	48	2007.5.18	-	Yes
Yuan Li	Supervisor	M	51	2007.5.18	507.4	No
Zhang Zhankui	Supervisor	M	51	2007.5.18	-	Yes
Ding Haiyan	Vice President	M	51	2007.5.18	664.2	No
Jiang Yinggang	Vice President	M	46	2007.5.18	659.8	No
Liu Qiang	Secretary to the Board	F	46	2007.5.18	596.2	No

*

The third session of the Board of the Company approved the nomination of Mr. Xiong Weiping as an executive director candidate of the third session of the Board and he was so appointed at the 2008 annual general meeting of the Company on 26 May 2009.

#

Resigned as Chairman of the Company on 27 March 2009, and resigned as Executive Director, CEO and Chairman of the Nomination Committee on the same date but the resignation took effect upon the conclusion of the 2008 annual general meeting of the Company on 26 May 2009.

Profiles of Directors, Supervisors and Senior Management:

DIRECTORS

Executive Directors

Mr. Xiong Weiping, 53, is the Chairman and Chief Executive Officer ("CEO") of the Company and concurrently the General Manager of Aluminum Corporation of China ("Chinalco"). Mr. Xiong has been serving the Company since 2001 (but he left the Company in 2006 and was re-appointed in 2009). Mr. Xiong graduated from Central South University of Industry majoring in mining materials engineering. He obtained a Ph.D. degree in engineering and completed post-doctoral research in economics in Guanghua School of Management of Peking University. He has academic achievements and fruitful practical experiences in economics, corporate management and metal mining. Mr. Xiong is also a professor and a Ph.D. tutor of Guanghua School of Management, Peking University. He receives special subsidies by the State Council as an expert and was recognized by the former Ministry of Personnel as a "Middle Age and Youth Expert with Outstanding Contribution to the Nation". He was formerly the Deputy Secretary of Hunan Provincial Communist Youth League, a standing committee member of the All China Youth Federation and the president of Hunan Youth Union Committee, the Vice-Chancellor and Dean of the Faculty of Management, Professor, Ph.D. tutor of Central South University of Industry. Mr. Xiong served as the Vice President of China Copper, Lead & Zinc Group Corporation, the Vice President of Chinalco, the Executive Director, Senior Vice President and President of Chalco and the Vice Chairman and General Manager of China Travel Service (Holdings) Hong Kong Limited.

Mr. Xiao Yaqing, 50, had served the Company since 2004. He resigned as the Chairman of the Company on 27 March 2009. He also resigned as the Chief Executive Officer, Executive Director and Chairman of the Nomination Committee on 27 March 2009 which took effect upon conclusion of the 2008 annual general meeting held on 26 May 2009. Graduated from Central South University of Industry in 1982 majoring in metal materials, Mr. Xiao also holds a doctorate degree from Central South University of Industry and is a professor-grade senior engineer. He has long engaged in metal materials research, production and corporate management, as well as capital operation. Mr. Xiao has extensive practical experience and eminent management competence. He formerly served as engineer, department head, deputy chief engineer and chief engineer of Northeast Light Alloy Fabrication Plant. He also served as the General Manager of Northeast Light Alloy Corporation Limited, the plant manager of Southwest Aluminum Fabrication Plant, the Chairman and General Manager of Southwest Aluminum (Group) Co., Ltd. and the Deputy President of Chinalco.

Mr. Luo Jianchuan, 46, is an Executive Director and the President of the Company as well as Chairman of the Development Planning Committee of the Board. He has been serving the Company since 2001. Mr. Luo graduated from Kunming University of Science and Technology in 1985 majoring in mining, holds a doctorate degree from Central South University of Industry and is a senior engineer. He has long engaged in nonferrous metal trading and corporate management and thus has extensive professional experience and strong management skill in those fields. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, the Manager of Haikou Nanxin Industry & Commerce Corporation, Assistant to the General Manager of Jinpeng Mining Development Corporation, the Deputy General Manager and General Manager of Beijing Xinquan Tech-trading Corporation, Assistant to the General Manager of China Non- Ferrous Metals Industry Trading Group Corporation, the Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, the General Manager of China Aluminum International Trading Corporation Limited, and formerly served as the General Manager of the Operations and Sales Division, Vice President and Senior Vice President of the Company.

Mr. Chen Jihua, 42, is an Executive Director, Vice President and the Chief Financial Officer of the Company. Mr. Chen has been serving the Company since 2001. He holds a Master's degree from Central University of Finance and Economics. He has long engaged in corporate and financial management and thus has extensive and professional experience. He formerly served as the Executive Manager of the International Finance Department of China Chengxin Securities Appraisal Company Limited, the Financial Controller of Red Bull Vitamin Beverages Company Limited, the Regional (China) Financial Controller of Saudi Arabia ALJ (China) Limited, the Financial Controller of Jitong Network Communications Company Limited, and formerly served as Assistant to the President of Chinalco and General Manager of the Company's Finance Department.

Mr. Liu Xiangmin, 47, is an Executive Director and Vice President of the Company and has been serving the Company since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metallurgy; he has a doctorate degree from Central South University of Industry and is a professor-grade senior engineer. He has long engaged in non-ferrous metal metallurgy and corporate management and has accumulated extensive and professional experience. Mr. Liu had previously served as the Deputy Head and Head of the Alumina branch of Zhongzhou Aluminum Plant, the Deputy Head of Zhongzhou Aluminum Plant, and the General Manager of Zhongzhou Branch of the Company.

Non-Executive Director

Mr. Shi Chungui, 69, is a Non-executive Director of the Company. He has been serving the Company since 2005. He graduated from the Finance Faculty of Dongbei University of Finance and Economics in 1964. Mr. Shi is a senior economist with extensive experience in finance, government and corporate management. Mr. Shi was previously the Vice Director of Commerce Bureau of Qinhuangdao City, Hebei Province; the Deputy Mayor and Standing Deputy Mayor of Qinhuangdao City, Hebei Province; the President of Hebei Branch of China Construction Bank, the President of Beijing Branch of China Construction Bank and the Deputy President of the Head Office of China Construction Bank; the Deputy President of China Cinda Asset Management Corporation; the Vice Chairman of Tianjin Pipe Co., Ltd. ([Chinese Characters]) and the Vice Chairman of China Investment Society. Mr. Shi is currently an independent director of Intime Department Store (Group) Company Limited ([Chinese Characters]), China National Materials Company Limited ([Chinese Characters]) and Cinda Securities Co., Ltd.

Independent Non-Executive Directors

Mr. Kang Yi, 69, is an Independent Non-Executive Director and the Chairman of the Remuneration Committee of the Board. Mr. Kang has been serving the Company since 2004. He is also currently the chairman of the China Nonferrous Metals Industry Association. Mr. Kang graduated from Central-South Institute of Mining and Metallurgy in 1965 majoring in the metallurgy of non-ferrous metals and is a professor-grade senior engineer. He has extensive experience and has long engaged in corporate management and public services. He formerly served as the factory manager of Qingtongxia Aluminum Plant; the Head of the Economic Committee of Ningxia Hui Autonomous Region; the Deputy General Manager of China Non-ferrous Metals Industry Corporation and the Deputy Head of the State Non-ferrous Metals Industry Bureau. Currently, Mr. Kang is a member of the National Committee of the Chinese People's Political Consultative Conference ("CPPCC") and the China Association for Science and Technology, the Chairman of Non-ferrous Metals Society of China and at the same time, an independent non-executive director of Jinduicheng Molybdenum Co., Ltd. and Baoji Titanium Industry Co., Ltd..

Mr. Zhang Zhuoyuan, 76, is an Independent Non-executive Director of the Company since 2007. Mr. Zhang graduated from the Faculty of Economics of Zhongnan University of Economics and has achieved extensive professional accomplishments in political economy studies, price theory and marketing studies. Mr. Zhang previously served as the director and researcher of the Institute of Finance, Trade and Economics of The Chinese Academy of Social Sciences, the Chief Editor of "Finance & Trade Economics" and a Ph.D tutor; the director, researcher and Ph.D tutor of the Institute of Industrial Economics of The Chinese Academy of Social Sciences; the director, researcher and Ph.D tutor of the Institute of Economics of The Chinese Academy of Social Sciences, as well as the Chief Editor of Economics Research Journal. Mr. Zhang is currently a committee member of the academic section of The Chinese Academy of Social Sciences, a researcher of Institute of Economics of The Chinese Academy of Social Sciences, a member of the Ninth and Tenth Sessions of CPPCC; a deputy director of each of China Price Association, China Society of Urban Economy ([Chinese Characters]) and the Chinese Society for Urban Studies ([Chinese Characters]); a director of the Chinese Society for Cost Studies and the Secretary-General of Sun Ye Fang Foundation of Economics and Science. Mr. Zhang is also an independent director of Jiangnan Securities Co. Ltd.

Mr. Wang Mengkui, 71, an Independent Non-executive Director of the Company since 2008. Mr. Wang graduated from the School of Economics, Peking University, and is an economist engaged in long-term analysis of economic theory and policy. He has published many articles on economics and on other aspects as well. Mr. Wang had served as a vice head and researcher of the economic team of the Research Office of the Secretariat of the CPC Central Committee; the commission member of the State Development and Planning Commission; the executive vice director of the Economic Research Centre of the State Development and Planning Commission; the vice director and director of the Research Office of the State Council; the Center Director of the Development Research Center of the State Council; a member of the Tenth Standing Committee of National People's Congress and a vice director of the Financial and Economic Affairs Committee of National People's Congress. He is also a professor and a tutor of doctorate students of Peking University. He currently serves as the chairman of the Society for China Development Research Fund and a member of the National Social Security Fund Committee of the PRC.

Mr. Zhu Demiao, 46, is an Independent Non-executive Director of the Company and the Chairman of the Audit committee of the Board. He has served the Company since 2008. Mr. Zhu is currently the Managing Director of Oaktree Capital (Hong Kong) Ltd. Mr. Zhu graduated from the University of Chicago GSB with a MBA degree, and obtained a Master's degree in Economics from the Research Institute for Fiscal Science, Ministry of Finance, PRC and obtained a Bachelor's degree in Economics from Hebei Geological Institute. Mr. Zhu is one of the early Certified Public Accountants in the PRC. He has extensive professional experience in finance, audit and capital management. Mr. Zhu previously worked in the Ministry of Finance of the PRC and in the investment analysis department of FMC. He had also served as the Head of China business of the equity capital market department and investment bank department of Credit Suisse First Boston; the managing director, member of the Executive Committee of Asia-pacific region and the Chairman of the Operation Committee of the Greater China Region of JP Morgan Chase & Co. Mr. Zhu is currently an independent director of WSP Holdings Limited.

Supervisors

Mr. Ao Hong, 48, currently a Vice President of Chinalco, has been serving as a supervisor of the Company since 2006. Mr. Ao graduated from Kunming University of Science and Technology majoring in metallurgy and he also holds a Master's degree from Central South University and is a professor-grade senior engineer with extensive experience in nonferrous metals research, corporate management, corporate governance and internal control. Mr. Ao had formerly served as an engineer, senior engineer, Head of General Office and Vice Chairman of General Research Institute for Non-ferrous Metals of Beijing; the Chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong, respectively.

Mr. Yuan Li, 51, is an employees elected Supervisor of the Company and the General Manager of the Corporate Culture Department of the Company. He has been serving the Company since 2001 and is an engineer with extensive administrative and managerial experience. He had formerly served as a manager of the General Management Office and the Deputy Head of the Department of Research and Investigation of China Non-ferrous Metals Industry Corporation; the Head of the Department of Research and Investigation as well as the Head of the Secretariat and an assistant inspector of the State Bureau of Nonferrous Metals Industry; and the Deputy Head of the Department of Political and Labor Affairs and the Head of the Political Party Department of Chinalco.

Mr. Zhang Zhankui, 51, is the Head of the Finance Department of Chinalco and has been serving the Company since 2001. Mr. Zhang is a postgraduate researcher in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as the Head of the Finance Division and then the Head of the Audit Division of China General Design Institute for Non-ferrous Metals; a Deputy General Manager of Beijing Enfei Tech-industry Group; the Head of the Accounting Division of the Finance Department and the Deputy Head of the Finance Department of China Copper Lead & Zinc Group Corporation; the officer-in-charge of the Company's assets and finance in the Listing Office of the Company; the Head of the Capital Division of the Finance Department of Company and the manager of the General Division of the Finance Department of the Company as well as the Deputy Head of the Finance Department of Chinalco.

Other Senior Management Personnel

Mr. Ding Haiyan, 51, a Vice President of the Company, has been serving the Company since 2001. Graduated from Beijing Economics University in 1982 majoring in labor economics, Mr. Ding holds a Master's degree in Economics and is a senior economist with extensive experience in labor, wages, insurance, enterprise mergers and acquisitions and capital operation. He once served as the Head of Labor Wage Division of the Human Resources Department of China Nonferrous Metals Industry Corporation; the Deputy Director of the Bureau of Labor and Insurance; the Deputy Director-General of the Enterprise Reform Department of the State Bureau of Non-ferrous Metals Industry as well as the Head of the Department of Assets Operation, the Deputy Head of the Company's Listing Office; and Assistant to the General Manager of Chinalco and an Executive Director and the Board Secretary of the Company.

Mr. Jiang Yinggang, 46, Vice President, has been serving the Company since 2001. Graduated in 1983 from Central South University of Industry majoring in the metallurgy of non-ferrous metals, Mr. Jiang holds a Master's degree in Metallurgy Engineering of non-ferrous metals and is a professor-grade senior engineer. He has long engaged in production operation and corporate management of production enterprises and has extensive professional experience. He has formerly served as the Deputy Head and then the Head of Corporate Management Department of Qinghai Aluminum Plant; the Head of Qinghai Aluminum Smelter; a Deputy General Manager and General Manager of Qinghai Aluminum Company Limited, and the General Manager of Qinghai branch of the Company. He has been a Vice President of the Company since 2007.

Ms. Liu Qiang, 46, is the Secretary to the Board and has been serving the Company since 2001. In 1989, Ms. Liu graduated from Beijing International Studies University majoring in English literature and obtained a Master's degree in Literature (minor in translation). Ms. Liu studied finance, financial management and business administration at the University of Foreign Economics and Business in Beijing and received trainings in finance and financial management in Hong Kong while serving in the finance department of Hong Kong Oriental Xinyuan (Holdings) Company Limited. Ms. Liu formerly served as the Manager of the Finance Department of the Australian branch of China National Non-Ferrous Metals Import and Export Corporation and has extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market. She formerly served as the Manager of the Aluminum Department of China National Non-Ferrous Metals Import and Export Corporation; a senior market analyst for the Aluminum Industry in China National Non-Ferrous Metals Trading Group and China National Metals and Minerals Import and Export Corporation as well as the Deputy Manager of the Import and Export Division of China Aluminum International Trading Corporation Limited.

2.	Positions Held in Shareholders of the Company

Whether Receiving
			Date of	Remuneration
Name	Name of Shareholder	Position(s)	Appointment	or Allowance

Xiong Weiping	Chinalco	President	February 2009	No

Ao Hong	Chinalco	Vice President	October 2005	Yes

Zhang Zhankui	Chinalco	Head of Finance	March 2006	Yes
Department

Positions in Other Entities

			Date of	Whether Receiving
Name	Name of other entities	Position(s)	Appointment	Remuneration

Shi Chungui	Cinda Securities Co., Ltd	Independent	August 2007	No
Director
	Intime Department	Independent	April 2008	Yes
	Store (Group)	Director
Company Ltd
	China National Materials	Independent	January 2010	Yes
	Company Ltd	Director

Kang Yi	Jinduicheng Molybdenum	Independent	September 2007	Yes
	Co., Ltd	Director
(A share listed company)
	Baoji Titanium Industry	Independent	September 2008	Yes
	Co., Ltd	Director
(A share listed company)

Zhang Zhuoyuan	Jiangnan Securities	Independent	October 2002	Yes
	Co., Ltd	Director

Zhu Demiao	Oaktree Capital	Managing	January 2006	Yes
	(Hong Kong) Ltd	Director
	WSP Holdings Ltd	Independent	January 2007	Yes
Director

3.	Decision Making Process and Basis of Determination of Remuneration of Directors, Supervisors and Senior Management

Based on the prevailing market conditions and the remuneration strategy of the Company, a designated department of the Company would formulate proposals for the remuneration of the Company's Directors, Supervisors and senior management and submitted the same to the Remuneration Committee of the Company. Remuneration of the senior management will then be submitted to the Board for determination whereas those of the Directors and the Supervisors will then be submitted to the Board for consideration and to the general meeting for determination.

The Company determined its remunerations for Directors, Supervisors and senior management based on its development strategy, corporate culture and remuneration strategy, taking into account the remuneration levels of corresponding positions in comparable enterprises (in terms of scale, industry and nature etc.), as well as the opinion and advice of external professional consultancy organizations. The remuneration will be linked to the Company's operating results and individual performance.

In 2009, the total remuneration of the Directors, Supervisors and Senior Management of the Company amounted to RMB6.64 million (including the traveling expenses of the independent Directors). Other than the discretionary bonus of RMB1.43 million, which were not distributed during the reporting period, all remuneration had been paid during the year.

4.	Changes in Directors, Supervisors and Senior Management during the Reporting Period

Name	Position(s)	Reason for change

Xiong Weiping	Executive Director	Appointed at the annual general meeting on 26 May 2009

Xiao Yaqing	Executive Director	Resigned on 27 March 2009, effective from 26 May 2009

5.	Employees of the Company

As at the end of the reporting period, the Company had 107,831 employees. The structure of employees is as follows:

By Professions

Category	Number of Persons

Management	11,280
Sales	731
Production	95,103
Others	717

Total	107,831

By Education Background

Category	Number of Persons

Post-graduates	629
University graduates	10,678
Technical institute graduates	18,871
Secondary/technical school graduates or below	77,653

Total	107,831

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders

1.	Share Capital Structure

Chinalco is the largest shareholder of the Company, which directly holds 38.56% equity interest and together with its subsidiaries holds an aggregate of 41.82% equity interest in the Company. As of 31 December 2009, the Directors of the Company regarded Chinalco as the Company's ultimate holding company.

Shareholding Structure of Chalco

As of 31 December 2009, the share capital structure of the Company was as follows:

As of 31 December 2009

		Percentage to total
	Number of shares	issued share capital
	(in million)	(%)

Holders of A shares subject to trading moratorium

Chinaclo	5,214.41	38.56
Baotou Aluminum (Group) Co., Ltd. (Note)	351.22	2.60
Lanzhou Aluminum Factory (Note)	79.47	0.58
Guiyang Aluminum Magnesium Design &
Research Institute (Note)	4.12	0.03

Holders of A shares not subject
to trading moratorium	3,931.30	29.07

Holders of H shares	3,943.97	29.16

Total	13,524.49	100

Note:

These are subsidiaries of Chinalco. In addition, Shanxi Aluminum Plant, a subsidiary of Chinalco, holds 7.14 million tradable A shares not subject to trading moratorium representing approximately 0.05% of the issued share capital.

According to the publicly available information and to the best knowledge of the Company's Directors, as of 26 March 2010, being the latest practicable date prior to the issue of this report, the public float of the Company is in compliance with the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

2.	Changes in Shareholding and Shareholders

There was no change in the share capital structure of the Company during the year ended 31 December 2009.

Particulars of Shareholding

Unit: Share

Before the change	After the change

Issue of
Number	Percentage	new shares	Number	Percentage
	(%)			(%)

I.	Shares subject to trading moratorium
1.	State-owned shares	5,214,407,195	38.56	N/A	5,214,407,195	38.56
2.	State-owned legal
	person shares	434,809,850	3.21	N/A	434,809,850	3.21
Total shares subject to
trading moratorium	5,649,217,045	41.77	N/A	5,649,217,045	41.77
II.	Shares not subject to
trading moratorium
1.	Renminbi ordinary shares	3,931,304,879	29.07	N/A	3,931,304,879	29.07
2.	Overseas listed foreign
	invested shares	3,943,965,968	29.16	N/A	3,943,965,968	29.16
Total shares not subject	7,875,270,847	58.23	N/A	7,875,270,847	58.23
to trading moratorium
III.	Total shares	13,524,487,892	100	N/A	13,524,487,892	100

Approval of Changes in Shareholding

nil

Transfer of Changes in Shareholding

nil

3.	Share Issuance and Listing

(1)	Status of share issuance in the past three years

Unit: Share Currency: RMB

					Number of
					shares approved	Date of
Type of share and		Offer	Number of		for listing and	termination
derivative security	Date of issue	Price	shares issued	Date of listing	trading	of trading

H shares placing	9 May 2006	HK$7.25	644,100,000*	19 May 2006	644,100,000	N/A
Renminbi ordinary share	24 April 2007	RMB6.60	1,236,731,739	30 April 2007	1,148,077,357	N/A
(IPO of A shares)
Renminbi ordinary share	28 December 2007	RMB20.49	637,880,000	4 January 2008	282,542,632	N/A
(additional issue
for share exchange
in acquiring
Baotou Aluminum)

*

These Placing Shares included 44,100,000 State-owned shares converted to H shares by Chinalco, the parent company of the Company, pursuant to the relevant PRC regulations relating to reduction of State-owned shares.

(2)	Changes in total number of issued shares and the shareholding structure of the Company

During the reporting period, the total number of issued shares of the Company amounted to 13,524,487,892 shares, which were not increased or decreased nor was there any change in the shareholding structure during the reporting period.

4.	Substantial Shareholders with Shareholding of 5% or More

Substantial Shareholders

So far as the Directors are aware, as at 31 December 2009, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

					Percentage
Name of					in the relevant	Percentage in
substantial	Class of	Number of			class of	total share
shareholders	shares	shares held		Capacity	share capital	capital

Chinalco	A Shares	5,656,357,299	(L)	Beneficial owner and	59.04%(L)	41.82%(L)
		(Note 1)		interests of
				controlled
				corporations
China Cinda Asset	A Shares	900,559,074	(L)	Beneficial owner	9.40%(L)	6.66%(L)
Management Corporation
China Construction	A Shares	709,773,136	(L)	Beneficial owner	7.41%(L)	5.25%(L)
Bank Corporation
China Development Bank	A Shares	554,940,780	(L)	Beneficial owner	5.79%(L)	4.10%(L)
Templeton Asset	H Shares	479,874,475	(L)	Investment manager	12.17%(L)	3.55%(L)
Management Ltd.
Blackrock, Inc.	H Shares	360,883,290	(L)	Interests of controlled	9.15%(L)	2.67%(L)
		15,894,713	(S)	corporations	0.40%(S)	0.12%(S)
		(Note 2)
J.P. Morgan Fleming Asset	H Shares	249,024,000	(L)	Interests of controlled	6.31%(L)	1.84%(L)
Management (Asia) Inc.		(Note 3)		corporations
J.P. Morgan Fleming Asset	H Shares	249,024,000	(L)	Interests of controlled	6.31%(L)	1.84%(L)
Management Holdings Inc.		(Note 3)		corporations
JF Asset Management Limited	H Shares	237,364,000	(L)	Interests of controlled	6.02%(L)	1.76%(L)
		(Note 3)		corporations
Morgan Stanley	H Shares	211,722,542	(L)	Interests of controlled	5.37%(L)	1.57%(L)
		190,765,181	(S)	corporations	4.84%(S)	1.41%(S)
		(Note 4)

(L)	The letter "L" denotes a long position.
(S)	The letter "S" denotes a short position.

Notes:

1.

These interests included a direct interest of 5,214,407,195 A shares held by Chinalco, and an aggregate interests in 441,950,104 A shares held by various controlled subsidiary corporations of Chinalco, comprising 351,217,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A shares held by Lanzhou Aluminum Factory, 4,119,573 A shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A shares held by Shanxi Aluminum Plant.

2.	These interests were held directly by various corporations controlled by Blackrock, Inc.

Among the aggregate interests in the long position in H shares, 3,408,540 H shares were held by BlackRock Investment Management, LLC., 16,931,750 H shares were held by BlackRock Advisors, LLC., 20,700 H shares were held by BlackRock Financial Management, Inc., 43,889,500 H shares were held by BlackRock Institutional Trust Company, N.A., 260,631,500 H shares were held by BlackRock Fund Advisors, 1,518,000 H shares were held by BlackRock International Ltd. and 34,483,300 H shares were held by Blackrock Advisors UK Ltd.

The short position in H shares was held directly by BlackRock Institutional Trust Company, N.A.

3.	These interests were held directly by two corporations controlled by J.P. Morgan Fleming Asset Management Holdings Inc., which also controls J.P. Morgan Fleming Asset Management (Asia) Inc.

Among the aggregate interests in the long position in H shares, 237,364,000 H shares were held by JF Asset Management Limited and 11,660,000 H shares were held by JF International Management Inc.

4.	These interests were held directly by various corporations controlled by Morgan Stanley.

Among the aggregate interests in the long position in H shares, 27,965,596 H shares were held by Morgan Stanley & Co, Inc., 91,670,148 H shares were held by Morgan Stanley International Incorporated, 87,498,073 H shares were held by Morgan Stanley & Co International plc., 3,716,075 H shares were held by Morgan Stanley Smith Barney LLC, 456,000 H shares were held by Morgan Stanley Capital (Luxembourg) S.A. and 416,650 H shares were held by Morgan Stanley Capital Services Inc.

Among the aggregate interests in the short position in H shares, 27,027,941 H shares were held by Morgan Stanley & Co, Inc., 80,496,320 H shares were held by Morgan Stanley International Incorporated, 80,468,320 H shares were held by Morgan Stanley & Co International plc., 2,300,000 H shares were held by Morgan Stanley Capital Services Inc., 444,600 H shares were held by Morgan Stanley Capital (Cayman Islands) Limited and 28,000 H shares were held by Morgan Stanley Hong Kong Securities Limited.

Save as disclosed above and so far as the Directors are aware, as at 31 December 2009, no other person had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

5.	Number of Shareholders

Unit: Number of Shareholders

Total number of shareholders at the end of the reporting period	610,711

6.	Particulars of Shareholdings Held by Top Ten Holders of A Shares Subject to Trading Moratorium and the Terms of the Trading Moratorium

Unit: Share

Number of
	Name of holders	Reason for	A shares subject	Expiry date
	of A shares subject	trading	to trading	of trading	Terms of
No.	to trading moratorium	moratorium	moratorium held	moratorium	trading moratorium

1	Chinalco	Issue A shares	5,214,407,195	4 January 2011	Not transferable within three years
		to exchange			from 30 April 2007. The trading
		shares			moratorium is extended to
4 January 2011 following the
merger of Baotou Aluminum
at the end of 2007

2	Baotou Aluminum (Group)	Additional issue	351,217,795	4 January 2011	Not transferable within three years
	Co., Ltd.	of A shares to			from 4 January 2008
acquire Baotou
Aluminum by
share exchange

3	Lanzhou Aluminum Factory	Issue A shares	79,472,482	4 January 2011	Not transferable within three years from
		to exchange			30 April 2007. The trading
		shares			moratorium is extended to
4 January 2011 following the
merger of Baotou Aluminum
at the end of 2007.

4	Guiyang Aluminum	Additional issue	4,119,573	4 January 2011	Not transferable within three years from
	Magnesium Design &	of A shares to			4 January 2008
	Research Institute	acquire Baotou
Aluminum by
share exchange

7.	Particulars of the Top Ten Holders of Tradable Shares Not Subject to Trading Moratorium

1	Hong Kong Securities Clearing Company Nominees Ltd	3,929,031,842
2	China Cinda Asset Management Corporation	900,559,074
3	China Construction Bank Corporation	709,773,136
4	Guokai Financial Limited Company ([Chinese Charter])	554,940,780
5	Guizhou Provincial Materials Development and Investment Corporation	72,800,000
6	Guangxi Investment (Group) Co., Ltd. ("Guangxi Investment")	45,840,527
7	ICBC - Shanghai 50 ETF Securities Investment Fund	18,702,973
8	ICBC - Lion Balance Securities Investment Fund	17,751,781
9	Bank of Communications - Yi Fang Da 50 Index Security Investment Fund	15,951,576
10	Guotai Junan - China Construction Bank
	- The Hong Kong and Shanghai Banking Corporation Ltd	12,885,849

8.	Summary of the Controlling Shareholder

(1)	Particulars of the Legal Person Controlling Shareholder

Name of the controlling shareholder:	Chinalco

Legal representative:	Xiong Weiping

Registered capital:	RMB15.432 billion

Date of incorporation:	21 February 2001

Principal operating or managing activities:

mining and selection of bausite;smelting, processing and trading of aluminum; mining and selection of rare & rare-earth metal mines; smelting, processing and trading of rare & rare-earth metals; mining, smelting, processing and trading of copper and other non-ferrous metals; related engineering and technical services.

(2)	Diagram of the Direct Equity Interests and Controlling Relationship between the Company and the Controlling Shareholder

Chinalco
41.82% (Note)
Aluminum Corporation of China Limited

Note:	Chinalco directly holds 38.56% equity interest and together with its subsidiaries holds an aggregate of 41.82% equity interest in the Company.

Chairman Statement

Dear shareholders,

I hereby present the annual report of the Group for the financial year ended 31 December 2009 for shareholders' review. On behalf of the Board of the Company and all employees, I would like to express my sincere gratitude to all shareholders for their concern and support for the Company.

Product Market Reviews

The supply and demand as well as the price of aluminum are closely tied to changes in the global and the PRC macro-economies. Changes in the global and PRC economic climate have a significant impact on the aluminum market.

Primary Aluminum Market

Due to the global economic slowdown and a plummeted demand amidst the global financial crisis in early 2009, the price of aluminum lingered at low levels. Both prices of spot aluminum at the London Metal Exchange (hereafter as "LME") and Shanghai Futures Exchange of the PRC (hereafter as "SHFE") tumbled as low as US$1,288 per tonne and RMB11,405 per tonne, respectively. Following the introduction of stimulus packages worldwide and China's collection and storage of non-ferrous metals since March, the economy has bottomed out, consumption has been gradually picking up and the aluminum price fluctuated upward. Prices of spot aluminum on the LME and SHFE surged as high as US$2,265 per tonne and RMB16,850 per tonne, respectively. The average price of spot aluminum quoted by LME in 2009 was US$1,664 per tonne, representing a decrease of 35.3% over the corresponding period last year, while that of SHFE was RMB13,617 per tonne, representing a decrease of 21.5% over the corresponding period last year.

In 2009, the global output of primary aluminum was approximately 37.68 million tonnes, representing a decrease of 5.7% over the corresponding period last year. The global consumption of primary aluminum was approximately 34.28 million tonnes, representing a decrease of 10.1% over the corresponding period last year. In the same year, the domestic output of primary aluminum was approximately 12.98 million tonnes, representing a decrease of 1.5% over the corresponding period last year and the domestic consumption of primary aluminum was approximately 13.80 million tonnes, representing an increase of 10.4% over the corresponding period last year.

Given the steadily improving aluminum demand, especially a strong rebound in the major aluminum consumption industries such as the domestic real estate and automobile sectors, idle capacity of aluminum was gradually restarted. By the end of December 2009, the global production utilization rate (inclusive of those of the PRC) of primary aluminum reached 82%, while that of the PRC was 83%.

Alumina Market

In 2009, international and domestic prices of spot alumina gradually fluctuated upward. Due to reduced production by aluminum manufacturers and drastic decrease in demand, the FOB price and the domestic price of spot alumina plummeted as low as approximately US$180 per tonne and RMB1,800 per tonne, respectively. Driven by the economic recovery and resumption of aluminum production since the third quarter, the FOB price for spot alumina in the international market went up to a maximum of approximately US$347 per tonne. At present, the international spot alumina CIF price is about US$325 per tonne and the price of domestic spot alumina price is between RMB2,900 and RMB3,000 per tonne.

The global output of alumina for 2009 was approximately 72.66 million tonnes, representing a year-on-year decrease of 8.1%; the consumption reached approximately 72.36 million tonnes, representing a year-on-year decrease of 7.8%. The domestic output of alumina reached approximately 23.82 million tonnes, representing a year-on-year increase of 4.6%. The demand for alumina was approximately 26.43 million tonnes, representing a year-on-year decrease of 1%. In 2009, imported alumina amounted to approximately 5.14 million tonnes, representing a year-on-year increase of 12.2%. With the resumption of primary aluminum production, alumina manufacturers around the world have gradually restored their production since the third quarter. As at the end of December 2009, the production utilization rate of alumina of global aluminum enterprises (inclusive of those of the PRC) was 81%, while that of the PRC was 90%.

Business Review

Struck by the international financial crisis, the year 2009 saw dampened demand and long-depressed prices in the aluminum market, which posed unprecedented difficulties and challenges to the Group's production and operation. Through its "keep business going, constrain expenses and tighten control" three-pronged strategies, the Group adopted scientific and effective counter-measures including enhancing management, reducing energy consumption, controlling costs and expenses, stabilizing supply as well as strengthening sales and constraining investment to enable stable operation of the Group's production and business.

1.

Refined baseline management and stabilized production. In response to the rapidly deteriorating market conditions, the Group decisively adjusted its operation strategies. To serve sustainable development, the Group tighten its administrative expenses and procurement costs, and exercise controls over three aspects, namely project investments, costs and capital management. On production operations, the Group improved its production arrangement and adopted more flexible and profit-oriented production plans, and also achieved stable production operations by executing its contingency plans and fully exploiting its unutilized potentials. In 2009, the output of alumina of the Group reached 7.78 million tonnes, representing a year-on-year decrease of 13.8%. The output of alumina chemicals was 1.03 million tonnes, representing a year-on-year decrease of 1%. The output of primary aluminum amounted to 3.44 million tonnes, representing a year-on-year increase of 5.8%. The output of aluminum fabrication products was 412,600 tonnes, representing a year-on-year decrease of 27.9%.

2.

Stringent cost control, lowering costs and boosting efficiency throughout its business process. Apart from implementing cost reduction in every production flow and position, the Group made the best of its potentials and consistently improved its technical and economical indicators as part of its efforts to reduce materials and energy consumption. The Group also strictly controlled costs and expenses, avoided waste and cut expenses. With the management taking the lead, the Company implemented a universal pay cut to reduce labour costs. In 2009, the unit production cost of the Group was lower than that of last year. The unit production costs of alumina and aluminum in 2009 decreased by 18% and 17% compared with that of last year, respectively.

3.

Tightened financial management in all respects. By focusing on controlling liquidity and to keep business within budget, the Group strictly controlled costs and expenses to secure a stable cash flow. It also exercised stringent control to constrain interest-bearing liabilities, and optimized its debt portfolio and cut finance costs by low-cost refinancing. Efforts were made to bring in more in-depth analysis on operating activities, improve budget and cash flow alert system, and strengthen risk control. Meanwhile, management on inventories and procurement was consolidated to lower the purchase cost.

4.

Doubled efforts to protect resources. The Group spared no effort in speeding up mine construction, strengthening bauxite procurement and production as well as improving safety of bauxite supply and comprehensive utilization of resources. In 2009, the contribution from self-owned and joint venture-mining projects increased by approximately 26.43 percentage points over the corresponding period last year. Furthermore, the Group acquired 11 bauxite mining rights with an addition of 53 million tonnes of bauxite to its reserves, and 1.515 million tonnes of bauxite to its self-owned mining capacity.

5.

Proactively scaled new heights in technology. The Group made significant progress in the research and development and commercialization of technological applications with breakthroughs in several key technologies. In particular, the Group extensively applied the new technologies that can effectively enhance production and quality, reduce costs and improve efficiency, and save energy and reduce emission. As for alumina, leveraging its new proprietary technologies for bauxite ore processing, as well as its efficiency-based and energy-saving alumina production technologies, the Group has effectively alleviated shortage of resources and energy. As for aluminum, the Group further promoted the application of new technologies and equipment for aluminum development. It also boosted the efficiency of electric current, production volume and life span of its equipment whilst reducing energy consumption by promoting "3-dimensional refinements" and new know-how in newly structured aluminum smelting. In relation to aluminum fabrication, focus was put on the development of new materials and new products such as aluminum alloys for transportation application, high quality can foil, CTP plate base and metal composite materials. Such emphases on strengthening commercialization of new products gave the Group the technological edge to adjust its product mix and expand market share.

6.

Advanced energy saving and emission reduction. The Group set development goals and assurance policies for recycling and conservation of resources, aspiring to transform itself into a resource-efficient enterprise. Through focusing on streamlining its production workflow, phasing out obsolete equipment, actively adjusting its industry portfolio and perfecting its production structure, the Group speeded up the refinement of integrated energy-saving technology by means of new production techniques and technologies. In 2009, the Company saved energy equivalent to 1.45 million tonnes of standard coal.

7.

On investment management, the Group reassessed the market competitiveness of its key projects and focused on investing structural adjustment projects. Through strengthening the analysis of capital expenditure in capital planning, the Group optimized the capital arrangements for its projects, thereby exercising greater control on workflows and resulting in a more effective control of its investment risks.

8.

The Group proactively initiated negotiations and cooperations in direct purchase of electricity. As at the end of 2009, five out of nine pilot enterprises, representing a total of 755,000 tonnes of smelting capacity, which accounted for 33.62% of the total 2.2457 million tonnes expected smelting capacity were confirmed. Negotiations of the remaining four enterprises are underway.

9.

The Group further promoted its overseas projects. The Group is preparing the feasibility report for the alumina project in Queensland, Australia. In addition, Chalco (Hong Kong) Ltd, a subsidiary of the Group, together with Malaysia Mining Company (MMC) and Saudi Arabian Binladin Group (SBG), planned to develop and operate an aluminum plant with an annual capacity of approximately 1 million tonnes and a self-owned power plant in Jazan Economic City of Saudi Arabia. Currently, the feasibility report for the project is being prepared.

Dividends

nil

Financial Results

The revenue of the Group for the year ended 31 December 2009 amounted to RMB70.3 billion, representing a year-on-year decrease of 8.42%. The loss attributable to the equity holders of the Company was RMB4.643 billion. Loss per share attributable to the equity holders of the Company was RMB0.3433.

Business Outlook and Prospects

In 2010, the global economy continues to regain its momentum with an increase in market demand. However, the industry is still shrouded by some uncertainties and aluminum price is expected to fluctuate toward higher ends. By prioritizing on effectiveness, inventory, innovation and resources in order to focus on building up new competitive edges, the Group will embark on a structural overhaul on all fronts. The Group will insist on phasing out the obsolete whilst engaging in new development, integrate internal restructuring with external mergers and acquisitions, and continue to press ahead with its cost-oriented strategy, stick to its principle of lowering cost and enhancing efficiency, and step up its efforts in resource acquisition and technology innovation, in order to achieve a turnaround to profits. To this end, the Group will put its efforts on the following aspects:

1.

To ensure the stability in production and operation, the Group will strengthen its production organization by maximizing its production efficiency in order to further realize the overall advantages of its product chain as well as to reduce cost and operating risks.

2.

To actively adjust its industry structure. As for bauxite, the Group will fiercely explore domestic resources, increase self-owned mining proportion, increase and enhance bauxite reserves. Meanwhile, it will actively seek chances to tap overseas resources, selectively participate and promote promising international exploitation and development projects. As for alumina, the Group will commence production skills and techniques upgrade as well as production process optimization. It will strategically establish alumina plants in favourable locations to replace obsolete capacity. As regards aluminum, the Group will refine and phase out obsolete capacity and relocate capacity to coal-, water- and electricity-rich areas. It will also apply new technological achievements, optimize existing production skills, promote the application of advanced equipment such as new models of electrolytic cells, reduce overall energy consumption, and actively promote co-operation between aluminum and electricity plants. As regards aluminum fabrication services, the Group will focus on developing cutting-edge aluminum materials to cement the Company's technical advantages on high-end products, and in turn achieve professional, large-scaled and streamlined production.

3.

To enhance capital structure, optimize debt portfolio and cut finance costs. The Group will strengthen budget controls and centralized capital management in all aspects, strengthen its financial control, enhance the quality and efficiency of budget controls and capital allocation; strive to implement its cost-oriented strategy for the sake of reducing production cost; strictly control the Company's debt size, further enhance the controls over cash flow budget, and maintain the cash reserve at a safe level. The Group will also strengthen the analyses on capital reports, further optimize its debt structure and financing structure, reduce the cost of capital, increase the efficiency of capital use, and guard against credit risks. Moreover, the Group will step up its monitoring and control over the credit risks of its subsidiaries, enhance its credit risk monitoring and alert system, and reasonably identify the key monitoring areas and control measures to guard against credit risks.

4.

To vigorously promote the resources strategy, step up mine construction and improve the safety and reliability of bauxite ore supply. The Group will accelerate the industrial application of ore-processing, optimize the reasonable allocation of resources, and upgrade the levels of comprehensive utilization of resources. At the same time, the Group will continue the progress of its overseas development projects.

5.

To vigorously expedite technological strategies. With the theme of lowering cost and enhancing efficiency, reducing energy consumption and emission, and promoting technology reserves, the Group will stick to the general principle of optimizing structure and achieving maximum financial performance when propelling the industrialization of advanced technology, in a bid to upgrade equipment and product quality. The Group will also speed up its research and development on technological projects and actively resort to advanced and appropriate technology to reduce the consumption of resources and energy, and in turn accelerate the optimization and upgrading of the operations. At the same time, the Group will selectively develop scientific technology and basic research to ensure the Group's sustainable development.

6.

To take advantage of low material cost to acquire adequate strategic reserve. The Group will adopt centralized procurement and strategically partner with sizable enterprises to reduce inventory cost and procurement cost. The Group will optimize sales and marketing strategies under the management system of "centralized management and entrusted operation", innovate its marketing modes, strengthen market analyses and estimates, enhance its capabilities to tap the market and boost its operating standard, establish a sound market alert system, as well as consolidate and expand market shares.

7.

To optimize investment structure. The Group will optimize the design and strictly control the budgetary estimates for projects as well as monitor the entire project development process with a view to reducing investment cost and ensuring the achievement of the expected results. The accountability system for investment projects will be further implemented.

8.	To accelerate the management system reform, optimize organizational structure and management workflows, enhance labour productivity and lower labour costs.

9.

To strengthen the development of the internal control system, promote risk management on all fronts, enhance the internal supervision system, and strengthen risk prevention and control and internal audit in key areas.

10.	To actively press ahead with the cooperations and negotiations concerning direct purchases of electricity.

In 2010, we will do our utmost to achieve our goals as a return to our shareholders.

Xiong Weiping
Chairman

Beijing, the PRC
26 March 2010

Management's Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion should be read in conjunction with the financial information of the Group together with the accompanying notes included elsewhere in this report.

Business Segments

The Group is engaged principally in alumina refining, primary aluminum smelting and aluminum fabrication products. The Group organizes its operations according to the following business segments:

Alumina segment, which consists of mining and purchase of bauxite and other raw materials, supplemental materials, and fuels and utility, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and metal gallium.

Primary aluminum segment, which consists of purchasing alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy products.

Aluminum fabrication segment, which consists of purchasing primary aluminum and other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

Other segments, which mainly include research and development activities relating to aluminum business of the headquarters and other operations of the Group.

Results of Operations

The Group's net loss attributable to equity holders for year 2009 was RMB4,643 million, representing a significant decrease from the net profit of RMB19 million for year 2008. This was mainly attributable to the unprecedented pressure and challenges in the Group's operation and production, given the plummeted average selling price of its leading products as compared with that of year 2008, in the midst of the global financial crisis and the industry cyclical trough of the aluminium products market.

Revenue

Revenue of the Group for 2009 was RMB70,268 million, representing a decrease of RMB6,460 million or 8.42% from RMB76,728 million for year 2008. This was mainly because in spite of the improving selling prices of alumina and aluminum in 2009, the average selling prices were still below that of year 2008 (for details, please refer to the following "Discussion of Segment Operations").

Cost of Sales

The Group's total cost of sales decreased by RMB1,882 million or 2.65% from RMB70,961 million for year 2008 to RMB69,079 million for 2009. Such decrease was mainly attributable to the decrease in the unit cost of sales of the Group's principal products offset by the increase in sales volume.

Selling and Distribution Expenses, General and Administrative Expenses

The Group's selling and distribution expenses decreased by RMB298 million or 19.07% from RMB1,563 million for year 2008 to RMB1,265 million for 2009. This was primarily attributable to the decrease in external sales of self-produced alumina and the decreases in transportation, loading and packaging expenses brought by enhanced logistics management of the Group.

The Group's general and administrative expenses increased by RMB450 million or 17.95% from RMB2,507 million for year 2008 to RMB2,957 million for 2009, which was mainly attributable to the recognition of the termination and early retirement benefits as a result of the implementation of the internal early retirement scheme in some enterprises during the Group's all-inclusive and in-depth structural changes launched in 2009.

Owing to the above factors, operating profit of the Group decreased by RMB5,111 million from a profit of RMB1,832 million for year 2008 to a loss of RMB3,279 million for 2009.

Finance Costs, Net

The Group's net finance costs increased by RMB428 million or 25.03% from RMB1,710 million for year 2008 to RMB2,138 million for 2009. This was primarily attributable to the corresponding increase in interest expenses as a result of the increase in the Group's bank loans. The increase in finance costs was partly offset by the decrease in the Group's effective interest rate in 2009.

Income Tax Benefits

The Group's income tax benefits increased by RMB677 million from an income benefits of RMB34 million for year 2008 to an income tax benefit of RMB711 million for 2009. This was mainly because the Group recognized the deferred income tax assets corresponding to the taxable losses for 2009. The deferred income tax assets are expected to be realized in future utilization period.

Discussion of Segment Operations

Alumina Segment

Sales of Products

The Group's total sales of products in the alumina segment was RMB20,151 million for 2009, representing a decrease of RMB11,089 million or 35.50% from RMB31,240 million for year 2008.

The revenue from internal trading in the alumina segment decreased by RMB7,483 million or 45.54% from RMB16,431 million for year 2008 to RMB8,948 million for 2009.

The revenue from external trading in the alumina segment decreased by RMB3,606 million or 24.35% from RMB14,809 million for year 2008 to RMB11,203 million for 2009.

The Group's external sales volume of alumina increased by 172,200 tonnes from 4,264,400 tonnes (including 1,134,800 tonnes from trading) for year 2008 to 4,436,600 tonnes (including 1,603,600 tonnes from trading) for 2009. Among which, the external sales volume of self-produced alumina decreased by 296,600 tonnes and the trading volume of alumina increased by 468,800 tonnes. The increase in external sales volume of alumina brought an additional RMB467 million external revenue to this segment.

The Group's external average selling price of alumina amounted to RMB1,939 per tonne (exclusive of value-added tax, the same for below) for 2009, representing a decrease of RMB771 per tonne or 28.45% from the external average selling price of RMB2,710 per tonne for year 2008. The decrease in external selling price resulted in a decrease of RMB3,421 million in the external revenue of this segment.

Operating (Loss)/profit

As a result of the foregoing reasons, the Group's total operating profit in the alumina segment decreased significantly by RMB3,921 million from a profit of RMB1,472 million for year 2008 to a loss of RMB2,449 million for 2009.

Primary Aluminum Segment

Sales of Products

The Group's total sales from products in the primary aluminum segment decreased by RMB2,528 million or 4.90% from RMB51,626 million for year 2008 to RMB49,098 million for 2009.

The revenue from internal trading of primary aluminum decreased by RMB444 million or 14.06% from RMB3,159 million for year 2008 to RMB2,715 million in 2009.

The revenue from external trading in the primary aluminum segment decreased by RMB2,084 million or 4.30% from RMB48,467 million for year 2008 to RMB46,383 million for 2009.

The Group's external sales volume of primary aluminum products increased by 713,300 tonnes from 3,101,300 tonnes for year 2008 to 3,814,600 tonnes for 2009. The increase in external sales volume brought an additional RMB10,515 million external revenue to this segment.

In 2009, the Group's external average selling price of primary aluminum was RMB11,835 per tonne, representing a decrease of RMB2,907 per tonne or 19.72% from the external average selling price of RMB14,742 per tonne for year 2008. The decrease in external selling price led to a decrease of RMB11,089 million in the external revenue of this segment.

Operating Profit

The Group's total operating profit in the primary aluminum segment decreased by RMB430 million or 83.33% from RMB516 million for year 2008 to RMB86 million for 2009.

Aluminum Fabrication Segment

Sales of Products

The Group's total sales from products in the aluminum fabrication segment decreased by RMB1,881 million or 17.26% from RMB10,900 million for year 2008 to RMB9,019 million for 2009.

Operating loss

The Group's total operating loss in the aluminum fabrication segment increased further by RMB294 million or 92.45% from RMB318 million for year 2008 to RMB612 million for 2009.

Structure of Assets and Liabilities

Current Assets and Liabilities

As of 31 December 2009, the Group's current assets amounted to RMB36,334 million, representing a decrease of RMB6,223 million from RMB42,557 million as at the end of 2008, which was mainly attributable to a reduction in the Group's funding occupation through limiting its liabilities and minimizing its reserve of bank balances and cash.

As of 31 December 2009, the Group's bank balances and cash amounted to RMB7,859 million, representing a decrease of RMB8,438 million as compared with RMB16,297 million as at the end of 2008.

As of 31 December 2009, the Group's inventories amounted to RMB20,423 million, representing an increase of RMB513 million as compared with RMB19,910 million as at the end of 2008. Among which, raw materials and work-in-progress decreased by RMB437 million as compared with the end of 2008 while finished goods increased by RMB927 million as compared with the end of 2008. This was mainly because of the utilization of previously recognized provision upon the sale of finished goods, and China Aluminum International Trading Corporation Limited ("Chalco Trading"), a subsidiary of the Company, has expanded its own trading business and has adopted a more market-driven business model since September 2009.

As of 31 December 2009, the Group's current liabilities amounted to RMB40,030 million, representing an increase of RMB1,408 million as compared with RMB38,622 million as at the end of 2008. In 2009, the Group borrowed additional RMB8,805 million short-term loans (including trust loans of RMB5,000 million), and redeemed RMB5,152 million short-term corporate bonds (including interest) on maturity. Meanwhile, the Group made the best of low-cost bill financing and managed to increase the issue of bills in 2009. Outstanding bills increased by RMB1,312 million as compared with the end of 2008. On the other hand, the Group's prepayment from customers decreased by RMB2,686 million as compared with the end of 2008, mainly attributable to the prepayment received from customers for aluminum ingots at the end of 2008, i.e. RMB2,770 million and the delivery of which was completed in 2009, as well as a RMB759 million decrease in other payables after the Group settled the construction payables on schedule.

As of 31 December 2009, the current ratio of the Group was 0.91, representing a decrease of 0.19 as compared with 1.10 as at the end of 2008. The quick ratio was 0.40, representing a decrease of 0.19 as compared with 0.59 as at the end of 2008.

Non-current Liabilities

As of 31 December 2009, the Group's non-current liabilities amounted to RMB38,364 million, representing an increase of RMB1,555 million as compared with RMB36,809 million as at the end of 2008, mainly due to the increase in the specific project borrowings.

As of 31 December 2009, the debt to asset ratio of the Group was 58.51%, representing an increase of 2.89 percentage points as compared with 55.62% as at the end of 2008. The gearing ratio of the Group was 58.29%, representing an increase of 6.56 percentage points as compared with 51.73% at the end of 2008.

Gains and Losses From Changes in Fair Value and Disposal Gains on Derivative Financial Assets and Liabilities

The Group formulated the internal control system in relation to recognition, measurement and disclosure of fair value in strict compliance with the requirements under the relevant accounting principles, and undertook responsibility for the truthfulness of the measurement and disclosure of fair value. Currently, its available-for-sale financial assets and financial assets at fair value through profit or loss (including derivative instrument) were measured at fair value.

As of 31 December 2009, the Group's financial assets at fair value through profit or loss, which represented the outstanding primary aluminum and zinc future contracts held by the Group, amounted to RMB0.06 million, representing a decrease of RMB58 million from RMB58 million as at the end of 2008.

As of 31 December 2009, the Group's financial liabilities at fair value through profit or loss, which represented the outstanding primary aluminum future contracts held by the Group, amounted to RMB48 million. The balance of RMB114 million as at 31 December 2008 mainly represented the Asian option contracts on primary aluminum held by the Group and such contracts were terminated in early 2009.

The loss from the fair value change of the aforesaid option contracts and the realized investment gains from such contracts for 2009 amounted to RMB34 million and RMB456 million, respectively, as compared with RMB21 million and RMB289 million respectively in 2008, representing an increase of RMB154 million in net gains.

Provision for inventory impairment

On 31 December 2009, the Group conducted valuation on the net realizable value of its inventories on basis of the estimated selling price when available for sale. The valuation took into account the intra-group matching of sales plans and production schedules of alumina plants and aluminum smelters, financial budget, inventory turnover, inventory purposes and post balance sheet events, upon a comprehensive assessment, the provisions for inventory impairment for inventories held as of 31 December 2009 amounted to RMB74 million, representing a decrease of RMB910 million as compared with the provisions for impairment of RMB984 million at the end of 2008, mainly due to most inventories for which provision for impairment were made were sold in 2009.

Owing to its features of the inventory turnover process and production process, the Company needs time to process raw material and work in progress inventory into finished goods. Therefore, based on the estimated selling price of finished goods when available for sale, the net realizable value could truly reflect the Group's financial conditions and operating results, and such method is suitable for its production operation. The Group principally considered its comprehensive industry chain (its scope of business covers the exploration and mining of bauxite, smelting of alumina and primary aluminum, production of aluminum alloy and refined processing of aluminum products), the continuity and integrity of its inventory turnover process and production process, and that continuous processing is required for turning raw material and work in progress inventory into finished goods. These factors required the Group to adopt an all-round approach and use the estimated selling price when available for sale to determine the net realizable value of raw material and work in progress inventory. Based on reliable evidence such as executed sales contract, net realizable value is measured by the estimated selling price when available for sale less the estimated costs, expenses and taxes for completing the sale, after taking into account the inventory nature, volume, purpose and price fluctuation, the production and operation budget, and post balance sheet event. For finished goods inventory, net realizable value is calculated based on the contract price, or for quantities exceeds the contracted volumes, based on the actual selling price from the balance sheet date to the reporting date and the estimated selling price when available for sale. For raw materials and work in progress inventory, the Group has established a model for calculating impairment provision, which estimates the costs to be incurred based on the expected time of sale determined by the Group's production capacity and cycles, the correlation among raw materials, work in progress, production capacity and volume, and the calculation is based on the estimated selling price when available for sale.

Provision for Impairment of Property, Plant and Equipment

On 31 December 2009, the Group conducted valuation on the recoverable amount of any property, plant and equipment with impairment indication in accordance with the relevant accounting standards, which took into consideration factors such as the impact of the structural change across the Group on disposal of production lines and assets, and post balance sheet events. For obsolete production capacity and production lines intended to be phased out, the net recoverable amount was determined based on the difference between the estimated selling price and the costs to sell or dispose. For assets intended to be restructured, the net recoverable amount was determined with reference to the appraised value of the assets. For less profit-making production lines, the net recoverable amount was determined based on value in use of such assets or group of assets. After a comprehensive assessment, the provisions for impairment of property, plant and equipment for 2009 amounted to RMB624 million, of which RMB315 million of impairment of property, plant and equipment was contributed by reasons such as closure of small smelting pots to phase out obsolete capacity, RMB60 million of impairment of property, plant and equipment was contributed by the replacement of assets amidst the implementation of environmental-friendly and energy-saving projects, RMB89 million of impairment of property, plant and equipment was contributed by the disposal of out-of-date and inefficient assets, and RMB160 million was contributed by the impairment of construction-in-progress due to the proposed restructuring of the assets.

Capital Expenditures, Capital Commitments and Investments Undertakings

In 2009, the Group's project investment expenditures amounted to RMB10,686 million, which consisted mainly of the investments such as energy saving and consumption reduction, environment control, mine construction and scientific research, including projects such as Chongqing branch's 800,000-tonne alumina project, the 800,000-tonne alumina project in Zunyi Alumina, Fushun Aluminum's aluminum renovation project, Chalco Ruimin's high precision aluminium strip and sheet project, Northwest Aluminum Plant's aluminum foil project, and aluminum processing project under construction at Chalco Southwest Aluminum Cold Rolling.

As of 31 December 2009, the Group's capital commitment for investment in property, plant and equipment amounted to RMB34,411 million, of which those contracted but not provided for amounted to RMB3,918 million and those authorized but not contracted for amounted to RMB30,493 million.

As of 31 December 2009, the Group's investment commitment amounted to RMB222 million, mainly including RMB202 million and RMB20 million for further capital injection into Zunyi Alumina and Shanxi Taiyue, respectively.

The Group's investments in new construction and renovation projects as well as external acquisitions have constantly improved its capacity and output of alumina and primary aluminum.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of 31 December 2009 amounted to RMB7,401 million, including foreign currency deposits denominated in Hong Kong dollars, US dollars, Euro and Australian dollars which were respectively translated to RMB47 million, RMB104 million, RMB2 million and RMB165 million.

Cash Flow from Operating Activities

Net cash generated from operating activities decreased by RMB5,730 million from the inflow of RMB5,024 million for 2008 to the outflow of RMB706 million for 2009. Such decrease was in part attributable to the financial crisis which drove the average selling price of the Group's major products in 2009 to slide and led to a decrease in cash inflow from product sales, and in part attributable to the Group's receipt of prepayments of RMB2,770 million for aluminum ingots as at the end of 2008 were utilized upon completion of the related sales in 2009.

Cash Flow from Investing Activities

Net cash outflow from investing activities significantly decreased by RMB12,730 million from the outflow of RMB22,207 million for 2008 to RMB9,477 million for 2009. Such decrease was mainly due to the effective control of investment expenditure upon the Group's continuation of the investment policy of ensuring accelerating some projects while slowing down others in 2009.

Cash Flow from Financing Activities

Net cash inflow from financing activities amounted to RMB1,577 million for 2009, representing a decrease of RMB22,793 million from the inflow of RMB24,370 million for 2008. This was mainly because the Group scaled down its investments to a large extent and increased the effectiveness in funding usage, and thereby decreased the financing needs and the size of loans.

Non-recurring Items (measured according to relevant provisions under the PRC Accounting Standards for Business Enterprises)

The gains from non-recurring items of the Group for 2009 attributable to the equity holders of the Company amounted to RMB396 million, comprising gains and losses from changes in fair value of the Group's financial assets and financial liabilities held for trading, and investment gain from disposal of financial assets and financial liabilities held for trading and available-for-sale financial assets of RMB428 million, government grants of RMB151 million, additional gains from the reversal of over-provision of impairment of trade receivables amounting to RMB9 million according to a specific impairment assessment, gains attributable to subsidiaries acquired from business combinations under common control from the beginning of the accounting period to the date of combination of RMB3 million, non-operating income of RMB6 million, net loss from disposal of non-current assets of RMB27 million, income tax expense on the aforementioned non-recurring net other gains of RMB134 million as well as the minority interest after taxation of RMB40 million.

Risk Factors

1.

Price fluctuation of alumina and primary aluminum. The Company operates in the aluminum industry. As in a cyclical industry, aluminum prices are susceptible to changes in the global economy and demand and supply of aluminum, etc. The Company sets the prices for alumina and primary aluminum with reference to international and domestic markets as well as the demand and supply dynamics. These factors might be beyond the control of the Company. If the prices for alumina and primary aluminum are relatively volatile in the international market, there may be adverse impact on the business, financial condition and operating results of the Company.

2.

Supply of raw and ancillary materials such as bauxite and electricity. During the production of alumina, primary aluminum and aluminum fabrication, the Company heavily relies on raw materials such as bauxite and coal as well as the massive and uninterrupted supply of electricity. As the Company has recently boosted its production capacity substantially, the demands for the above raw materials and electricity have therefore increased. If the supplies of raw materials and energy cannot accommodate the production needs of the Company and the prices unexpectedly increase, there will be material impact on the financial positions and operating results of the Company.

3.

Market competition. Although the Company has a relatively significant influence in the industry, local and privately-owned enterprises have become its competitors as aluminum industry rapidly develops in China. If the Company fails to effectively operate and manage its business consistently, the operating results of the Company would be adversely affected, and its leading position in the industry would thus be weakened.

4.

Potential hazards and force majeure. During its operation, the Company may experience major accidents which may lead to economic loss or personal casualties. Major industrial accidents and natural disasters may lead to suspension of certain business segments, or result in economic loss or environmental damages as well as increase in operating expenditure or reduction in sales. The insurance coverage of the Company may not be able or sufficient to compensate for such accidents or their consequences. Should there be any damages which cannot be fully covered, the operating results of the Company may be adversely affected by the loss incurred.

Directors' Report

The Board hereby submits the Directors' Report together with the audited financial statements for the year ended 31 December 2009.

Principal Activities

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC. It is primarily engaged in the production and sales of alumina, primary aluminum and aluminum fabricated products and related research activities.

Financial Summary

The results of the Group for the year ended 31 December 2009 are set out in the consolidated income statement on pages 109 to 111. A five-year financial summary of the Group is set out on pages 8 to 12.

Dividend

The Board did not recommend the payment of a final dividend for the year ended 31 December 2009. The dividends for the last three years are as follows:

	Year 2009	Year 2008	Year 2007

Total dividends paid (RMB billion)	nil	0.703	2.650
Ratio to profits attributable
to equity holders
of the Company (%)	nil	3609.30	24.64

Share Capital

Details of the share capital of the Company are set out in Note 18 to the consolidated financial statements.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in shareholders' equity on pages 112 to 113 respectively and Note 19 to the consolidated financial statements.

Property, Plant and Equipment

Details of the movements in property, plant and equipment of the Group and of the Company are set out in Note 7 to the consolidated financial statements.

Distributable Reserves

Pursuant to Article 184 of the Articles of Association of the Company, where there are differences between PRC accounting standards and the accounting principles generally accepted in Hong Kong, the distributable reserves for the relevant period shall be the lesser of the amounts shown in the two different financial statements. As such, as of 31 December 2009, the distributable reserves of the Group, amounted to approximately RMB17.79 billion.

Use of Proceeds

During the reporting period, the Company did not raise any proceeds or use any proceeds brought forward from previous periods.

Use of Non-Proceeds

During the reporting period, the use of funding not derived from proceeds are set out as follows:

(1)

Chongqing alumina project: The investment in the project set-up would cost approximately RMB4.97 billion. As at the end of 2009, the Company invested approximately RMB4.22 billion in the project, which is expected to be completed with a production capacity of 800,000 tonnes of alumina by 2010.

(2)

Zunyi alumina project: The investment in the project set-up would cost approximately RMB4.41 billion. By the end of 2009, the Company invested approximately RMB3.65 billion in the project, which is expected to be completed with a production capacity of 800,000 tonnes of alumina by 2010.

(3)

Southwest aluminum cold rolling project: The investment in the project set-up would cost approximately RMB1.64 billion. By the end of 2009, the Company invested approximately RMB1.25 billion in the project, which is expected to be completed with a production capacity of 250,000 tonnes of aluminum fabrication by 2010.

(4)

Chalco Ruimin high precision aluminum strip and sheet project: The investment in the project set-up would cost approximately RMB2.87 billion. By the end of 2009, the Company invested approximately RMB1.68 billion in the project. The project was partially completed with a production capacity of 150,000 tonnes of aluminum fabrication in 2009, and is expected to be fully completed with an additional production capacity of 100,000 tonnes of aluminum fabrication by 2010.

(5)

Northwest Aluminum Fabrication Plant aluminum foil project: The investment in the project set-up would cost approximately RMB1.14 billion. By the end of 2009, the Company invested approximately RMB650 million in the project, which is expected to be completed with a production capacity of 35,000 tonnes of aluminum fabrication by 2010.

Entrusted Deposits and Overdue Time Deposits

As of 31 December 2009, the Group had no entrusted deposits with any financial institution in the PRC, nor had it failed to withdraw any time deposits upon maturity during the year (2008: nil).

Pre-emptive Rights

Under the Articles of Association of the Company and the PRC laws, there are no pre-emptive rights that require the Company to offer new shares to its existing shareholders on a pro-rata basis.

Donations

The Group donated approximately RMB6.80 million during the year (2008: approximately RMB26.70 million).

Litigation and Contingent Liabilities

(a)	Litigation

Since a third party was sued by a bank in respect of the outstanding loans, Fushun Aluminum, a subsidiary of the Company, was also sued for its joint liabilities in such respect. As of 31 December 2009, the proceedings were completed and Fushun Aluminum was not held liable. Save as the aforesaid, there was no other material litigation pending during the reporting period which was required to be disclosed.

(b)	Contingent Liabilities

During the reporting period, the Group had no material contingent liabilities.

Directors, Supervisors and Senior Management

During the year, the Directors and Supervisors were as follows:

Executive Directors

Xiong Weiping#	appointed on 26 May 2009
Xiao Yaqing#	resigned on 26 May 2009
Luo Jianchuan	re-appointed on 18 May 2007
Chen Jihua	re-appointed on 18 May 2007
Liu Xiangmin	re-appointed on 18 May 2007

Non-executive Director

Shi Chungui	re-appointed on 18 May 2007

Independent non-executive Directors

Kang Yi	re-appointed on 18 May 2007
Zhang Zuoyuan	re-appointed on 18 May 2007
Wang Mengkui	appointed on 9 May 2008
Zhu Demiao	appointed on 9 May 2008

Supervisors

Ao Hong	re-appointed on 18 May 2007
Yuan Li	re-appointed on 18 May 2007
Zhang Zhankui	re-appointed on 18 May 2007

Profiles of the Directors, Supervisors and senior management are set out on pages 14 to 20.

#

Mr. Xiao Yaqing, the Ex-Chairman of the Company, resigned as Chairman, Executive Director, Chief Executive Officer, member and Chairman of the Nomination Committee of the Company on 27 March 2009, effective from the election of the new director at the 2008 annual general meeting of the Company held on 26 May 2009. As recommended and nominated by Chinalco and the Nomination Committee of the third session of the Board respectively, the third session of the Board of the Company nominated Mr. Xiong Weiping as the executive director candidate, and he was so appointed at the 2008 annual general meeting of the Company held on 26 May 2009 .

Directors' and Supervisors' Service Contracts and Remuneration

Pursuant to Articles 104 and 145 of the Articles of Association of the Company, the term of office for Directors and Supervisors is three years, subject to re-election. Each of the Directors and Supervisors has therefore entered into a service contract with the Company for a term of three years, but none of their service contracts is not terminable by the Company within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remuneration and the five highest paid individuals are set out in Note 31 to the consolidated financial statements. For the year ended 31 December 2009, there were no arrangements under which a Director or Supervisor of the Company had waived or agreed to waive any remuneration.

Interests of Directors, Chief Executive and Supervisors in Shares of the Company or Its Associated Corporations

During the year ended 31 December 2009, none of the Directors, chief executive, Supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO), which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

During the year ended 31 December 2009, none of the Directors, chief executive, Supervisors, senior management or their respective spouses or children under eighteen was given the right to acquire shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO).

Interests of Directors and Supervisors in Contracts

During the year ended 31 December 2009, none of the Directors or Supervisors had any material direct or indirect interest in any contract of significance to which the Company or any of its subsidiaries was a party.

Employees and Pension Schemes

As of 31 December 2009, the Group had 107,831 employees. The remuneration package includes salaries, bonuses and allowances. Employees also receive benefits including medical care, housing subsidies, child care and education, retirement pension and other benefits.

In accordance with applicable PRC regulations, the Group has currently enrolled in pension schemes organized by various provincial and municipal governments, under which each of the Group's plants is required to contribute a fixed percentage of its employees' salaries, bonuses and various allowances to the schemes. The specific percentage, which is around 20%, varies from plant to plant depending on the locality of the plant and the average age of the employees. Besides, the Group commenced structural adjustment since 2009, during which certain group companies implemented company-wide reforms including staff termination and early retirement schemes.

Repurchase, Sale and Redemption of the Company's Shares

The Company did not redeem any of its shares during 2009. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2009.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or subsisted during the year.

Major Customers and Suppliers

The largest customer and the five largest customers of alumina of the Company accounted for approximately 3.6% and 13.26%, respectively, of the Company's total sales of alumina for the year ended 31 December 2009. All these major customers were domestic aluminum smelters.

The largest customer and the five largest customers of primary aluminum of the Company accounted for approximately 6.46% and 16.14%, respectively, of the Company's total sales of primary aluminum for the year ended 31 December 2009. All these major customers were domestic aluminum fabrication plants.

The amount of raw materials (including bauxite) provided by the largest supplier and the five largest suppliers of the Company in the alumina segment accounted for approximately 4.22% and 10.17%, respectively, of the Company's total costs of raw materials for the alumina segment.

The amount of raw materials provided by the largest supplier and the five largest suppliers of the Company in the primary aluminum segment accounted for approximately 6.56% and 22.07%, respectively, of the Company's total costs of raw materials for the primary aluminum segment.

At any time during 2009, none of the Company's directors or their respective associates (as defined in the Hong Kong Listing Rules) or the existing shareholders, which, to the knowledge of the directors of the Company, holding more than 5% of the Company's issued share capital, had any interests in the Group's five largest customers or suppliers of the alumina or the primary aluminum.

Code on Corporate Governance Practices

For the year ended 31 December 2009, save for the deviation in respect of segregating the roles of chairman and chief executive officer, the Company was in compliance with the principles and code provisions of the "Code on Corporate Governance Practices" (the "CG Code") set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange.

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Specific Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents, except for the principle regarding segregation of the roles of chairman and chief executive officer, have incorporated the principles and code provisions in the CG Code as set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange.

Audit Committee

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The consolidated financial statements of the Company for the year ended 31 December 2009 have been reviewed by the Audit Committee of the Company.

Auditor

The financial statements have been audited by PricewaterhouseCoopers, who will retire and, being eligible, will offer themselves for re-appointment at the 2009 Annual General Meeting.

The Company has not changed its auditors in any of the five preceding financial years.

Xiong Weiping
Chairman

Beijing, the PRC
26 March 2010

Report of the Supervisory Committee

Dear Shareholders,

On behalf of the third session of the Supervisory Committee of the Company, I would like to submit to the Annual General Meeting a report on the work of the Supervisory Committee in the past year.

The third session of the Supervisory Committee of the Company comprises three persons, namely Ao Hong, Zhang Zhankui and Yuan Li, all of whom were re-elected Supervisors. Ao Hong was the Chairman, Ao Hong and Zhang Zhankui were Supervisors representing the shareholders and Yuan Li was a staff representative Supervisor.

During the year, the Supervisory Committee attended general meetings and Board meetings held by the Company pursuant to duties given by the Company Law and the Articles of Association of the Company, to focus on ways to adapt to the Company's changing development, enhance its operating transparency and standardization, build the Company's corporate credible image in the capital market, effectively protect interests of investors, especially interests of small and medium-sized investors, to hear the reports relating to the Company's production, operation, investment and finance etc. as well as to participate in the material decision making process of the Company. The Supervisory Committee has performed its duty of supervising the Company's operation, the directors and management in discharging their responsibilities, the finance of the Company and so forth. The Supervisory Committee was responsible for the supervision of the Board and its members and the senior management, preventing them from abusing their power and authorities and from jeopardizing the legal interests of the shareholders, the Company and its staff.

1.	Supervisory Committee Meetings

During the year, four Supervisory Committee meetings were held, which mainly involve the following:

The ninth meeting of the third session of the Supervisory Committee was held on 27 March 2009. Three Supervisors attended the meeting which was in accordance with the requirements of the Company Law and the Articles of Association of the Company. The meeting considered and approved the annual report of 2008, the 2008 Profit Distribution Plan, 2008 Self-assessment Report on Internal Control of the Company and the 2008 Work Report of the Supervisory Committee.

The tenth meeting of the third session of the Supervisory Committee was held on 29 April 2009. Three Supervisors attended the meeting which was in accordance with the requirements of the Company Law and the Articles of Association of the Company. The meeting considered and approved the 2009 First Quarterly Financial Report of the Company.

The eleventh meeting of the third session of the Supervisory Committee was held on 24 August 2009. Three Supervisors attended the meeting which was in accordance with the requirements of the Company Law and the Articles of Association of the Company. The meeting considered and approved the 2009 Interim Financial Report of the Company.

The twelfth meeting of the third session of the Supervisory Committee was held on 27 October 2009. Three Supervisors attended the meeting which was in accordance with the requirements of the Company Law and the Articles of Association of the Company. The meeting considered and approved the 2008 Third Quarterly Financial Report of the Company.

2.	Principal role of the Supervisory Committee

(I)	Inspection of and Independent Opinion on Implementation of Resolutions of the General Meetings

Members of the Supervisory Committee attended the general meetings and Board meetings in person as observers. No objection has been made to the reports and proposals submitted by the Board to the general meetings for consideration. The Supervisory Committee exercised supervision and inspection on implementation of the general meetings' resolutions by the Board, the Directors and the senior management. The Supervisory Committee is of the opinion that the Directors and management of the Company have diligently discharged their responsibilities in accordance with the resolutions approved by the general meetings. None of the Directors and management of the Company was found to have violated any laws or regulations or Articles of Association nor taken any act which jeopardizes the interests of the Company and shareholders in discharging their duties up to present.

(II)	Inspection of and Independent Opinion on Legal Compliance of the Company's Operations

The Supervisory Committee exercised supervision on a regular basis over the legal compliance and legality of the Company's operation and management. It has also exercised supervision over the work performance of the Company's Directors and senior management. The Supervisory Committee is of the opinion that the Company's operation is sound and rational, and is in compliance with all applicable laws, regulations and rules. The members of the Board and senior management of the Company have faithfully performed their duties with diligence, and accomplished the duties imposed by the shareholders.

(III)	Inspection of and Independent Opinion on the Company's Financial Position

During the year, the Supervisory Committee verified cautiously the financial statements of each period, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and connected transactions. It is of the opinion that the operating results achieved by the Company were true and all the connected transactions were entered into on a fair basis. The financial reports of the Company truly reflected the financial status and operating results of the Company. The preparation and review procedures for the reports were in compliance with the requirements of laws and regulations, the Articles of Association and the Company's internal control system. Information on the significant events of the Company over the past year has been disclosed pursuant to relevant regulations. The preparation and disclosure of information of the Company are strictly in accordance with the principles of truthfulness, timeliness, accuracy, completeness and fairness. The Supervisory Committee approved the Company's audit reports presented by PricewaterhouseCoopers.

(IV)	Inspection of and Independent Opinion on the Actual Utilization of the Latest Proceeds Raised by the Company

In the reporting period, the Company had no proceeds raised or funds brought forward from previous periods.

(V)	Inspection of and Independent Opinion on the Acquisitions and Disposals of the Company's Assets

The Supervisory Committee is of the opinion that in the reporting period, the consideration for the acquisition and disposal of assets by the Company was fair, without insider dealings and acts impairing the interests of the shareholders or leading to a loss in the Company's assets.

(VI)	Inspection of and Independent Opinion on the Connected Transactions of the Company

In the reporting period, the procedure of entering into connected transactions by the Company was in compliance with the requirements under the Listing Rules. The disclosure of information in relation to connected transactions was timely and adequately made. The contracts of connected transactions observed the principles of fairness and integrity, without acts impairing the interests of the shareholders and the Company.

(VII)	Understanding of internal operation of the Company by attending meetings of the Audit Committee of the Board

During the reporting period, the Supervisory Committee attended work meetings of the Audit Committee of the Board and listened to opinions in respect of the Company's internal control and examination and fully performed its role of guidance and supervision. The Supervisory Committee is of the opinion that the Company has established a holistic internal control system which is effective, and that the department responsible for examination and supervision of internal control of the Company has also diligently performed daily examination and supervision of internal control.

In 2009, the Company continued to study on and implement the concept of scientific development, underwent strategic transformation and achieved a high level of scientific development. Through reform and innovation of management system and large scale organization adjustment, the Company fought off the material impact brought along by the global financial crisis, overcame crucibles and seized opportunities to maintain its stable growth. Amidst the changing domestic and global macro economic landscape and internal and external environment of the Company, the Company faces enormous pressure and challenges from all directions. In order to protect the legal interests of shareholders and the Company, the Supervisory Committee will continue to faithfully perform its duties and enhance its supervision in order to position the Company in a better position to outperform and take lead in the increasingly competitive landscape, thereby achieving its strategic goal step by step.

By Order of the
Supervisory Committee
Ao Hong
Chairman of the
Supervisory Committee

Report on Corporate Governance and Internal Control

Corporate Governance Practices

The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that, except for the roles of Chairman and CEO performed by the same person, the Company has been in compliance with the code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules and the Guidelines of Shanghai Stock Exchange for the Internal Control of Listed Companies ("Internal Control Guidelines").

The Directors believe that, save for the principle regarding the segregation of the roles of Chairman and CEO, the Articles of Association, the scope of responsibilities of the Audit Committee, the scope of responsibilities of the Supervisory Committee and the Codes on Securities Dealings by Directors and Specified Employees, which constitute the framework for the codes on corporate governance of the Company, have covered the principles and the code provisions of the CG Code as set out in Appendix 14 to the Hong Kong Listing Rules and the Guidelines of Shanghai Stock Exchange for the Internal Control of Listed Companies. For the following areas, the internal corporate governance documents of the Company are more stringent than the CG Code and the Internal Control Guidelines:

1.	In addition to the Independent Audit Committee, Remuneration Committee and Nomination Committee, the Company has also established the Development and Planning Committee and Disclosure Committee.

2.

All members of the Independent Audit Committee were Independent Non-executive Directors, of whom Mr. Zhu Demiao, the Chairman, possesses extensive professional experience in finance, auditing and capital management and is the financial expert of the Board.

Securities Transactions by the Directors, Supervisors & Relevant Employees

The Board has formulated written guidelines on securities transactions by the Directors, Supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange. Following a specific enquiry by the Company, all Directors, Supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.

The Board

During the reporting period, the third session of the Board of the Company consisted of nine Directors, with four Executive Directors, namely Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin, one Non-executive Directors, namely Mr. Shi Chungui, and four Independent Non-executive Directors, namely Mr. Kang Yi, Mr. Zhang Zhuoyuan Mr. Wang Mengkui and Mr. Zhu Demiao. Mr. Xiong Weiping is the Chairman and CEO. Upon the resignation of Mr. Xiao Yaqing, the Board nominated Mr. Xiong Weiping as the executive director candidate of the third session of the Board, which was then elected and approved at the general meeting held on 26 May, 2009, and Mr. Xiong Weiping was also elected as the Chairman of the third session of the Board of the Company at the Board meeting held on the same date. The Board confirmed that it has received the annual written independence confirmation from each Independent Non-executive Director pursuant to Rule 3.13 of the Hong Kong Listing Rules, and after due enquiry, considered that Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao were independent.

Code Provision A.2.1 under Appendix 14 of the Hong Kong Listing Rules stipulates that the roles of Chairman and CEO should be separate and should not be performed by the same individual. Mr. Xiao Weiping is the Chairman and CEO of the Company. The Board believes that vesting the roles of both Chairman and CEO in the same person provides the Company with strong and consistent leadership and allows for effective and efficient planning and implementation of business decisions and strategies.

In accordance with Articles 104 and 145 of the Company's Articles of Association, all Directors (including Independent Non-executive Directors) and Supervisors were appointed for a three-year term, and are eligible for re-appointments. Mr. Kang Yi, who has served as an Independent Non-executive Director of the Company for a consecutive term of six years, is not eligible for re-appointment under the PRC laws.

Each Director acted in the interests of the shareholders, and used his best endeavors to perform the duties and obligations in accordance with all the applicable laws and regulations. The duties of the Board include: deciding on the Company's business plans and investment proposals, formulating the Company's profit distribution and loss recovery proposals, determining the Company's capital operation proposals, and implementing shareholders' resolutions, etc.

The Chairman was responsible for ensuring that the Directors perform their requisite duties and obligations, and maintaining effective operation of the Board, as well as ensuring timely discussion of all major matters. The Chairman has separately discussed with the Non-executive Directors, and fully understands their opinions and advices on the operation of the Company and the work of the Board.

The Secretarial Office of the Board offered comprehensive services to the Directors and provided all the Directors with sufficient information on a timely basis in order to enhance their understanding of the Company. It also effectively maintained communications with shareholders to ensure that their views have reached the Board.

The Company has appointed a sufficient number of Independent Non-executive Directors with suitable professional qualifications, such as expertise in accounting or financial management, in accordance with the requirements of the Hong Kong Listing Rules. The four Independent Non-executive Directors of the Company were independent. They are professionals with extensive experience in the respective fields of finance, economics, resources and metallurgy. They have diligently provided the Company with professional advice with respect to the steady operation and development of the Company. They have also safeguarded and resolved the interests of the Company and its shareholders.

Attendance of the independent non-executive directors at Board meetings:

	Required
	Attendance	Actual	Actual
Name of Independent	at physical Board	Attendance	Attendance
Non-executive Director	meetings	in person	by proxy	Absence
	(number of times)	(number of times)	(number of times)	(number of times)

Kang Yi	6	4	2	0
Zhang Zhuoyuan	6	6	0	0
Wang Mengkui	6	5	1	0
Zhu Demiao	6	5	1	0

During the reporting period, the Independent Non-executive Directors of the Company did not raise any objection to the resolutions proposed at Board meetings and other meetings.

Other than their appointments in the Company, none of the Directors, Supervisors or the senior management has any financial, business, family or other significant relationships with each other.

Other than their respective service contracts, none of the Directors or the Supervisors has any significant personal interest, direct or indirect, in the material contracts entered into by the Company or any of its subsidiaries during 2009.

In 2009, the Company held eight Board meetings, including six physical meetings and two by means of written resolutions. The average attendance rate of all Directors, including Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Liu Xiangmin, Mr. Shi Chungui, Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui, Mr. Zhu Demiao and Mr. Xiao Yaqing (resigned on 26 May 2009) at the six physical Board meetings was 100% (including attendance by proxy). Details of the physical meetings were recorded by a designated officer, and the approved proposals were passed as Board resolutions, which were recorded and filed in accordance with relevant laws and regulations. The Board of the Company mainly handled the following in 2009:

*	Review of the Company's annual, interim and quarterly results reports;

*	Review of the annual production and business plans and budget;

*	Review of the annual profit distribution proposal;

*	Review of the matters regarding the issue of shares and bonds;

*	Review of the Company's continuing connected transactions over the next three years;

*	Review of the amendments to the Articles of Association of the Company; and

*	Review of the Company's remuneration proposal for Directors, Supervisors and senior management, etc.

Particulars of each Board meeting in 2009 are as follows:

(1)

On 27 March 2009, the Board convened the 10th meeting of the third session of the Board. The Board considered and approved a total of seventeen resolutions including the 2008 annual report, 2008 profit distribution plan, 2009 budget, capital expenditure plan and financing plan, 2009 annual remuneration for directors, supervisors and senior management, election of director candidates for the third session of the Board, amendments to the Articles of Association, issuance of short term corporate bonds and medium-term notes, and Report of Corporate Social Responsibility [Chinese Charcter] and Self-assessment Report on Internal Control [Chinese Charcter] of the Company. The announcement of the resolutions was published in China Securities Journal, Securities Times, the designated websites and the website of the Hong Kong Stock Exchange on 29 March 2009.

(2)

On 29 April 2009, the Board convened the 11th meeting of the third session of the Board. The Board considered and approved two resolutions including the 2009 first quarterly report and the corresponding amendments to the Articles of Association regarding the expansion of business scope of the Company. Announcement of the resolutions was published in China Securities Journal, Securities Times, the designated websites and the website of the Hong Kong Stock Exchange on 30 April 2009.

(3)

On 26 May 2009, the Board convened the 12th meeting of the third session of the Board. The Board considered and approved four resolutions in relation to the election of the Chairman of the third session of the Board of the Company, change in composition of the Nomination Committee, appointment of the CEO of the Company and appointment of the members of Executive Committee. Announcement of the resolutions was published in China Securities Journal, Securities Times, the designated websites and the website of the Hong Kong Stock Exchange on 26 May 2009.

(4)

On 30 June 2009, the Board convened the 13th meeting of the third session of the Board. The Board considered and approved seven resolutions in relation to the non-public offering of A shares and the convening of the 2009 first extraordinary general meeting, the 2009 second A share class meeting and the 2009 second H share class meeting of the Company. Announcement of the resolutions was published in China Securities Journal, Securities Times, the designated websites and the website of the Hong Kong Stock Exchange on 30 June 2009.

(5)

On 15 July 2009, the Board convened the 14th meeting of the third session of the Board by means of written resolutions. The Board considered and approved the resolution in relation to amendments to the Articles of Association.

(6)

On 24 August 2009, the Board convened the 15th meeting of the third session of the Board. The Board considered and approved five resolutions in relation to the 2009 interim results report, amendments to the work rules of the Audit Committee, management rules on use of proceeds of the Company and borrowing trust loans. Announcement of the resolutions was published in Securities Times, the designated websites and the website of the Hong Kong Stock Exchange on 25 August 2009.

(7)

On 27 October 2009, the Board convened the 16th meeting of the third session of the Board. The Board considered and approved three resolutions in relation to the 2009 third quarterly report, exemptions for the Company's continuing connected transactions in 2010-2012 and the convening of the 2009 second extraordinary general meeting. Announcement of the resolutions was published in Securities Times, the designated websites and the website of the Hong Kong Stock Exchange on 27 October 2009.

(8)

On 18 December 2009, the Board convened the 17th meeting of the third session of the Board by means of written resolutions. The Board considered and approved two resolutions in relation to the organizational structure of the headquarters and appointment of the vice Chairman of the Executive Committee.

Implementation of Shareholders' Resolutions by Directors:

During the reporting period, in accordance with provisions of the relevant laws and regulations and the Articles of Association, all Board members of the Company implemented the shareholders' resolutions and completed all matters delegated by the general meeting.

The major agendas of the half yearly and yearly Board meetings were determined in the previous year to ensure all Directors had the opportunity to propose matters to be discussed at the meetings. Notice would be given to the Directors fourteen days before the meeting and the proposed resolutions would be provided to the Directors ten days prior to the meeting, which gave them sufficient time to review the resolutions.

The Board attached great importance to the influence on the Company's development strategy caused by the changes of the external environment. In 2009, the Company swiftly adjusted its development strategies and adopted contingency measures to reduce losses arising from the global financial turmoil.

The total remuneration, including the basic salary, performance-linked salary, incentive-linked salary and discretionary bonus of the Directors in 2009 amounted to RMB4.2078 million. Independent Non-executive Directors were only entitled to receive director's fees but not other remuneration.

The remuneration of each Director for the year is set out on page 14.

As at 31 December 2009, no stock appreciation rights had been granted under the Stock Appreciation Rights Plan adopted by the Company.

Audit Committee

The Audit Committee has been established under the Board. Its duties are mainly to review the financial reports, audits of financial reports, internal control system, corporate governance and financial position of the Company, consider the appointment of independent auditors and approve audit and audit-related services, and supervise the Company's internal financial reporting procedures and management policies.

The Committee comprised four Independent Non-executive Directors, namely Mr. Zhu Demiao, Mr. Kang Yi, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui. Mr. Zhu Demiao is the Chairman of the Committee.

In accordance with its work rules, the committee would hold at least four meetings annually to review the accounting policies, periodic financial reports, internal control and relevant financial issues, and connected transactions of the Group, so as to ensure completeness, accuracy and fairness of the Company's financial statements and other relevant information. In 2009, the Audit Committee held four meetings in total with an average attendance rate of 100% (including attendance by proxy) based on the current four members, of which, Mr. Zhu Demiao, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui attended all the meetings in person, while Mr. Kang Yi attended twice by proxy.

In 2009, major duties of the Audit Committee are as follows:

1.	Supervised the Company's financial reporting, and considered the Company's annual, interim and quarterly financial reports;

2.	Considered the Work Report of the Audit Committee for 2008;

3.	Considered the Anti-fraud Work Report of the Company for 2008;

4.	Considered the Self-assessment Report on Internal Control of the Company for 2008;

5.	Considered the Risk Assessment Report of the Company for 2008;

6.	Supervised the accounting system of the Company, including in relation to the deployment of accounting and financial staff, and considered the Company's Report on Improvement in Internal Control; and

7.	Considered the work report of the auditors, and reviewed the proposal for reappointment of the auditors.

Details of the meetings were recorded by a designated officer with signature of all members as confirmation, and all resolutions passed at each meeting were recorded and filed in accordance with relevant rules. Members of the committee performed their duties diligently and provided recommendations in relation to the operation management, financial reports, internal control and production operation of the Company from an independent and impartial perspective.

The Company has established work procedures for the Audit Committee for the performance of its supervisory role in auditing. Before the external auditors commenced its annual audit, the Audit Committee reviewed the Company's financial position and negotiated with the external auditors about the time arrangement for auditing of the financial report for the year. During the audit process by external auditors, the Audit Committee maintained communications with them and ensured completion of the audit tasks within the designated timeframe. The Audit Committee further reviewed the financial report of the Company after the external auditors issued their preliminary audit opinions, before finalising their recommendations for submission of the audited financial report to the Board of the Company for review; the Committee also resolved on the reappointment of the auditors of the Company for the year 2009 which was further submitted to the Board for review.

The Audit Committee is of the view that the Company has sufficient resources with qualified and experienced staff to perform accounting and financial reporting duties. Relevant staff are well trained and the Company's budget is sufficient.

Remuneration Committee and Nomination Committee

Remuneration Committee and Nomination Committee have been established under the Board.

The Remuneration Committee consisted of four Independent Non-executive Directors, namely Mr. Kang Yi, Mr. Zhu Demiao, Mr. Wang Mengkui and Mr. Zhang Zhuoyuan. Mr. Kang Yi was the Chairman of the Committee. Duties of the Remuneration Committee include:

1.	Review and discuss the Company's remuneration policies for directors, supervisors and senior management;

2.	Review operation results indicators and the performance assessment management measures of the Executive Committee;

3.	Review and discuss the Company's remuneration and bonus policies for members of the Executive Committee and senior management;

4.	Provide advice on other material events regarding remuneration.

The Remuneration Committee held one meeting in 2009 which were attended by Mr. Kang Yi, Mr. Zhu Demiao, Mr. Wang Mengkui and Mr. Zhang Zhuoyuan. The attendance rate for the meeting was 100%. Details of the meeting convened by the Remuneration Committee of the Company in 2009 were as follows:

The 2nd meeting of the Remuneration Committee of the third session of the Board was held on 27 March 2009, at which the committee considered the proposals including the 2008 discretionary bonus, remuneration standards for 2009, and renewal of liability insurance for years 2009-2010 for the Company's Directors, Supervisors and other senior management members, and formed relevant resolutions.

The Nomination Committee consisted of two Executive Directors and two Independent Non-executive Directors. Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Kang Yi and Mr. Zhang Zhuoyuan were members of the Nomination Committee of the third session of the Board. Mr. Xiong Weiping was the Chairman of the Committee. Duties of the Nomination Committee included:

1.	Discussing and recommending candidates for independent directors of the Board;

2.	Discussing and recommending members of the Board or other personnel to be candidates for members of special committees;

3.	Preparing the appointment procedures and re-election plan for members of the Executive Committee and senior management;

4.	Providing advice to the appointment and dismissal of the members of the Executive Committee and other senior management;

5.	Providing advice to the appointment and dismissal of other personnel which is considered important.

The procedures for appointment of new Directors of the Company are: the Nomination Committee of the Board nominates a director candidate for consideration and approval of the Board, which is then put forward for election at a general meeting.

Mr. Xiao Yaqing tendered resignation as a committee member and the Chairman of the Nomination Committee on 27 March 2009, which took effect upon the election of the new director at the 2008 annual general meeting of the Company convened on 26 May 2009. Mr. Xiong Weiping succeeded as the Chairman of the Nomination Committee after being appointed as an Executive Director.

The Nomination Committee held three meetings in 2009, including one physical meeting and two by means of written resolutions. All members, including Mr. Luo Jianchuan, Mr. Kang Yi and Mr. Zhang Zhuoyuan attended the physical meeting of the Nomination Committee held by the Company. All members also attended the meeting convened by means of written resolutions during their terms of office. Details of the meetings convened by the Nomination Committee in 2009 were as follows:

*

The 5th meeting of the Nomination Committee of the third session of the Board of the Company was held on 27 March 2009, at which the proposal in relation to changes in the directorship of the third session of the Board was passed by way of written resolution and was submitted to the Board for consideration and approval. It was resolved that Mr. Xiao Yaqing resigned from the positions as the Chairman and Executive Director and all duties under the special committees to the Board due to other work engagements. Upon nomination by Chinalco, Mr. Xiong Weiping was nominated by the Nomination Committee of the Board of the Company as a director candidate for the third session of the Board.

*

The 6th meeting of the Nomination Committee of the third session of the Board was held on 26 May 2009, at which the participating members had, after due consideration, formed a proposal in relation to the adjustment to the composition of the third session of the Board of the Company and submitted the proposal to the Board for consideration and approval. It was resolved that Mr. Xiong Weiping be nominated as the candidate for the Chairman of the third session of the Board; Mr. Xiong Weiping be nominated as the candidate for the member and Chairman of the Nomination Committee of the third session of the Board of the Company; Mr. Xiong Weiping be nominated as the candidate for the CEO of the Company and Mr. Xiong Weiping be nominated as the candidate for the member and Chairman of the Executive Committee of the Company.

*

The 7th meeting of the Nomination Committee of the third session of the Board of the Company was held on 11 December 2009, at which the proposal in relation to the adjustment to the composition of the Executive Committee of the Company was passed by way of written resolutions and was submitted to the Board for consideration and approval. It was resolved that, as per the work requirements, Mr. Luo Jianchuan, being the Director, President and member of the Executive Committee of the Company, be appointed as the vice Chairman of the Executive Committee.

Details of each meeting of the Remuneration Committee and Nomination Committee were written down by a designated person. All issues approved in the meetings were recorded and filed in compliance with relevant law and regulations.

Development and Planning Committee

A Development and Planning Committee has also been established under the Board. The Committee consists of Executive Directors, namely, Mr. Luo Jianchuan and Mr. Liu Xiangmin etc. with Mr. Luo Jianchuan as the Chairman of the Committee. Duties of the Development and Planning Committee include review and evaluation of the Company's development, financial budget, investment, business operation and strategic plan of annual investment returns. The Development and Planning Committee has operated in accordance with its procedural rules.

Information Disclosure and Disclosure Committee

Great importance is attached by the Company to accurate, timely, fair and transparent disclosure of information. All information (including annual and interim results) to be disclosed would be subject to the approval of the Company's Disclosure Committee with the CEO as its Chairman. For the purpose of disclosure of financial statements and related information, the Chief Financial Officer will ensure that the Company's results and financial position will be reflected on a true and fair basis in accordance with the relevant accounting principles and requirements.

Supervisory Committee

The third session of the Supervisory Committee of the Company consisted of three members, with one employee representative supervisor being elected by the employees. The Supervisory Committee was responsible for supervising the Board and its members and senior management, in order to prevent them from abusing their authorities and violating the legitimate interests of shareholders, the Company and its staff. In 2009, the Supervisory Committee convened four meetings, at which the committee diligently reviewed the Company's financial position and legal compliance of the Company's operations as well as work performance of the senior management.

General Meetings

General meeting is the highest authority of the Company. It provides a good opportunity for direct communications and building a sound relationship between the Board and the shareholders of the Company. Therefore, the Company attaches great importance to such meetings. In 2009, the Company convened three general meetings, two class meetings for holders of A shares and two class meetings for holders of H shares, namely:

2008 Annual General Meeting held on 26 May 2009;

2009 First Class Meeting for Holders of A Shares held on 26 May 2009;

2009 First Class Meeting for holders of H Shares held on 26 May 2009;

2009 First Extraordinary General Meeting held on 24 August 2009;

2009 Second Class Meeting for Holders of A Shares held on 24 August 2009;

2009 Second Class Meeting for holders of H Shares held on 24 August 2009; and

2009 Second Extraordinary General Meeting held on 30 December 2009.

All meetings mentioned above were convened and held in the conference room of the Company at No. 62, North Xizhimen Street, Beijing. The meetings mainly considered and approved the following:

*	the Director's Report, Report of Supervisory Committee and Consolidated Financial Report for 2008;

*	the profit distribution plan for 2008;

*	the election of the new Director of the third session of the Board of the Company;

*	the year 2009 remuneration proposal for the Company's Directors and Supervisors;

*	the amendments to the Articles of Association;

*	the issue of short term corporate bonds and medium term notes;

*	the general mandate granted to the Board of the Company to repurchase H shares;

*	the non-public offering of A shares; and

*	the continuing connected transactions which are subject to independent shareholders' approval.

On the whole, all resolutions were approved with an average approval rate of 99.71%.

The Chairman of the Board or person authorized by him presided over such general meetings and explained to the shareholders the procedures for voting before the shareholders considered and voted on each resolution. Notices of the meetings were given to all Directors and Supervisors, and some of which also attended the general meetings. Members of Audit Committee, Remuneration Committee and Nomination Committee had also been notified to attend the meetings as observers.

Particulars of each general meeting in 2009 were as follows:

(1)

On 26 May 2009, the Company convened the 2008 Annual General Meeting, at which fourteen resolutions were considered and approved, including Director's Report, Report on the Supervisory Committee for 2008, the Audited Financial Statements for 2008, election of the new director of the third session of the Board, amendments to the Articles of Association, issue of short-term corporate bonds and issue of medium term notes. Announcement of the resolutions was published in China Securities Journal, Securities Times, the designated websites and the website of the Hong Kong Stock Exchange on 26 May 2009.

(2)

On 26 May 2009, the Company convened the 2009 First Class Meeting for Holders of A Shares, at which one resolution in relation to the grant of a general mandate to the Board of the Company to repurchase H shares was considered and approved. Announcement of the resolution was published in China Securities Journal, Shanghai Securities News, the designated websites and the website of the Hong Kong Stock Exchange on 26 May 2009.

(3)

On 26 May 2009, the Company convened the 2009 First Class Meeting for Holders of H Shares, at which one resolution in relation to the grant of a general mandate to the Board of the Company to repurchase H shares was considered and approved. Announcement of the resolution was published in China Securities Journal, Shanghai Securities News, the designated websites and the website of the Hong Kong Stock Exchange on 26 May 2009.

(4)

On 24 August 2009, the Company convened the 2009 First Extraordinary General Meeting, at which six resolutions in relation to the private offering of A shares of the Company were considered and approved. Announcement of the resolutions was published in Securities Times, the designated websites and the website of the Hong Kong Stock Exchange on 25 August 2009.

(5)

On 24 August 2009, the Company convened the 2009 Second Class Meeting for Holders of A Shares, at which three resolutions in relation to the non-public offering of A shares of the Company were considered and approved. Announcement of the resolutions was published in Securities Times, the designated websites and the website of the Hong Kong Stock Exchange on 25 August 2009.

(6)

On 24 August 2009, the Company convened the 2009 Second Class Meeting for Holders of H Shares, at which three resolutions in relation to the private offering of A shares of the Company were considered and approved. Announcement of the resolutions was published in Securities Times, the designated websites and the website of the Hong Kong Stock Exchange on 25 August 2009.

(7)

On 30 December 2009, the Company convened the 2009 Second Extraordinary General Meeting, at which four proposals in relation to the continuing connected transactions which were subject to independent shareholders' approval were considered and approved. Announcement of the resolution was published in Securities Times, the designated websites and the website of the Hong Kong Stock Exchange on 30 December 2009.

Investor Relations

The Company has established a designated department for investor relations, which is responsible for matters concerning investor relations and has formulated the "Investor Relations Management Measures" to regulate the relationships with the investors. The Company's management maintains close communications with investors, analysts and the media by various means including roadshows, meetings, individual interviews and investors' visits to the Company, thereby further increasing investors' recognition of the Company. In 2009, the Company arranged its senior management to visit investors in two global roadshows, arranged five corporate visits for investors, arranged more than 80 group visits to the Company by investors, and participated in eight investors' meetings arranged by investment banks. In addition, our investor relationships department is also responsible for answering investors' enquiries and replying mails on a timely basis.

As at 31 December 2009, the total market capitalization of the Company was approximately RMB168.3 billion. Among which, the market capitalization of A shares subject to trading moratorium was approximately RMB81.7 billion, the market capitalization of tradeable A shares was approximately RMB56.9 billion and the market capitalization of H shares was approximately HK$33.7 billion (equivalent to approximately RMB29.7 billion). [Note: As at 31 December 2009, the number of issued share of the Company was 13,524,487,892, including 5,649,217,045 A shares subject to trading moratorium, 3,931,304,879 tradeable A shares and 3,943,965,968 H shares. The A share closing price was RMB14.47, and H share closing price was HK$8.55.] For details of classes of shareholders please refer to page 26.

Corporate Management and Internal Control

Corporate management

As and when required, the Company convened Executive Committee meetings, which were chaired by the Chairman of the Executive Committee and attended by its members, and the presidential office meetings, which were chaired by the senior management with attendants including department heads from the Company's headquarters. The Company's operation, implementation of investment projects and financial issues were considered and determined at such meetings. The Company's management including managers from branches, subsidiaries, associated companies and department heads from the headquarters convened annual and interim work meetings in order to summarize and arrange works on a yearly and half yearly basis. The meetings have facilitated the organization, coordination, communication and implementation of the Company's various operations.

Internal control

The Board and the senior management attached much importance to the establishment and improvement of the internal control system. The Company had fully established and evaluated the relevant internal control system in compliance with "Basic Principles of Corporate Internal Control" and "Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange" of the Ministry of Finance, obtained the audit opinion from the external auditors confirming the effectiveness of the Company's internal control, and made further improvement in accordance with section 404 of the U.S. Sarbanes-Oxley Act.

The internal control system of the Company was applied in various aspects such as production, sales, finance and supply. The Company performed annual reviews on the mechanism in order to track its operation in a timely manner, and revised or abolished the system in accordance with relevant PRC regulations and actual circumstances of the Company.

The Board of the Company and the independent Directors formed the Audit Committee to supervise and inspect the effectiveness of the internal control system comprising financial control, operation control, compliance control and risk management functions, and regularly discussed with the management on the internal control system in order to ensure that the management had performed its duties to establish an effective internal control system.

The Company set up departments dedicated to day-to-day examination and supervision of internal control, and designated personnel to examine and supervise internal control according to relevant provisions and conditions of the Company. The department assigned for such purpose inspected and oversaw the periodic internal control test of various functional departments and units in headquarters. At the end of the year, various functional departments and units in headquarters were required to evaluate their internal control systems and sign a statement for verification. The Board of the Company will also conduct self-evaluation and sign a statement regarding the internal control of the Company as a whole.

In 2009, with reference to the regulatory documents on corporate governance of listed companies issued by regulatory bodies in the PRC, Hong Kong and USA, the Company improved, optimized, testified and evaluated internal controls such as production and operation, financial management and information disclosure of the Company, in particular those relevant to financial reporting whilst ensuring that the internal control system of the Company was still in effect. The conclusion set out in the management's self-evaluation report on the effectiveness of internal control on financial reporting was valid. Key internal controls exercised by the Company were as follows:

The Company had improved the internal control system across three spectrums covering corporate governance system, business and accounting procedures and information system control, in compliance with the requirements of the "Basic Principles of Corporate Internal Control", "Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange" of the Ministry of Finance and the U.S. Sarbanes-Oxley Act.

According to the Basic Standards on Internal Control of Corporations issued by Ministry of Finance, the Company streamlined and optimized its internal control on five aspects including internal environment, risk assessment, control activities, information and communication, and internal supervision, based on the changes in the internal and external business environment. The Company also carried out necessary tests to ensure the sustained effectiveness of the system design and operation.

During 2009, the Company updated its Accounting Handbook ([Chinese Character]) and further improved and standardized its accounting recognition, measurement and reporting in accordance with the applicable accounting standards.

Since its listing, the finance department of the Company has been preparing the Company's financial reports in accordance with the Hong Kong Financial Reporting Standards and supplemented the reports with the Reconciliation Table under U.S. Standards ([Chinese Character]) in compliance with the requirements of the Hong Kong Stock Exchange and the U.S. Securities and Exchange Commission. In 2007, the U.S. Securities and Exchange Commission issued an order permitting listed companies in the U.S. to prepare its financial reports in accordance with the International Financial Reporting Standards; and agreed that in so doing, companies would be exempted from submitting the supplementary Reconciliation Table under U.S. Standards ([Chinese Character]). For the year ended December 31, 2008 and prior periods, the Group's financial statements had been prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. Since 2009, the Group has prepared its consolidated financial statements in accordance with International Financial Reporting Standards.

The transition from Hong Kong Financial Reporting Standards to International Financial Reporting Standards did not result in any change in the statement of financial position of the Group as previously prepared and published under Hong Kong Financial Reporting Standards as of 1 January 2008, its transition date to International Financial Reporting Standards.

Auditor's Remuneration

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Company Limited were reappointed as the Company's independent auditors at the last Annual General Meeting for a term ending on the date of the next Annual General Meeting.

For the year ended 31 December 2009, a remuneration of RMB20.31 million was paid to PricewaterhouseCoopers of which RMB20.3 million represented remuneration for audit and audit related services and RMB0.01 million represented remuneration for the advisory services in relation to overseas custom duties.

Directors' and Auditors' Acknowledgment

All directors acknowledged their responsibility for preparing the accounts for the year ended 31 December 2009.

For auditors' reporting responsibilities, please refer to the auditors' report.

Compliance and Exemption of Corporate Governance Obligations Imposed by New York Stock Exchange

Based on its Listing Rules, New York Stock Exchange ("NYSE") imposes a series of corporate governance standards for companies listed on the NYSE. However, NYSE has granted permission to listed companies of foreign private issuers to follow their respective "home country" practice and has granted waivers for compliance with corporate governance standards. One of the conditions for such waiver is for the listed company to disclose in its annual report how the corporate governance practices in its "home country" differ from those followed by companies under NYSE listing standards.

The Company had compared the corporate governance standards generally adopted by the companies incorporated in the PRC and the standards developed by NYSE, as follows:

Independent Directors Constituting the Majority

NYSE requires that the board of a listed company must comprise a majority of independent directors. There is no identical corporate governance requirement in the PRC. The Board of the Company currently comprises four independent directors and five non-independent directors which is in compliance with the requirement by the PRC securities regulatory authorities that the board of a listed company shall comprise at least one-third of independent directors.

Corporate Governance Committee

NYSE requires a listed company to establish a Corporate Governance Committee which comprises entirely of independent directors. The Corporate Governance Committee shall be co-established with the Nomination Committee and have a written charter. The Corporate Governance Committee is responsible (i) for recommending to the board a set of corporate governance guidelines applicable to the corporation; and (ii) for supervising the operation of the board and the management. The Corporate Governance Committee shall also be subject to evaluation annually.

Like most of the other companies incorporated in the PRC, the Company believes that corporate governance measures are of critical importance and should be implemented by the board. The Company accordingly does not separately maintain a Corporate Governance Committee.

Significant Events

(1)	Corporate Governance

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China, Securities Law of the People's Republic of China, relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules ("Shanghai Stock Exchange Listing Rules") and seriously performed its corporate governance obligations in line with the requirements of relevant documents issued by China Securities Regulatory Commission. The Company also strictly complied with requirements on corporate governance under the Hong Kong Listing Rules.

The Company will continue to be in strict compliance with the requirements of relevant regulatory bodies including the China Securities Regulatory Commission, Beijing Securities Regulatory Bureau, the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Company will consistently optimize every measures of corporate governance in compliance with regulations and take initiatives to further enhance the corporate governance and internal control system of the Company. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistency, stability and healthy development to bring returns to the society and shareholders with prominent results. The Company also continued to comply with requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely independent from its controlling shareholder in terms of business, staff, assets, organization and finance. The Company has independent and complete business and has the ability to operate on its own.

(2)	Material Acquisitions

The Company had no material acquisition during the reporting period.

(3)	Trust Arrangement

The Company had no trust arrangement during the reporting period.

(4)	Sub-contracting

The Company had no sub-contracting arrangement during the reporting period.

(5)	Guarantees

In 2004, the Company and China Construction Bank, Shanxi Aluminum Plant Subbranch entered into a Guarantee Contract, whereby the Company provided several responsibility guarantee for the loan of RMB1.17 billion made to Shanxi Huaze, a subsidiary controlled by the Company. The guarantee would expire following two years upon the expiry of the debt performance period under the principal contract.

As of 31 December 2009, the Company provided guarantee for RMB1,013 million for short-term borrowings and letters of credit for import issued by Chalco Trading, its subsidiary, of which the Company provided guarantee for RMB700 million for short-term borrowings and RMB313 million for letters of credit.

Save as aforesaid, there was no other external guarantee provided by the Company.

(6)	Fund Management

There was no fund under the management of third parties during the reporting period.

(7)	Performance of Undertakings

The undertakings made by Chinalco during or subsisting in the reporting period are as follows:

As at the end of the reporting period, Chinalco's undertakings were principally related to the non-competition undertakings of Chinalco, including:

(1)

Chinalco will arrange to dispose of its aluminum fabrication business, or the Company will acquire the aluminum fabrication business from Chinalco, and acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares.

(2)

the injection of quality aluminum assets (including but not limited to assets and equity interest of its aluminum, aluminum fabrication and other businesses) as and when appropriate, in order to further optimize the Company's industry chain.

(3)

the undertaking to solve the competition with Shanxi Tongchuan Xinguang Aluminum Co. Ltd., the subsidiary of Chinalco, within one year following the listing of the Company's A shares, and to merge with the primary aluminum business of Baotou Aluminum ([Chinese Character]) as and when appropriate following the issue of the Company's A shares.

In respect of the above matters, Chinalco's performance of the undertakings is as follows:

(1)

On 17 February 2009, the SASAC issued the Approval in Relation to the Transfer at Nil Consideration of State-owned Shares in Shanxi Non-Ferrous Holding Co. Ltd. (Guo Zi Chan Quan [2009]No.51) and agreed the transfer of 72% state-owned shares held by Chinalco in Shanxi Non-Ferrous Holding Co. Ltd. to the People's Government of Shaanxi Province at nil consideration. Since then, Chinalco no longer indirectly held any shares of Shanxi Non-Ferrous Holding Co. Ltd., thus the competition between Chinalco and the Company in respect of primary aluminum business was eliminated.

To date, both Shanxi Aluminum Plant, a wholly-owned company of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite market. However, as the pseudo-boehmite business was not among the principal activities of the Company, that revenue from this segment made up an insignificant portion of the Company's revenue and the sales locations of pseudo-boehmite of Shandong branch and Shanxi Aluminum Plant were different, the competition between Chinalco and the Company in respect of pseudo-boehmite business is limited.

Since the second half of year 2008, as affected by the global financial crisis, the pseudo-boehmite business of Chinalco and the Company experienced losses. Taking into further consideration the measures taken by the Company to tighten capital expenditure in response to the industry crisis, the Company is of the opinion that it is temporarily unable to add pseudo-boehmite business to the Company's portfolio.

When condition becomes mature, the Company will continue to duly complete the matters undertaken within the time limit.

(8)	Punishments and Rectifications Involved by Listed Companies and Its Directors, Supervisors, Senior Management, Shareholders, and De Facto Controller

During the reporting period, the Company and its Directors, Supervisors, senior management, shareholders, and de facto controller were not under any investigation, administrative punishment, public criticism from China Securities Regulatory Commission and public censures from stock exchanges.

(9)	Profit Estimate for the First Quarter of 2010

It is currently expected that the Company will record a profit for the first quarter of 2010. Details will be disclosed in the unaudited 2010 First Quarterly Report of the Company prepared under PRC Accounting Standard for Business Enterprises (2006).

(10)	Explanation of Other Significant Events

On 30 June 2009, the resolution of proposed non-public offering of RMB denominated ordinary shares (A shares) was approved by the Board of the Company, details of which are as follows: Not more than 1,000,000,000 A shares would be issued to no more than ten target subscribers. The issue price will be not less than 90% of the average trading price of the A shares of the Company in the 20 trading days immediately preceding the pricing determination date. The shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the offering. Period of validity of the resolutions which approved the offering: 12 months from the date of the resolutions passed at the extraordinary general meeting, A Share Class Meeting and H Share Class Meeting. The implementation of the proposal were approved by the shareholders at the extraordinary general meeting, A Share Class Meeting and H Share Class Meeting held on 24 August 2009. It was also conditionally approved by the Issuance Review Committee of the China Securities Regulatory Commission on 15 March 2010. The implementation is subject to authorization of the China Securities Regulatory Commission and other relevant regulatory authorities.

Connected Transactions

The connected transactions (as defined in the Hong Kong Listing Rules and the Listing Rules of SSE) undertaken by the Group during the reporting period should comply with and be in line with relevant requirements as required by Hong Kong Listing Rules and the Listing Rules of Shanghai Stock Exchange.

Continuing Connected Transactions

Set out below are the annual caps for the continuing connected transactions as compared with the actual transaction amounts incurred by the Group in 2009. For the year ended 31 December 2009, the continuing connected transactions of the Company were calculated on a aggregated basis as follows

	Aggregated	Percentage of
	consideration	total turnover
	(For the year ended	(For the year ended
Transaction	31 December 2009)	31 December 2009)	Annual cap for 2009
	(in RMB million)		(in RMB million)

Transactions Expenditure:

(A)	Comprehensive Social and
	Logistics Services Agreement
	(Counterparty: Chinalco)	503	0.73%	2,320

(B)	Mutual Supply Agreement
	(Counterparty: Chinalco)	2,881	4.20%	3,800

(C)	Provision of Aluminum and
	Aluminum Alloy Ingots and
	Aluminum Fabrication
	Services Agreement
	(Counterparty:
	Xinan Aluminum (Group)
	Company Limited
	("Xinan Aluminum"))	2,596	8.85%	4,000

(E)	Sale and Purchase Agreement
	(Counterparty: Fujian Nanping
	Aluminum Company Limited
	("Nanping Aluminum"))	7	0.02%	450

(F)	Provision of Alumina and Aluminum
	Products Agreement
	(Counterparty: Guangxi
	Investment Group Co., Ltd.
	("Guangxi Investment"))	911	3.11%	1,770

(I)	Mineral Supply Agreement
	(Counterparty: Chinalco)	13	0.02%	890

(J)	Provision of Engineering,
	Construction and Supervisory
	Services Agreement
	(Counterparty: Chinalco)	4,947	7.22%	12,200

(K)	Land Use Rights Leasing Agreement
	(Counterparty: Chinalco)	690	1.01%	1,000

(L)	Leases (Counterparty: Chinalco)	73	0.11%	100

Revenue:

(B)	Mutual Supply Agreement
	(Counterparty: Chinalco)	3,130	4.57%	7,300

(C)	Provision of Aluminum and
	Aluminum Alloy Ingots and
	Aluminum Fabrication Services
	Agreement (Counterparty:
	Xinam Aluminum)	3,640	5.31%	7,000

(D)	Long Term Agreement for Sale
	and Purchase of Alumina
	(Counterparty: Nanping
	Aluminum)	197	0.29%	1,030

(F)	Provision of Alumina and Aluminum
	Products Agreement
	(Counterparty: Guangxi
	Investment)	675	0.99%	1,490
(G)	Agreement for Sale and Purchase
	of Aluminium Products
	(Counterparty: Guizhou Provincial
	Materials Development and
	Investment Corporation
	("Guizhou Development"))	0	0	450

(H)	Long Term Sale and Purchase
	Agreement for Alumina
	(Counterparty: Shanxi Guan Lv
	Company Limited) ("Guan Lv")	68	0.10%	260

Notes:

1.	The independent non-executive directors of the Company have reviewed the above transactions and confirmed:

(i)	the transactions have been entered into in the ordinary and usual course of business of the Company;

(ii)	the terms of the transactions are fair and reasonable as far as the Company's shareholders are concerned;

(iii)

the transactions have been entered into on normal commercial terms or, where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, they are on terms no less favourable than those available from or offered to independent third parties; and

(iv)	the transactions have been undertaken in accordance with the terms of relevant agreements governing such transactions.

2.

Pursuant to Rule 14A.38 of the Hong Kong Listing Rules, the Board engaged the auditor of the Company to perform certain factual finding procedures on the above continuing connected transactions on a sample basis in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has reported their factual findings for the selected samples based on the agreed procedures to the Board stating that:

(1)	the selected samples of the transactions had been approved by the Company's Directors;

(2)	the selected samples of the transactions in respect of provision of goods or services by the Group were entered into in accordance with the pricing policies of the Group;

(3)	the selected samples of the transactions were entered into in accordance with the terms of the agreements governing such transactions; and

(4)	such transactions, where applicable, did not exceed the relevant caps in accordance with the waivers previously granted by the Hong Kong Stock Exchange or previous announcements.

Further information on the continuing connected transactions of the year

1.	Continuing Connected Transactions

(A)	Comprehensive Social and Logistics Services Agreement

Date:

5 November 2001

Parties:

Chinalco as provider

the Company as recipient

Existing term:

3 years expiring on 31 December 2012

Nature of Transaction:

(i)

Social Welfare Services: public security and fire fighting services, education and training, schools, hospitals and hygiene, cultural and physical education, newspapers and magazines publication and broadcasting, printing and other services; and

(ii)

Logistics Services: property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens, guest-houses, offices, public transportation, retirement management and other services.

Price determination:

the services will be provided: (i) according to state-prescribed price; (ii) if there is no state- prescribed price but there is a state-guidance price, then according to the state-guidance price; and (iii) if there is neither a state-prescribed price nor a state-guidance price, then according to the market price; and (iv) if none of the above is applicable, then according to the contractual price.

Payment term:

Monthly payment

(B)	Mutual Supply Agreement

Date:

5 November 2001

Parties:

Chinalco as both provider and recipient

the Company as both provider and recipient

Existing term:

3 years expiring on 31 December 2012

Nature of Transaction:

(A)	Supplies and Ancillary Services Provided by Chinalco to the Company:

(i)

Production Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, fabricated aluminum and other similar supplies;

(ii)	Transportation and Loading Services: vehicle transportation, loading services, railway transportation and other loading services; and

(iii)

Supporting Services and Ancillary Production Services: communications, repair, processing and fabrication, quality testing, project construction, environmental protection, road maintenance and other similar services

(B)	Supplies and Ancillary Services Provided by the Company to Chinalco:

(i)	Production Supplies: alumina, primary aluminum, scrap materials, pitch and other similar supplies

(ii)

Supporting Services and Ancillary Production Services: electricity supply, gas, heat and water, repair, measurement, quality testing, spare parts, production transportation, steam and other similar services

Price determination:

same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

Cash on delivery

(C)	Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement

Date:

20 October 2008

Parties:

Xinan Aluminum as both provider and recipient

the Company as both provider and recipient

Existing term:

3 years expiring on 31 December 2012

Nature of Transaction:

(i)	sale of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum; such products include, among other things, primary aluminum and aluminum alloy ingots

(ii)

purchase of products and services by Chalco Southwest Aluminum Co., Ltd. ("Chalco SW Aluminum"), a subsidiary of the Company, from Xinan Aluminum; such products and services include, among other things: aluminum alloy ingots, provision of equipment, water, electricity and gas; provision of maintenance and repair services; provision of unloading, transportation and storage services

(iii)	sale of products by Chalco SW Aluminum to Xinan Aluminum, such products include, among other things: aluminum alloy sheets or rolls, aluminum fabrication scraps

(iv)	purchase of products by Chalco Trading, a subsidiary of the Company, from Xinan Aluminum, such products mainly include aluminum fabrication products

Price determination:

same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

Cash on delivery

(D)	Long Term Agreement for Sale and Purchase of Alumina

Date:

9 October 2004

Parties:

Nanping Aluminum as recipient

the Company as provider

Existing term:

3 years expiring on 31 December 2012

Nature of Transaction:

purchase of alumina, primary aluminum and aluminum ingots

Price determination:

market price

Payment term:

Cash on delivery

(E)	Sale and Purchase Agreement

Date:

27 August 2008

Parties:

Nanping Aluminum as provider

the Company as recipient

Existing term:

3 years expiring on 31 December 2012

Nature of Transaction:

purchase of alumina sheets and provision of fabrication services

Price determination:

market price

Payment term:

Cash on delivery

(F)	Provision of Alumina and Aluminum Products Agreement

Date:

20 October 2008

Parties:

Guangxi Investment (for itself and/or on behalf of its associates and subsidiaries) as provider and recipient; the Company (for itself and on behalf of its relevant subsidiaries) as provider and recipient

Existing term:

3 years expiring on 31 December 2012

Nature of Transaction:

(i)	sale of primary aluminum and alumina by the Company and its branches and relevant subsidiaries to Guangxi Investment and/or its associates or subsidiaries

(ii)	purchase of alumina by the Company from Guangxi Investment and/or its associates and subsidiaries

Price determination:

same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

Cash on delivery

(G)	Agreement for Sale and Purchase of Aluminium Products

Date:

27 August 2008

Parties:

Guizhou Development as recipient

the Company as provider

Existing term:

3 years expiring on 31 December 2012

Nature of Transaction:

sale of primary aluminum

Price determination:

market price

Payment term:

Cash on delivery

(H)	Long Term Sale and Purchase Agreement for Alumina

Date:

22 August 2006

Parties:

Shanxi Guan Lv Company Limited as recipient

the Company as provider

Existing term:

3 years expiring on 31 December 2012

Nature of Transaction:

Alumina and aluminum alloy ingots

Price determination:

market price

Payment term:

Cash on delivery

(I)	Mineral Supply Agreement

Date:

5 November 2001

Parties:

Chinalco as supplier

the Company as recipient

Existing term:

3 years expiring on 31 December 2012

Nature of Transaction:

supply of bauxite and limestone; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestone to any third parties

Price determination:

(1)

For the supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same, plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labour costs);

(2)	For the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to such third parties

Payment term:

Cash on delivery

(J)	Provision of Engineering, Construction and Supervisory Services Agreement

Date:

5 November 2001

Parties:

Chinalco as provider

the Company as recipient

Existing term:

3 years expiring on 31 December 2012

Nature of Transaction:

metallurgical engineering design, project construction and supervisory services

Price determination:

services are provided according to state guidance price, and if none, market price

Payment term:

10 to 20% before service; a maximum of 70% during provision of service; and 10 to 20% upon successful provision of service.

(K)	Land Use Rights Leasing Agreement

Date:

5 November 2001

Parties:

Chinalco as landlord

the Company as tenant

Term:

50 years expiring on 30 June 2051

As previously disclosed in the letter from Taifook Capital Limited, the then independent financial adviser, to the Independent Board Committee and independent shareholders in relation to certain continuing connected transactions dated 27 December 2006 ("Taifook Letter"), it is in the interests of the Company and the independent shareholders to have a longer lease term of the land to minimize the disruption of the Group's production and business operations arising from relocation which may be difficult and impracticable given (i) the size of the leased land and the facilities erected thereon; and (ii) the consideration resources to be expended in establishing new production plants and related facilities. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:

470 pieces or parcels of land covering an aggregate area of approximately 61.22 million square meters, which are located in the PRC

Price determination:

the rent shall be reviewed every three years at a rate not higher than prevailing market rent as confirmed by an independent valuer

Payment term:

Monthly payment

(L)	Leases

Buildings Leasing Agreement

Date:

5 November 2001

Parties:

Chinalco as landlord and tenant

the Company as landlord and tenant

Term:

20 years expiring on 30 June 2020

As previously disclosed in the Taifook Letter, a longer lease term is essential to the smooth operations of the Group's business. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:

59 buildings with an aggregate gross floor area of 62,189 square meters leased to Chinalco, and 100 buildings with an aggregate gross floor area of 273,637 square meters leased to the Company

Price determination:

the rent shall be reviewed every two years and shall not be higher than prevailing market rent as confirmed by an independent valuer

Payment term:

Monthly payment

Head Office Leasing Agreement

Date:

5 March 2009

Parties:

Chinalco as landlord

the Company as tenant

Term:

3 years expiring on 15 October 2011

Nature of Transaction:

Leasing of head office from Chinalco

Price determination:

the rent shall be reviewed every three years and shall not be higher than the prevailing market rent as determined by an independent valuer

Payment term:

Prepay semi-annually

Connected Transaction

Acquisitions of Entire Equity Interests in Target Companies

On 29 October 2009, the Company entered into an Equity Transfers Agreement with Zhongzhou Aluminum Factory (subsidiary of Chinalco) and Zhongzhou Aluminum Factory Labour Services Company Limited. Pursuant to the agreement, the Company agrees to (i) acquire 100% equity interests in Henan Zhongzhou Aluminum Construction Company Limited from Zhongzhou Aluminum Factory at a consideration of RMB14.43 million ; (ii) respectively acquire 74% and 26% equity interests in Jiaozuo Hongrui Chemical Company Limited from Zhongzhou Aluminum Factory and Zhongzhou Aluminum Factory Labour Services Company Limited at a total consideration of RMB12.2 million; (iii) acquire 100% equity interests in Henan Xincheng Construction Supervisory Services Company Limited from Zhongzhou Aluminum Factory at a consideration of RMB3.37 million. Zhongzhou Aluminum Factory is a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company, and therefore constitutes a connected person of the Company under the Hong Kong Listing Rules. Pursuant to the terms of the agreement, the original shareholders of these entities are entitled to any profit or loss generated between the agreed-upon valuation date, 31 March 2009 and the agreement date, 29 October 2009. In this connection, the Company is required to pay an additional RMB1.5 million to the original shareholders.

INDEPENDENT AUDITOR'S REPORT

To the shareholders of Aluminum Corporation of China Limited
(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 105 to 256, which comprise the consolidated and company statements of financial position as of December 31, 2009, and the consolidated statement of comprehensive income, the consolidated statement of changes in shareholders' equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as of 31 December 2009, and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Other matters

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 26, 2010

STATEMENTS OF FINANCIAL POSITION

As of December 31, 2009
(Amounts expressed in thousands of RMB
unless otherwise stated)

Group	Company

		December	December	January	December	December	January
		31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008
				(Notes 5
	Note		(Note 5)	and 2.2)			(Note 2.2)

ASSETS

Non-current assets
Intangible assets	6	3,049,475	2,988,069	2,688,853	2,792,744	2,796,273	2,676,724
Property, plant and equipment	7	89,661,081	85,989,026	69,291,439	55,969,575	55,229,897	45,679, 629
Land use rights and leasehold land	8	1,943,547	1,730,550	1,460,681	628,099	386,878	241,122
Investments in subsidiaries	9	-	-	-	12,926,415	11,256,394	7,099,198
Investments in jointly controlled entities	10(a)	685,459	701,850	636,296	734,530	718,398	654,516
Investments in associates	10(b)	197,070	104,809	553,920	30,000	105,600	323,054
Available-for-sale financial assets	11	56,313	38,214	39,613	7,000	7,000	7,000
Deferred income tax assets	12	1,647,240	717,536	577,227	1,199,094	350,336	273,870
Other non-current assets	13	401,127	785,103	346,496	248,156	254,764	85,654

		97,641,312	93,055,157	75,594,525	74,535,613	71,105,540	57,040,767

Current assets
Inventories	14	20,423,227	19,909,999	15,399,101	10,586,033	11,705,718	9,654,909
Trade and notes receivable	15	3,203,082	2,052,069	3,738,225	2,924,286	4,478,281	2,661,544
Other current assets	16	4,848,744	4,239,684	2,130,077	4,086,323	3,736,790	1,903,819
Financial assets at fair value through profit or loss		64	57,864	8,103	-	-	-
Restricted cash	17	365,409	242,753	133,540	31,418	-	-
Time deposits	17	91,941	70,703	96,054	-	-	-
Cash and cash equivalents	17	7,401,410	15,983,923	8,826,847	4,350,873	7,030,857	5,121,705

		36,333,877	42,556,995	30,331,947	21,978,933	26,951,646	19,341,977

Total assets		133,975,189	135,612,152	105,926,472	96,514,546	98,057,186	76,382,744

EQUITY

Equity attributable to equity holders
of the Company
Share capital	18	13,524,488	13,524,488	13,524,488	13,524,488	13,524,488	13,524,4 88
Reserves	19	36,876,250	41,458,602	47,137,926	37,822,669	41,344,220	42 ,628,187

		50,400,738	54,983,090	60,662,414	51,347,157	54,868,708	56,152,675

Minority interest		5,180,419	5,198,340	3,805,144	-	-	-

Total equity		55,581,157	60,181,430	64,467,558	51,347,157	54,868,708	56,152,675

LIABILITIES

Non-current liabilities
Borrowings	20	37,804,482	36,042,552	17,459,597	26,531,501	24,633,465	7,274,037
Deferred income tax liabilities	12	34,535	53,768	172,460	-	-	147,144
Other non-current liabilities	21	525,154	712,304	180,555	320,472	182,423	148,297

		38,364,171	36,808,624	17,812,612	26,851,973	24,815,888	7,569,478

Current liabilities
Financial liabilities at fair value through profit or loss		47,855	114,047	-	29,952	-	-
Other payables and accrued expenses	22	7,927,988	11,366,892	7,255,340	4,482,268	4,895,167	4,905,979
Borrowings	20	25,819,757	22,290,215	11,346,548	11,231,966	10,838,705	4,601,409
Trade and notes payable	23	6,172,443	4,825,447	4,533,998	2,571,230	2,638,718	2,829,364
Current income tax liabilities		61,818	25,497	510,416	-	-	323,839

		40,029,861	38,622,098	23,646,302	18,315,416	18,372,590	12,660,591

Total liabilities		78,394,032	75,430,722	41,458,914	45,167,389	43,188,478	20,230,069

Total equity and liabilities		133,975,189	135,612,152	105,926,472	96,514,546	98,057,186	76,382, 744

Net current (liabilities)/assets	2.1	(3,695,984)	3,934,897	6,685,645	3,663,517	8,579,056	6,681,386

Total assets less current liabilities		93,945,328	96,990,054	82,280,170	78,199,130	79,684,596	63,722,153

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 105 to 256 were approved for issue by the Board of Directors on March 26, 2010 and were signed on its behalf.

Xiong Weiping	Chen Jihua
Director	Director

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

For the year ended December 31,

		2009	2008
	Note		(Note 5)

Revenue	25	70,268,005	76,728,147
Cost of sales		(69,079,446)	(70,960,668)

Gross profit		1,188,559	5,767,479

Selling and distribution expenses	26	(1,264,920)	(1,562,841)
General and administrative expenses	27	(2,956,506)	(2,507,011)
Research and development expenses		(177,756)	(177,507)
Impairment loss on property, plant and equipment	7	(623,791)	(1,334)
Other income	28	151,142	100,781
Other gains, net	28	403,836	212,840

Operating (loss)/profit		(3,279,436)	1,832,407

Finance income	29	125,139	193,091
Finance costs	29	(2,262,964)	(1,902,758)
Shares of (losses)/profits of jointly controlled entities	10(a)	(50,392)	1,672
Shares of profits of associates	10(b)	77,056	10,045

(Loss)/profit before income tax		(5,390,597)	134,457

Income tax benefit	32	711,003	34,172

(Loss)/profit for the year		(4,679,594)	168,629

Other comprehensive (loss)/income, net of tax:

Fair value changes on available-for-sale financial assets		(1,374)	(9,774)
Currency translation differences		115,427	(180,400)

Total other comprehensive income/(loss)
for the year, net of tax		114,053	(190,174)

Total comprehensive loss for the year		(4,565,541)	(21,545)

(Loss)/profit for the year attributable to:
Equity holders of the company		(4,642,894)	19,485
Minority interest		(36,700)	149,144

		(4,679,594)	168,629

Total comprehensive (loss)/income for the year
attributable to:
Equity holders of the company		(4,528,309)	(166,906)
Minority interest		(37,232)	145,361

		(4,565,541)	(21,545)

Basic and diluted (loss)/earnings per share for
(loss)/profit attributable to the equity holders
of the Company (expressed in RMB per share)	34	(RMB0.3433)	RMB0.0014

The accompanying notes are an integral part of these financial statements.

For the year ended December 31,

	Note	2009	2008

Dividends	35	-	703,273

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the year ended December 31, 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

Attributable to equity holders of the Company	Minority	Total
	interest	equity
Capital reserves
(Note 19)
Statutory
			Other	surplus	Special	Currency	Investment
	Share	Share	capital	reserve	reserve	translation	revaluation	Retained
	capital	premium	reserves	(Note 19)	(Note 19)	differences	reserve	earnings	Total

Balance as of January 1, 2008
(Note 5)	13,524,488	17,124,629	325,766	5,719,084	893	10,047	7,547	23,949,960	60,662,414	3,805,144	64,467,558

Comprehensive income/(loss)
Profit for the year	-	-	-	-	-	-	-	19,485	19,485	149,144	168,629

Other comprehensive income/(loss)
Fair value changes on available-for-
sale financial assets - gross	-	-	-	-	-	-	(7,048)	-	(7,048)	(4,451)	(11,499)
Fair value changes on available-for-
sale financial assets - tax effect	-	-	-	-	-	-	1,057	-	1,057	668	1,725
Currency translation differences	-	-	-	-	-	(180,400)	-	-	(180,400)	-	(180,400)

Total other comprehensive loss	-	-	-	-	-	(180,400)	(5,991)	-	(186,391)	(3,783)	(190,174)

Total comprehensive (loss)/income	-	-	-	-	-	(180,400)	(5,991)	19,485	(166,906)	145,36 1	(21,545)

Transactions with owners:
Release of government grants payable	-	-	98,000	-	-	-	-	-	98,000	-	98,000
Acquisition of subsidiaries under
common control (Note 5)	-	(4,223,414)	-	-	-	-	-	-	(4,223,414)	(26,441)	(4,249,855)
Reversal of over-provision of share
issuance expenses	-	28,000	-	-	-	-	-	-	28,000	-	28,000
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	1,174,761	1,174,761
Disposals of subsidiaries	-	-	-	-	-	-	-	-	-	(7,554)	(7,554)
Capital injection from minority
shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	555,443	555,443
Appropriation of reserves	-	-	-	80,148	33,334	-	-	(113,482)	-	-	-
Dividends paid	-	-	-	-	-	-	-	(1,420,071)	(1,420,071)	(476,330)	(1,896,401)
Others	-	-	5,067	-	-	-	-	-	5,067	27,956	33,023

Total transactions with owners	-	(4,195,414)	103,067	80,148	33,334	-	-	(1,533,553)	(5,512,418)	1,247,835	(4,264,583)

Balance as of December 31, 2008	13,524,488	12,929,215	428,833	5,799,232	34,227	(170,353)	1,556	22,435,892	54,983,090	5,198,340	60,181,430

Balance as of January 1, 2009
(Note 5)	13,524,488	12,929,215	428,833	5,799,232	34,227	(170,353)	1,556	22,435,892	54,983,090	5,198,340	60,181,430

Comprehensive income/(loss)
Loss for the year	-	-	-	-	-	-	-	(4,642,894)	(4,642,894)	(36,700)	(4,679,594)

Other comprehensive income/(loss):
Fair value changes on available-for-sale
financial assets - gross	-	-	-	-	-	-	(992)	-	(992)	(626)	(1,618)
Fair value changes on available-for-sale
financial assets - tax effect	-	-	-	-	-	-	150	-	150	94	244
Currency translation differences	-	-	-	-	-	115,427	-	-	115,427	-	115,427

Total other comprehensive income/(loss)	-	-	-	-	-	115,427	(842)	-	114,585	(532)	114,053

Total comprehensive income/(loss)	-	-	-	-	-	115,427	(842)	(4,642,894)	(4,528,309)	(37,232)	(4,565,541)

Transactions with owners:
Release of government grants payable	-	-	3,767	-	-	-	-	-	3,767	2,274	6,041
Acquisition of minority interest
and capital injection from minority
shareholders of subsidiaries	-	(42,575)	-	-	-	-	-	-	(42,575)	55,648	13,073
Acquisition of subsidiaries under
common control (Note 5)	-	(37,755)	-	-	-	-	-	-	(37,755)	-	(37,755)
Increase of other reserve	-	-	-	-	18,111	-	-	-	18,111	-	18,111
Share of special reserve of an associate	-	-	-	-	4,409	-	-	-	4,409	10,796	15,205
Dividends paid to minority shareholders
of subsidiaries	-	-	-	-	-	-	-	-	-	(49,407)	(49,407)

Total transactions with owners	-	(80,330)	3,767	-	22,520	-	-	-	(54,043)	19,311	(34,732)

Balance as of December 31, 2009	13,524,488	12,848,885	432,600	5,799,232	56,747	(54,926)	714	17,792 ,998	50,400,738	5,180,419	55,581,157

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

For the year ended December 31,

		2009	2008
	Note		(Note 5)

Net cash (used in)/generated from
operating activities	36	(705,954)	5,023,984

Cash flows used in investing activities

Purchases of intangible assets	6	(14,618)	(180,814)
Purchases of property, plant and equipment	7	(9,597,274)	(16,791,469)
Purchases of land use rights and leasehold land	8	(260,670)	(277,397)
Proceeds from disposal of property,
plant and equipment	7	38,503	23,274
Investment in a jointly controlled entity	10(a)	(34,001)	(63,882)
Investment in an associate	10(b)	-	(30,000)
Payments of consideration for acquisitions of
subsidiaries, net of cash acquired	5	(99,354)	(4,610,612)
Dividend received		3,029	33,067
Interest received		4,785	6,364
Cash inflow/(outflow) from settlement of futures
contracts, net	28	458,041	(52,215)
Others		24,366	(263,789)

Net cash used in investing activities		(9,477,193)	(22,207,473)

Cash flows generated from financing activities

Installment payment of shares and
bonds issuance expenses		(62,000)	(50,000)
Issuance of short-term and long-term bonds		-	15,000,000
Repayments of short-term bonds		(5,000,000)	(3,000,000)
Drawdown of short-term and long-term loans		38,057,460	32,401,404
(Repayments)/drawdown of shareholder's loans, net		(456,270)	276,270
Repayments of short-term and long-term loans		(27,644,308)	(16,049,094)
Capital injection from minority shareholders of
subsidiaries		13,073	184,800
Dividends paid to minority shareholders of subsidiaries		(59,460)	(386,891)
Dividends paid to the equity holders of the Company	35	-	(1,456,892)
Interest paid	36	(3,271,782)	(2,549,247)

Net cash generated from financing activities		1,576,713	24,370,350

Net (decrease)/increase in cash and cash
equivalents		(8,606,434)	7,186,861

Cash and cash equivalents at beginning of the year	17	15,983,923	8,826,847
Exchange gains/(losses) on cash and cash equivalents		23,921	(29,785)

Cash and cash equivalents at end of the year	17	7,401,410	15,983,923

The accompanying notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	General information

Aluminum Corporation of China Limited [Chinese Characters] (the "Company") and its subsidiaries (together the "Group") are principally engaged in manufacture and distribution of alumina, primary aluminum and aluminum fabrication products. The Group primarily engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products. The Group is also engaged in trading of aluminum products.

The Company is a joint stock company which was incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company had its dual listing on The Stock Exchange of Hong Kong Limited and New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange ("SSE") in 2007.

These financial statements are presented in Chinese Renminbi ("RMB") unless otherwise stated.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB"). As set out in Note 2.2(a), these are the Group's first financial statements under IFRS. In addition, these financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Hong Kong Companies Ordinance.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities at fair value through profit and loss (including derivative instruments) and certain properties, plant and equipment and investments in subsidiaries were stated at deemed costs.

As of December 31, 2009, the current liabilities of the Group exceeded its current assets by approximately RMB3,696 million (2008: net current assets: RMB3,935 million). The Board of Directors of the Company has comprehensively considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflow from operating activities in 2010;
*	Unutilized banking facilities of approximately RMB38,767 million (Note 3) as of December 31, 2009;
*	A planned private placement of A shares expected to raise not more than RMB10 billion in 2010 (Note 40); and
*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

In addition, the Group will continue to optimize its fund raising strategy from short, medium and long-term perspectives and to seize the opportunity in the current capital markets to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.

Based on the above considerations, the Board of Directors of the Company is of the opinion that the Group has sufficient available financial reserves to meet its working capital requirements and debt obligations as and when they fall due for a period of 12 months from the date these financial statements were approved. As a result, the consolidated financial statements of the Group for the year ended December 31, 2009 have been prepared on a going concern basis.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

2.2	Changes in accounting policy and disclosures

(a)	Changes in financial reporting standards

For the year ended December 31, 2008 and prior periods, the Group's financial statements had been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants. Since 2009, the Group has prepared its consolidated financial statements in accordance with IFRS issued by the IASB.

In accordance with IFRS 1, 'First-time adoption of International Financial Reporting Standards', December 31, 2009 represents the Group's first IFRS reporting date. The Group considers HKFRS to be its previous accounting standards when evaluating those applicable transitional exemptions that IFRS 1 permits and are elected by the Group. The Group applied all applicable standards, amendments and interpretations issued by the IASB that were effective as of December 31, 2009. In addition, the Group early adopted some other standards, amendments and interpretations, including 'Cost of an investment in a subsidiary, jointly controlled entity or associate (amendments to IFRS 1 and IAS 27) (issued 2008) and IAS 24 'Related party disclosures' (revised 2009).

The Group applied the accounting policies set out below, unless otherwise noted, consistently and retrospectively to all periods presented in these financial statements and in its opening IFRS statement of financial position presented as of January 1, 2008, the Group's IFRS transition date.

The Company elected two exemptions permitted by IFRS 1 on transition date in relation to the costs of investments in subsidiaries and certain property, plant and equipment. Management elected to use the carrying amounts of investments in subsidiaries and certain property, plant and equipment under HKFRS as of transition date to be their deemed costs on that date. As of January 1, 2008, the aggregate deemed costs that reflected the HKFRS carrying amounts for investments in subsidiaries of the Company and certain property, plant and equipment of the Group totaled RMB7,099 million and RMB69,291 million, respectively. Except for these exemptions, the Group did not adopt any other exemptions under the provisions of IFRS 1.

The transition from HKFRS to IFRS in accordance with IFRS 1 does not result in any change in the statement of changes in shareholders' equity and the statement of comprehensive income of the Group previously published under HKFRS as of January 1, 2008, its transition date to IFRS, or as of and for the year ended December 31, 2008.

(b)	Standards, amendments and interpretations to existing standards that are relevant to the Group but not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after January 1, 2010 or later periods, and the Group has not early adopted them:

Effective for
financial
periods beginning
on or after

IFRS 3 (Revised)	"Business combinations"	July 1, 2009
IFRS 9	"Financial instruments"	January 1, 2013
IAS 27 (Revised)	"Consolidated and separate	July 1, 2009
financial statements"
IFRIC-Int 19 (Amendment)	"Extinguishing financial liabilities with	July 1, 2010
equity instruments"
IASB's annual improvements project
published in April 2009:
IAS 1 (Amendment)	"Presentation of financial statements"	January 1, 2010
IAS 38 (Amendment)	"Intangible assets"	July 1, 2009
IFRS 5 (Amendment)	"Measurement of non-current assets	January 1, 2010
(or disposal groups) classified as held for sale"
IFRIC-Int 17 (Amendment)	"Distribution of non-cash assets to owners "	July 1, 2009

*

IFRS 3 (revised), 'Business combinations'. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3 (revised) prospectively to all business combinations from January 1, 2010.

*

IFRS 9, 'Financial instruments'. IFRS 9 introduces new requirements for classifying and measuring financial assets and uses a single approach to determine whether a financial asset is measured at amortized cost or fair value and impairment method to be used, replacing the many different rules in IAS 39, 'Financial Instruments: recognition and measurement'. The Group will apply IFRS 9 from January 1, 2013.

*

IAS 27 (revised), 'Consolidated and separate financial statements'. The revised standard requires the effects of all transactions with minority interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The Group will apply IAS 27 (revised) prospectively to transactions with minority interest from January 1, 2010.

*

IFRIC-Int 19 (amendment), 'Extinguishing financial liabilities with equity instruments'. This amendment clarifies that equity instruments issued to a creditor to extinguish a financial liability are considered "consideration paid" in accordance with IAS 39. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The Group will apply IFRIC-Int 19 (amendment) from January 1, 2011.

*

IAS 1 (amendment), 'Presentation of financial statements'. The amendment is part of the IASB's annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issuance of equity is not relevant to its classification as current or non-current. By amending the definition of a current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group will apply IAS 1 (amendment) from January 1, 2010.

*

IAS 38 (amendment), 'Intangible Assets'. This amendment is part of the IASB's annual improvements project published in April 2009 and the Group will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives.

*

IFRS 5 (amendment), 'Measurement of non-current assets (or disposal groups) classified as held for sale'. The amendment is part of the IASB's annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Group will apply IFRS 5 (amendment) from January 1, 2010.

*

IFRIC-Int 17 (amendment), 'Distribution of non-cash assets to owners'. The interpretation is part of the IASB's annual improvements project published in April 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The Group will apply IFRIC-Int 17 (amendment) from January 1, 2010.

The Group has already commenced an assessment of the related impact of the above revised standards, amendments and interpretations to the Group's financial statements. The Group is not yet in a position to state whether any substantial changes to the Group's accounting policies and presentation of its financial statements will result.

2.3	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries as of December 31.

(a)	Merger accounting for business combinations under common control

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognized in consideration for goodwill or excess of the acquirers' interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is shorter, regardless of the date of the common control combination.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting is recognized as an expense in the period in which it is incurred.

(b)	Purchase method of accounting for other business combinations

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.

(c)	Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

In the Company's statement of financial position, the investments in subsidiaries acquired prior to January 1, 2008, the Company's date of transition to IFRS, are stated at deemed cost, determined based on their carrying amounts under HKFRS on that date. Investments in subsidiaries acquired after that date are stated at transaction cost less provision for impairment losses (Note 2.10). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(d)	Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with equity owners of the Group. For purchases from minority interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. For disposals to minority interests, differences between any proceeds received and the relevant share of minority interests are also recorded in equity.

(e)	Jointly controlled entities and associates

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Investments in jointly controlled entities/associates are accounted for using the equity method of accounting and are initially recognized at cost.

The Group's share of its jointly controlled entities'/associates' post-acquisition profits or losses is recognized in the statement of comprehensive income, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity/associate equals or exceeds its interest in the jointly controlled entity/associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity/associate.

Unrealized gains on transactions between the Group and its jointly controlled entities/associates are eliminated to the extent of the Group's interest in the jointly controlled entities/associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of jointly controlled entities/associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's statement of financial position, the investments in jointly controlled entities/associates are stated at cost less provision for impairment losses, if any. The results of jointly controlled entities/associates are accounted for by the Company on the basis of dividends received and receivable.

2.4	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions.

2.5	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and the Group's presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within 'finance income or cost'. All other foreign exchange gains and losses are presented in the statement of comprehensive income within 'other gains, net'.

The results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

(ii)

income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive income. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in other comprehensive income are recognized in the statement of comprehensive income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.6	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged in the statement of comprehensive income during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs over their estimated useful lives down to their residual values, as follows:

Buildings	15 - 40 years
Machinery	10 - 32 years
Transportation facilities	6 - 12 years
Office and other equipment	5 - 10 years

The assets' depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.10).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the asset and are recognized within 'other gains, net' in the statement of comprehensive income.

2.7	Construction-in-progress ("CIP")

CIP represents buildings under construction, and plant and equipment pending installation, and is stated at cost less accumulated impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets are ready for their intended use that are eligible for capitalization. CIP is transferred to property, plant and equipment when the CIP are ready for its intended use.

2.8	Intangible assets

(a)	Goodwill

Goodwill represents the excess of purchase consideration over the fair value of the Group's share of the net identifiable assets of subsidiaries/jointly controlled entities/associates acquired at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of jointly controlled entities and associates is included in investments in jointly controlled entities and associates respectively. Goodwill is tested annually or when an indication of impairment exists for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purposes of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

(b)	Mining rights

Mining rights are initially recorded at cost which includes payments of consideration for extraction rights, exploration and other direct costs. Amortization is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate or the mineable period of natural resources. The estimated useful lives, representing the expiration date of the mining certificates, of the majority of the mining rights range from 3 to 20 years; others' are not more than 30 years.

(c)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over 5 years, their estimated useful lives.

(d)	Periodic review of the useful life and amortization method

For intangible assets with finite useful life, the estimated useful life and amortization method are reviewed annually at the end of each year and adjusted when necessary.

2.9	Research and development

Research and development expenditures are classified as research expenditures and development expenditures according to the nature of the expenditures and whether there is significant uncertainty of development activities transforming to assets.

Research expenditures are recognized in current period profit and loss. Development expenditures are recognized as assets when all of the following criteria are met:

(i)	it is technically feasible to complete the asset so that it will be available for use or sale;

(ii)	management intends to complete the asset and intends and has the ability to use or sell it;

(iii)	it can be demonstrated that the asset will generate probable future economic benefits;

(iv)	there are adequate technical, financial and other resources to complete the development of the asset and management has the ability to use or sell the asset; and

(v)	the expenditure attributable to the asset during its development phase can be reliably measured.

Development expenditures that do not meet the criteria above are recorded in current period profit and loss as incurred. Development expenditures that have been recorded in profit and loss in previous periods will be not recognized as assets in subsequent periods. Capitalized development expenditures are included in property, plant and equipment and intangible assets as appropriate according to their natures.

2.10	Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.11	Financial assets

(a)	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the assets were acquired. Management determines the classification of these assets at initial recognition.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the statement of financial position (Note 2.13).

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

(b)	Recognition and measurement

Regular way purchases and sales of financial assets are recognized on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of comprehensive income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the consolidated statement of comprehensive income within 'other gains, net', in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of comprehensive income as part of other income when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognized in profit or loss; translation differences on non-monetary securities are recognized in other comprehensive income. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in other comprehensive income are included in the consolidated statement of comprehensive income as 'other gains, net'.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the consolidated statement of comprehensive income as part of other income. Dividends on available-for-sale equity instruments are recognized in the consolidated statement of comprehensive income as 'other income' when the Group's right to receive payments is established.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets are impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is removed from other comprehensive income and recognized in the statement of comprehensive income. Impairment losses recognized in the statement of comprehensive income on equity instruments are not reversed through the statement of comprehensive income. Impairment testing of trade receivables is described in Note 2.13.

2.12	Inventories

Inventories comprise raw materials, work-in-progress, finished goods and production supplies and are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress and finished goods, comprise materials, direct labor and an appropriate proportion of all production overhead expenditure (based on normal operating capacity). Borrowing costs are excluded. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Provision for impairment of inventory is usually determined by the excess of cost over net realizable value on single item basis and recorded in the statement of comprehensive income. Net realizable values are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of impairment of inventory are recognized within 'cost of sales' in the statement of comprehensive income.

2.13	Trade and notes receivable and other receivables

Trade and notes receivable and other receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade and notes receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.14	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments (including time deposits) with original maturities of three months or less. Bank overdrafts, if any, are shown within borrowings in current liabilities on the statement of financial position.

Time deposits and other cash investments with original maturities of more than three months are excluded from cash and cash equivalents.

2.15	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of comprehensive income over the terms of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.16	Government grants

Government grants are recognized when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary assets, they are measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the amount receivable.

Asset-related government grants are recognized as deferred income and are amortized evenly in the statement of comprehensive income over the useful lives of the related assets.

Income-related government grants that are used to compensate subsequent related expenses or losses of the Group are recognized as deferred income and recorded in the statement of comprehensive income when the related expenses or losses are incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit and loss.

2.17	Trade and notes payable and other payables

Trade and notes payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.18	Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, retirement benefit obligations, other social insurance and housing funds, labor union fees, employees' education fees and other expenses related to the employees for their services. The Group recognizes employee benefits as liabilities during the accounting period when employees rendered the services and allocates the related cost of assets and expenses based on different beneficiaries.

(a)	Bonus plans

The expected cost of bonus plan is recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b)	Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The Group makes monthly defined contributions at rates of 20% (2008: 20%) of the qualified employees' salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(c)	Other social insurance and housing funds

The Group provides other social insurance and housing funds to the qualified employees in the PRC based on certain percentages of their salaries. These percentages are not to exceed the upper limits of the percentages prescribed by Ministry of Human Resources and Social Security of the PRC. These benefits are paid to social security organization and the amounts paid are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(d)	Termination benefits and early retirement benefits

Termination and early retirement benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy and/or early retirement in exchange for these benefits. The Group recognizes termination and early retirement benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy and/or early retirement. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service and district of the employee concerned. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

2.19	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Shares of income tax expense of jointly controlled entities and associates are included in 'share of profits/(losses) of jointly controlled entities/associates'. Income tax expense is recognized in the statement of comprehensive income except to the extent that it related to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted in the countries where the Company, its subsidiaries, jointly controlled entities and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized using the liability method on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

The Group recognizes deferred income tax assets for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities arising from temporary differences relating to investments in subsidiaries, jointly controlled entities and associates are recognized. However, when the Company and the Group are able to control the timing of the reversal of the temporary difference and it is probable that this temporary difference will not reverse in foreseeable future, no deferred income tax is recognized.

Deferred income tax assets and liabilities are offset in financial statements when they meet all the conditions below:

(i)	deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority;

(ii)	the Group has a legally enforceable right to settle current income tax assets and current income tax liabilities on a net basis.

2.20	Revenue recognition

Revenue is recognized based on the fair value of the consideration received or receivable for the sale of goods and rendering of services under contracts in the ordinary course of the Group's activities. Revenue is shown net of value-added tax.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities (see descriptions below).

(a)	Sales of goods

Revenue from the sale of goods is recognized when the Group has already transferred the significant risks and rewards of ownership of the goods to the buyers, retained neither continuing managerial involvement nor control over the goods, economic benefits related to the transaction will flow into the Group, and the revenue and related costs incurred can be measured reliably.

(b)	Sales of services

The Group provides transportation and packaging services to third party customers. These services are recognized in the period when the related services are provided.

(c)	Interest income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables are recognized using the original effective interest rate.

(d)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.21	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of comprehensive income on a straight-line basis over the period of the lease.

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

2.22	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Borrowing costs capitalized are those costs that would have been avoided if the expenditure on the qualifying assets had not been made, which are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all borrowing costs incurred on general borrowings outstanding. Other borrowing costs are expensed as incurred.

2.23	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's and Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.24	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

3.	Financial and capital risks management

3.1	Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the Board of Directors of the Company. Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(a)	Market risk

(i)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits and short-term and long-term loans denominated in US Dollar ("USD"), Australian Dollar ("AUD"), Japanese Yen ("JPY"), Euro ("EUR") and Hong Kong Dollar ("HKD"). Related exposures are disclosed in Notes 17 and 20 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the changing exchange rates and takes these into consideration when investing in foreign currency deposits and issuing loans. As the foreign currency denominated assets and liabilities are minimal relative to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group is not exposed to any significant foreign currency risk as of December 31, 2009 and 2008.

(ii)	Cash flow interest rate risk

As the Group has no significant interest bearing assets except for bank deposits (Note 17), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and fixed deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. As the average interest rates applied to the deposits are relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant interest rate risk for its financial assets held as of December 31, 2009 and 2008.

The interest rate risk of the Group primarily arises from long-term loans. Loans borrowed at variable interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in Note 20 to the consolidated financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As of December 31, 2009, if interest rates had been 1% higher/lower (2008: 1%) with all other variables held constant, loss for the year would have been RMB509 million higher/lower (2008: profit for the year: RMB467 million lower/higher), respectively.

(iii)	Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum. According to the Group's policy, the total quantity of primary aluminum which can be hedged using these financial instruments is limited to 50% of the annual quantity produced by the Group.

The Group uses mainly futures contracts and European option contracts traded on the Shanghai Futures Exchange and London Metal Exchange (the "LME") to hedge against fluctuations in primary aluminum prices. As of December 31, 2009, the relevant committed volumes under these contracts are not significant to the Group's operations.

As of December 31, 2009, if the primary aluminum futures price had been increased/decreased by 3% (2008: 2%) and all other variables held constant, loss for the year would have been decreased/increased by RMB140 million (2008: profit for the year: increased/decreased by RMB30 million).

(b)	Credit risk

Credit risk arises from bank balances, other receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The Company also provided financial guarantees to certain subsidiaries. The carrying amount of these receivables and amounts of respective financial guarantees included in Notes 15, 16, 17 and 20 to the consolidated financial statements represent the Group's maximum exposure to credit risk in relation to its financial assets and guarantees.

The Group maintains substantially all of its bank balances and cash in several major state-owned banks in the PRC. With strong State support provided to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

With regard to trade and notes receivable, the marketing department assesses the credit quality of the customers, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for impairment of receivables have been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group does not hold any collateral as security for these receivables.

As of December 31, 2009 and 2008, none of the individual customers exceed 10% of the Group's total revenue, and thus, the directors of the Company are of the opinion that the Group is not exposed to any significant concentration of credit risk as of December 31, 2009 and 2008.

(c)	Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group's debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements, for example, currency restrictions.

As of December 31, 2009, the Group had total banking facilities of approximately RMB88,664 million (2008: RMB70,728 million) of which amounts totaling RMB49,897 million have been utilized as of December 31, 2009 (2008: RMB41,238 million). Banking facilities of approximately RMB50,834 million will be subject to renewals in 2010. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as of December 31, 2009, the Group had credit facilities through its primary aluminum futures agent at the LME amounting to USD117 million (equivalent to RMB798.899 million) (2008: USD117 million (equivalent to RMB799.648 million)) of which USD0.056 million (equivalent to RMB0.382 million) (2008: USD16.662 million (equivalent to RMB114.047 million)) has been utilized. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

The table below analyzes the Group's and the Company's non-derivative financial liabilities and financial liabilities at fair value through profit or loss that will be settled on a net basis into relevant maturity groupings based on the remaining period from the balance sheet dates to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows.

Group

	Within 1 year	1-2 years	2-5 years	Over 5 years	Total

As of December 31, 2009
Long-term bank
and other loans	2,826,472	5,909,537	13,916,224	6,073,488	28,725,721
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	-	5,000,000	5,000,000	-	10,000,000
Short-term bank loans	22,993,285	-	-	-	22,993,285
Interest payables for borrowings	3,264,567	1,652,829	2,665,592	621,619	8,204,607
Financial liabilities at fair value
through profit or loss	47,855	-	-	-	47,855
Other payables and accrued expenses	7,927,988	-	-	-	7,927,988
Trade and notes payable	6,172,443	-	-	-	6,172,443

	43,232,610	12,562,366	21,581,816	8,695,107	86,071,899

As of December 31, 2008
Long-term bank
and other loans	2,949,730	3,412,099	13,259,118	7,498,252	27,119,199
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	-	-	10,000,000	-	10,000,000
Short-term bank loans	14,188,202	-	-	-	14,188,202
Interest payables for borrowings	3,078,539	2,146,719	4,141,781	1,359,735	10,726,774
Financial liabilities at fair value
through profit or loss	114,047	-	-	-	114,047
Other payables and accrued expenses	11,366,892	-	-	-	11,366,892
Trade and notes payable	4,825,447	-	-	-	4,825,447
Short-term bonds	5,000,000	-	-	-	5,000,000

	41,522,857	5,558,818	27,400,899	10,857,987	85,340,561

Company

	Within 1 year	1-2 years	2-5 years	Over 5 years	Total

As of December 31, 2009
Long-term bank
and other loans	431,966	3,123,345	8,716,534	2,786,389	15,058,234
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	-	5,000,000	5,000,000	-	10,000,000
Short-term bank loans	10,800,000	-	-	-	10,800,000
Interest payables for borrowings	2,027,251	1,188,465	1,907,431	415,292	5,538,439
Financial liabilities at fair value
through profit or loss	29,952	-	-	-	29,952
Other payables and accrued expenses	4,482,268	-	-	-	4,482,268
Trade and notes payable	2,571,230	-	-	-	2,571,230

	20,342,667	9,311,810	15,623,965	5,201,681	50,480,123

As of December 31, 2008
Long-term bank loans
and other loans	1,149,422	881,345	7,517,034	4,362,003	13,909,804
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	-	-	10,000,000	-	10,000,000
Short-term bank loans	4,537,000	-	-	-	4,537,000
Interest payables for borrowings	1,883,910	1,443,119	2,965,643	919,689	7,212,361
Other payables and accrued expenses	4,895,167	-	-	-	4,895,167
Trade and notes payable	2,638,718	-	-	-	2,638,718
Short-term bonds	5,000,000	-	-	-	5,000,000

	20,104,217	2,324,464	20,482,677	7,281,692	50,193,050

3.2	Fair value estimation

Effective January 1, 2009, the Group adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

-	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

-	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

-	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Techniques such as estimated discounted cash flows, are used to determine fair value for the financial instruments.

The carrying amount less provision for impairment of trade and other receivables, bank balances and cash, trade and other payables and accrued expenses, short-term bonds and short-term loans are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rates that are available to the Group for similar financial instruments.

3.3	Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debts.

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debts divided by total capital. Net debts are calculated as total borrowings and other liabilities (including borrowings, other non-current liabilities, trade and notes payable, other payables and accrued expenses and financial liabilities at fair value through profit or loss, as shown in the consolidated statement of financial position) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debts less minority interest.

During 2009 and 2008, the change in sales price of the Group's primary products has adversely impacted profitability and net operating cash flows of the Group. The Group has entered into additional bank borrowings in order to ensure sufficient operating cash flows. The gearing ratio as of December 31, 2009 is as follows:

	2009	2008

Total borrowings and other liabilities	78,297,679	75,351,457
Less: restricted cash, time deposits and cash and
cash equivalents	(7,858,760)	(16,297,379)

Net debts	70,438,919	59,054,078

Total equity	55,581,157	60,181,430
Add: net debts	70,438,919	59,054,078
Less: minority interest	(5,180,419)	(5,198,340)

Total capital attributable to equity holders of
the Company	120,839,657	114,037,168

Gearing ratio	58%	52%

The increase in the gearing ratio during 2009 primarily due to decrease of bank balances and cash as a result of the aforementioned adverse impact on profitability and cash flow of the Group.

4.	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Critical estimates and assumptions that have a significant risk of causing a material impact on the carrying amount of assets and liabilities within the next financial year are discussed below:

(a)	Property, plant and equipment - recoverable amount

In accordance with the Group's accounting policy (Note 2.10), each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of recoverable amount is performed and an impairment loss recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value-in-use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, and its eventual disposal.

Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the statement of comprehensive income.

(b)	Estimated impairment of inventories - net realizable value

In accordance with the Group's accounting policy (Note 2.12), the Group's management tests whether inventory suffered any impairment based on estimates of the net realizable value of the inventory. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate its net realizable value. For inventories held for executed sales contracts, the management estimates net realizable value based on the contracted price; for other inventories, the management estimates realizable future price based on the actual prices during the period from the balance sheet date to the date these financial statements were approved for issue by the Board of Directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, the management has established a model in estimating the net realized value at which the inventories can be realized in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the balance sheet date which reflect conditions that existed as at the balance sheet date.

It is reasonably possible that if there is a significant change in circumstances, outcomes within the next financial year would be significantly affected including the Group's business and the external environment.

(c)	Goodwill - recoverable amount

In accordance with the Group's accounting policy (Note 2.8(a)), goodwill is allocated to the Group's operating segment as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually by preparing a formal estimate of the recoverable amount. The recoverable amount is estimated as the value in use of the operating segment.

Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment apply to goodwill.

(d)	Income tax

The Group estimates its income tax provision and deferred income taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred income tax assets, the Group has assessed the likelihood that the deferred income tax assets could be recovered. Major deferred income tax assets relate to deductible tax losses and provision for impairment of receivables and accruals of expenses not yet deductible for tax purposes. Due to the effects of these temporary differences on income tax, the Group has recorded deferred income tax assets amounting to approximately RMB1,818 million as at December 31, 2009 (2008: approximately RMB882 million). Deferred income tax assets are recognized based on the Group's estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary which would impact the Group's results or financial position.

5.	Business combinations under common control

On October 29, 2009, the Company acquired 100% equity interest of the following companies/business from Zhongzhou Aluminum Factory and Zhongzhou Aluminum Factory Labour Services Company Limited, companies registered in Henan province in the PRC and subsidiaries of Aluminum Corporation of China ("Chinalco"), the Company's immediate and ultimate holding company, for total cash consideration of RMB35 million. Pursuant to the terms set out in the acquisition agreements, the original shareholders of these companies/business are entitled to any profit or loss generated by the entities acquired between the agreed-upon valuation dates, March 31, 2009 and October 29, 2009. In this connection, the Company is required to pay an additional RMB2 million to the original shareholders. The acquired companies/business are:

Name of acquiree	Principal activities

Henan Zhongzhou Aluminum Construction Company Ltd	Provision of construction and engineering services for
("Zhongzhou Construction") [Chinese Characters]	mining industry
Jiaozuo Hongrui Chemical Company Ltd	Supply of chemical products and accessory supplies for the
[Chinese Characters]	mining industry
Henan Xincheng Construction Supervisory	Provision of management services for construction
Services Company Ltd ("Xincheng Construction")	projects work
[Chinese Characters]
Limestone mine business of Zhongzhou Aluminum Fengying	Supply of limestone products
Company Ltd. [Chinese Characters]

As both the Company and all the above acquired companies/business are under the common control of Chinalco immediately before and after the acquisitions, these transactions were accounted for as common control business combinations, using merger accounting for all periods presented herein as if the merger had been consummated since the inception of common control. For the period between January 1, 2009 and October 29, 2009, revenue and net profit contributed by the aforementioned companies/business amounted to RMB96 million and RMB3 million, respectively.

In accordance with the requirements under merger accounting, the consolidated statement of financial position and the statement of comprehensive income for the year ended December 31, 2008 and the consolidated statement of financial position as of January 1, 2008 are presented on an "as if" consolidated basis as follows:

For the year ended December 31, 2008

		Acquired
		companies/
		business
		under
	Before	common	Consolidation	As if
	acquisition	control	adjustments	consolidated

Revenues	76,725,941	289,269	(287,063)	76,728,147
Profit for the year	158,372	22,063	(11,806)	168,629
Total current assets	42,486,987	138,936	(68,928)	42,556,995
Total non-current assets	93,040,532	50,952	(36,327)	93,055,157
Total current liabilities	38,522,073	148,188	(48,163)	38,622,098
Total non-current liabilities	36,808,624	-	-	36,808,624
Total equity	60,196,822	41,700	(57,092)	60,181,430

As of January 1, 2008 (Note 2.2)

		Acquired
		companies/
		business
		under
	Before	common	Consolidation	As if
	acquisition	control	adjustments	consolidated

Total current assets	30,274,879	135,209	(78,141)	30,331,947
Total non-current assets	75,573,189	29,639	(8,303)	75,594,525
Total current liabilities	23,542,249	125,809	(21,756)	23,646,302
Total non-current liabilities	17,812,612	-	-	17,812,612
Total equity	64,493,207	39,039	(64,688)	64,467,558

On May 30, 2008, the Company acquired the following six companies from Chinalco and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous") (an entity controlled by Chinalco) for total cash consideration of RMB4,175 million. On October 1, 2008, the Company also acquired the aluminum alloy business from Pingguo Aluminum Company (an entity controlled by Chinalco) ("Aluminum alloy business of Pingguo Aluminum") for cash consideration of RMB96 million. Pursuant to the relevant acquisition agreements, the original shareholders of these companies/business are entitled to any profit or loss generated by the entities acquired between the agreed-upon valuation dates and respective effective acquisition dates. In this connection, the Company is required to pay to and receive from original shareholders of these companies/businesses an additional RMB6 million and RMB27 million for six entities and one business, respectively. All these entities are incorporated and operated in the PRC and their details are as follows:

		Entity interest
Name of acquiree	Principal activities	acquired

Lanzhou Liancheng Longxing Aluminum Company Limited	Manufacture and distribution of primary aluminum	100%
("Longxing Aluminum") [Chinese Characters]
Huaxi Aluminum Company Limited ("Huaxi Aluminum")	Manufacture and distribution of aluminum	56.86%
[Chinese Characters]	fabrication products
Chalco Ruimin Company Limited ("Chalco Ruimin")	Manufacture and distribution of aluminum	75%
[Chinese Characters]	fabrication products
Chalco Southwest Aluminum Cold Rolling	Manufacture and distribution of aluminum	100%
Company Limited ("Chalco Southwest Aluminum Cold Rolling")	fabrication products
[Chinese Characters]
Chalco Southwest Aluminum Company Limited	Manufacture and distribution of aluminum	60%
("Chalco Southwest Aluminum") [Chinese Characters]	fabrication products
Chalco Henan Aluminum Company Limited ("Henan Aluminum")	Manufacture and distribution of aluminum	84.02%
[Chinese Characters]	fabrication products
Aluminum alloy business of Pingguo Aluminum Company Limited	Manufacture and distribution of aluminum alloy rods	100%
[Chinese Characters]

As both the Company and all the above acquired companies/business are under the common control of Chinalco before and after the acquisitions, these transactions were accounted for as common control business combinations, using merger accounting for all periods presented herein.

The English names of these companies/business represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

6.	Intangible assets

Group

			Computer
			software
	Goodwill	Mining rights	and others	Total

As of January 1, 2008 (Notes 5 and 2.2)
Cost	2,330,945	405,510	56,728	2,793,183
Accumulated amortization	-	(97,439)	(6,891)	(104,330)

Net book amount	2,330,945	308,071	49,837	2,688,853

Year ended December 31, 2008
Opening net book amount	2,330,945	308,071	49,837	2,688,853
Acquisition of a subsidiary	31,790	-	1,363	33,153
Additions	-	249,524	69,486	319,010
Amortization	-	(25,115)	(27,832)	(52,947)

Closing net book amount	2,362,735	532,480	92,854	2,988,069

As of December 31, 2008 (Note 5)
Cost	2,362,735	655,034	128,381	3,146,150
Accumulated amortization	-	(122,554)	(35,527)	(158,081)

Net book amount	2,362,735	532,480	92,854	2,988,069

Year ended December 31, 2009
Opening net book amount	2,362,735	532,480	92,854	2,988,069
Additions	-	92,166	35,231	127,397
Amortization	-	(45,740)	(20,251)	(65,991)

Closing net book amount	2,362,735	578,906	107,834	3,049,475

As of December 31, 2009
Cost	2,362,735	741,292	163,612	3,267,639
Accumulated amortization	-	(162,386)	(55,778)	(218,164)

Net book amount	2,362,735	578,906	107,834	3,049,475

For the year ended December 31, 2009, amortization expense recognized in the consolidated statement of comprehensive income is analyzed as follows:

For the year ended December 31,

	2009	2008

Cost of sales	43,486	37,862
General and administrative expenses	22,505	15,085

	65,991	52,947

Company

			Computer
			software
	Goodwill	Mining rights	and others	Total

As of January 1, 2008 (Note 2.2)
Cost	2,330,945	405,510	41,101	2,777,556
Accumulated amortization	-	(97,439)	(3,393)	(100,832)

Net book amount	2,330,945	308,071	37,708	2,676,724

Year ended December 31, 2008
Opening net book amount	2,330,945	308,071	37,708	2,676,724
Transformation from/(to) subsidiaries
to/(from) branches, net	-	(40,078)	2,695	(37,383)
Additions	-	128,652	66,179	194,831
Amortization	-	(14,389)	(23,510)	(37,899)

Closing net book amount	2,330,945	382,256	83,072	2,796,273

As of December 31, 2008
Cost	2,330,945	479,133	112,712	2,922,790
Accumulated amortization	-	(96,877)	(29,640)	(126,517)

Net book amount	2,330,945	382,256	83,072	2,796,273

Year ended December 31, 2009
Opening net book amount	2,330,945	382,256	83,072	2,796,273
Additions	-	12,838	26,407	39,245
Amortization	-	(24,145)	(18,629)	(42,774)

Closing net book amount	2,330,945	370,949	90,850	2,792,744

As of December 31, 2009
Cost	2,330,945	491,971	139,119	2,962,035
Accumulated amortization	-	(121,022)	(48,269)	(169,291)

Net book amount	2,330,945	370,949	90,850	2,792,744

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units ("CGUs") and groups of CGUs identified according to operating segments. A segment level summary of goodwill allocation is presented below:

December 31, 2009	December 31, 2008	January 1, 2008

		Primary		Primary		Primary
	Alumina	aluminum	Alumina	aluminum	Alumina	aluminum

Qinghai Branch	-	217,267	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259	-	1,924,259
Jiaozuo Wanfang Power Co., Ltd.
("Wanfang Power")	-	31,790	-	31,790	-	-

	189,419	2,173,316	189,419	2,173,316	189,419	2,141,526

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rates which not exceeding the long-term average growth rates for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and its expectations on market development. Futher, management adopts a pre-tax rate of 10.50% (2008: 10.65%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analyzing recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as of December 31, 2009 (2008: nil).

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or an increase in the recoverable amount of 10.06% and 12.77% respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in an increase or a decrease in the recoverable amount of 9.30% and 7.34% respectively.

7.	Property, plant and equipment

Group

		Plant and	Transportation	Office and	Construction-
	Buildings	machinery	facilities	other equipment	in-progress	Total

As of January 1, 2008 (Notes 5 and 2.2)
Cost	25,011,662	59,798,939	3,139,345	703,050	13,032,980	101,685,976
Accumulated depreciation and impairment	(7,028,369)	(23,711,179)	(1,339,718)	(295,027)	(20,244)	(32,394,537)

Net book amount	17,983,293	36,087,760	1,799,627	408,023	13,012,736	69,291,439

Year ended December 31, 2008
Opening net book amount	17,983,293	36,087,760	1,799,627	408,023	13,012,736	69,291,439
Transfers/reclassifications	2,531,133	8,633,962	(25,279)	(95,686)	(11,044,130)	-
Acquisition of subsidiaries	709,384	1,989,700	22,548	23,492	60,058	2,805,182
Additions	37,625	341,724	30,502	13,065	18,822,045	19,244,961
Depreciation	(882,707)	(4,108,481)	(213,708)	(63,902)	-	(5,268,798)
Impairment loss (Note)	-	(1,334)	-	-	-	(1,334)
Disposals	(18,517)	(57,007)	(5,474)	(1,426)	-	(82,424)

Closing net book amount	20,360,211	42,886,324	1,608,216	283,566	20,850,709	85,989,026

As of December 31, 2008 (Note 5)
Cost	28,503,020	71,116,046	3,051,914	580,191	20,870,953	124,122,124
Accumulated depreciation and impairment	(8,142,809)	(28,229,722)	(1,443,698)	(296,625)	(20,244)	(38,133,098)

Net book amount	20,360,211	42,886,324	1,608,216	283,566	20,850,709	85,989,026

Year ended December 31, 2009
Opening net book amount	20,360,211	42,886,324	1,608,216	283,566	20,850,709	85,989,026
Transfers/reclassifications	2,786,508	8,259,495	172,847	296	(11,219,146)	-
Additions	61,240	218,242	2,219	6,259	10,009,517	10,297,477
Depreciation	(1,060,987)	(4,565,604)	(241,323)	(67,870)	-	(5,935,784)
Impairment loss (Note)	(144,150)	(315,703)	(4,014)	(341)	(159,583)	(623,791)
Disposals	(13,820)	(30,572)	(706)	(444)	(20,305)	(65,847)

Closing net book amount	21,989,002	46,452,182	1,537,239	221,466	19,461,192	89,661,081

As of December 31, 2009
Cost	31,325,327	78,965,256	3,203,745	562,745	19,637,651	133,694,724
Accumulated depreciation and impairment	(9,336,325)	(32,513,074)	(1,666,506)	(341,279)	(176,459)	(44,033,643)

Net book amount	21,989,002	46,452,182	1,537,239	221,466	19,461,192	89,661,081

Company

		Plant and	Transportation	Office and	Construction-
	Buildings	machinery	facilities	other equipment	in-progress	Total

As of January 1, 2008 (Note 2.2)
Cost	18,363,831	43,530,611	2,763,587	479,763	7,529,391	72,667,183
Accumulated depreciation and impairment	(5,864,998)	(19,702,266)	(1,202,749)	(197,297)	(20,244)	(26,987,554)

Net book amount	12,498,833	23,828,345	1,560,838	282,466	7,509,147	45,679,629

Year ended December 31, 2008
Opening net book amount	12,498,833	23,828,345	1,560,838	282,466	7,509,147	45,679,629
Transfers/reclassifications	1,887,706	6,291,858	(50,539)	(52,134)	(8,076,891)	-
Additions	381	19,560	10,171	4,433	9,353,005	9,387,550
Transformation from/(to) subsidiaries
to/(from) branches, net	510,437	869,176	(28,908)	3,306	2,488,856	3,842,867
Depreciation	(642,371)	(2,765,330)	(168,404)	(43,672)	-	(3,619,777)
Disposals	(12,335)	(47,356)	(459)	(222)	-	(60,372)

Closing net book amount	14,242,651	28,196,253	1,322,699	194,177	11,274,117	55,229,897

As of December 31, 2008
Cost	20,990,377	50,731,886	2,595,764	414,899	11,294,361	86,027,287
Accumulated depreciation and impairment	(6,747,726)	(22,535,633)	(1,273,065)	(220,722)	(20,244)	(30,797,390)

Net book amount	14,242,651	28,196,253	1,322,699	194,177	11,274,117	55,229,897

Year ended December 31, 2009
Opening net book amount	14,242,651	28,196,253	1,322,699	194,177	11,274,117	55,229,897
Transfers/reclassifications	1,318,756	5,404,954	92,472	(5,340)	(6,810,842)	-
Additions	5,304	15,073	1,132	1,919	5,337,933	5,361,361
Transformation from
subsidiaries to branches	11,463	6,844	1,913	43	-	20,263
Depreciation	(737,160)	(3,177,499)	(191,288)	(44,838)	-	(4,150,785)
Impairment loss(Note)	(144,150)	(315,703)	(4,014)	(341)	-	(464,208)
Disposals	(2,737)	(3,128)	(411)	(372)	(20,305)	(26,953)

Closing net book amount	14,694,127	30,126,794	1,222,503	145,248	9,780,903	55,969,575

As of December 31, 2009
Cost	22,311,407	55,758,343	2,662,166	388,916	9,797,778	90,918,610
Accumulated depreciation and impairment	(7,617,280)	(25,631,549)	(1,439,663)	(243,668)	(16,875)	(34,949,035)

Net book amount	14,694,127	30,126,794	1,222,503	145,248	9,780,903	55,969,575

For the year ended December 31, 2009, depreciation expense recognized in the consolidated statement of comprehensive income is analyzed as follows:

For the year ended December 31,

	2009	2008

Cost of sales	5,404,648	5,005,571
General and administrative expenses	238,174	225,903
Selling and distribution expenses	6,992	5,260

	5,649,814	5,236,734

As of December 31, 2009, the Group is in the process of applying for the ownership certificates of buildings at net book value of RMB2,268 million.

For the year ended December 31, 2009, interest expenses of RMB880 million (2008: RMB920 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalized at an annual rate of approximately 5.30% (2008: 6.77%), and were included in additions to property, plant and equipment.

As of December 31, 2009, buildings amounting to RMB7 million (2008: RMB7 million) are situated in Hong Kong.

As of December 31, 2009, the Group has pledged property, plant and equipment, amounting to RMB1,712 million (2008: RMB900 million) for bank and other loans as set out in Note 24.

In 2009, the Group started to implement operational structural adjustments and determined that certain properties, plant and equipment would be retired (including certain constructions in progress would be abandoned). Accordingly, as of December 31, 2009, the carrying amount of such property, plant and equipment amounting to RMB1,600 million (2008: RMB4 million) has been reduced to their recoverable amounts (estimated fair value less costs to sell) through recognition of an impairment loss amounting to RMB624 million (2008: RMB1 million) in the statement of comprehensive income.

8.	Land use rights and leasehold land

Details of land use rights and leasehold land are as follows:

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

In Hong Kong, held on:
Leases between 10 to 50 years	92,660	95,157	103,532	-	-	-

In the mainland of the PRC, held on:
Leases less than 10 years	16,083	16,285	42,036	12,293	16,285	42,036
Leases between 10 to 50 years	1,834,625	1,618,926	1,314,929	615,627	370,411	198,902
Leases over 50 years	179	182	184	179	182	184

	1,943,547	1,730,550	1,460,681	628,099	386,878	241,122

Group	Company

	2009	2008	2009	2008

Beginning of the year	1,730,550	1,460,681	386,878	241,122
Exchange differences	(151)	(5,954)	-	-
Additions	260,670	277,397	258,909	192,954
Transformation from a branch to
a subsidiary	-	-	-	(25,113)
Acquisition of a subsidiary	-	44,927	-	-
Amortization	(47,522)	(46,501)	(17,688)	(22,085)

End of the year	1,943,547	1,730,550	628,099	386,878

As of December 31, 2009, the Group is in the process of applying for the certificates of land use rights at net book value of RMB338 million.

For the year ended December 31, 2009, amortization expense recognized in 'general and administrative expenses' in the consolidated statement of comprehensive income.

9.	Investments in subsidiaries

Company

	December	December	January
	31, 2009	31, 2008	1, 2008

Investment, at cost:
Listed securities (Note)	223,782	223,782	-
Unlisted securities	12,702,633	11,032,612	7,099,198

	12,926,415	11,256,394	7,099,198

Market value of listed securities (Note)	3,899,030	1,030,458	-

Note:

Listed securities represent investments in Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. ("Jiaozuo Wanfang"), a company with its A shares listed on the SSE in the PRC.

The following is a list of principal subsidiaries as of December 31, 2009:

Effective equity
interest held

	Place of
	incorporation		Registered and	Business nature and scope
Name	and operation	Legal status	fully paid capital	of operations	2009	2008

Directly held:
Baotou Aluminum Co., Limited [Chinese Characters]	PRC	Limited liability company	500,000	Manufacture and distribution of primary aluminum, aluminum alloy and related fabrication products and carbon products	100%	100%
Chalco Ruimin (Note (i))	PRC	Limited liability company	1,073,244	Manufacture of aluminum, magnesium and related alloy products, export activities	90.12%	75%
Chalco Southwest Aluminum	PRC	Limited liability company	540,000	Manufacture and distribution of metal materials (excluding precious metals), sales of general machinery and equipment	60%	60%
Chalco Southwest Aluminum Cold Rolling (Note (ii))	PRC	Limited liability company	485,000	Rolling aluminum and aluminum alloy processing, development of high precision aluminum strip production technology, import and export activities on goods and technology	100%	100%
Henan Aluminum (Note (i))	PRC	Limited liability company	1,132,460	Manufacture and distribution of aluminum and alloy related products	90.03%	84.02%
Zhongzhou Construction	PRC	Limited liability company	22,700	Provision of construction and engineering services for mining industry	100%	-
Xincheng Construction	PRC	Limited liability company	3,000	Provision of management services for construction projects work	100%	-
China Aluminum International Trading Co., Ltd [Chinese Characters]	PRC	Limited liability company	200,000	Import and export activities	90.50%	90.50%
Shanxi Huasheng Aluminum Co., Ltd. [Chinese Characters]	PRC	Limited liability company	1,000,000	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products	51%	51%
Shanxi Huaze Aluminum and Power Co., Ltd. ("Shanxi Huaze") [Chinese Characters]	PRC	Limited liability company	1,500,000	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply	60%	60%
Fushun Aluminum Co., Ltd. ("Fushun Aluminum") [Chinese Characters]	PRC	Limited liability company	500,000	Aluminum smelting, manufacture and distribution of nonferrous metals	100%	100%
Zunyi Aluminum Co., Ltd. ("Zunyi Aluminum") [Chinese Characters] (Note (iii))	PRC	Limited liability company	Registered Capital 260,000 Paid-in-capital 723,840	Manufacture and distribution of primary aluminum	62.10%	61.29%
Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") [Chinese Characters] (Note(iii))	PRC	Limited liability company	Registered Capital 1,400,000 Paid-in-capital 1,036,750	Manufacture and distribution of alumina	67%	67%
Shandong Huayu Aluminum and Power Co., Ltd. [Chinese Characters]	PRC	Limited liability company	1,627,697	Manufacture and distribution of primary aluminum	55%	55%
Gansu Hualu Aluminum Co., Ltd. ("Gansu Hualu") [Chinese Characters]	PRC	Limited liability company	529,240	Manufacture and distribution of primary aluminum	51%	51%
Chalco Hong Kong Ltd. [Chinese Characters]	Hong Kong	Limited liability company	HKD 849,940,471	Oversea investments and alumina import and export activities	100%	100%
China Aluminum Mining Co., Ltd. [Chinese Characters]	PRC	Limited liability company	1,000,000	Manufacture, acquisition and distribution of bauxite mines, limestone ore, aluminum magnesium ore and related nonferrous metal products	100%	100%
Jiaozuo Wanfang [Chinese Characters] (Note (iv))	PRC	Limited liability company	480,176	Aluminum smelting, manufacture and distribution of nonferrous metals	29%	29%

The English names of subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)

In July 2009, the Company injected cash amounting to RMB200 million (2008: nil) and RMB657 million (2008: nil) into Henan Aluminum and Chalco Ruimin, respectively. Thereafter, the Group's equity interest in Henan Aluminum and Chalco Ruimin increased from 84.02% to 90.03% and from 75% to 90.12%, respectively.

(ii)	In June 2009, the Company injected cash amounting RMB435 million (2008: nil) Chalco Southwest Aluminum Cold Rolling.

(iii)

In December 2009, the Company injected cash amounting to RMB162 million (2008: nil) and RMB197 million (2008: RMB175 million) into Zunyi Aluminum and Zunyi Alumina (Note 39(c)) respectively. Thereafter, the Group's equity interest in Zunyi Aluminum increased from 61.29% to 62.10%.

(iv)	The Company exercises de-facto control over Jiaozuo Wanfang through its appointment of more than 50% of the executive directors of the Board of directors of Jiaozuo Wanfang.

10.	Investments in jointly controlled entities/associates

(a)	Investments in jointly controlled entities

Movements in investments in jointly controlled entities are as follows:

Group	Company

	2009	2008	2009	2008

Beginning of the year	701,850	636,296	718,398	654,516
Capital injections	34,001	63,882	34,001	63,882
Share of net (loss)/profit
under equity method
accounting	(50,392)	1,672	-	-
Impairment loss	-	-	(17,869)	-

End of the year	685,459	701,850	734,530	718,398

As of December 31, 2009, jointly controlled entities of the Group, all of which are unlisted, are as follows:

Effective equity
Place of	Registered and	interest held
	incorporation		Fully	Business nature and
Name	and operation	Legal status	paid capital	scope of operations	2009	2008

Shanxi Jinxin Aluminum Co., Ltd. ("Jinxin Aluminum") [Chinese Characters] (Note (i))	PRC	Limited liability company	20,000	Manufacture and distribution of primary aluminum	50%	50%

Guangxi Huayin Aluminum Co. Ltd. [Chinese Characters] (Note (ii))	PRC	Limited liability company	Registered capital 2,122,815 Paid-in-capital 2,225,850	Manufacture and distribution of alumina	33%	33%

The English names of jointly controlled entities represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	As of December 31, 2009, the Group's investments in Jinxin Aluminum have been fully written down and the Group does not have obligation to share any additional losses of Jinxin Aluminum.

(ii)

During the year ended December 31, 2009, the Company injected cash amounting to RMB34 million (2008: RMB64 million) to Guangxi Huayin Aluminum Co. Ltd. The verification of the injection is not yet completed and thus, the registered capital is not adjusted.

For the year ended December 31, 2009, the Group's shares of interests in its jointly controlled entities are as follows:

	December	December	January
	31, 2009	31, 2008	1, 2008

Assets	2,754,415	2,988,609	2,401,039
Liabilities	(2,068,955)	(2,286,759)	(1,764,743)
Revenue	771,048	610,699	-
(Loss)/profit for the year	(50,392)	1,672	-

Proportionate interests in jointly controlled
entities' capital commitments	169,652	199,650	907,802

There were no material contingent liabilities relating to the Group's interests in the jointly controlled entities and the jointly controlled entities themselves.

(b)	Investments in associates

Movements in investments in associates are as follows:

Group	Company

	2009	2008	2009	2008

Beginning of the year	104,809	553,920	105,600	323,054
Capital injection	-	30,000	-	30,000
Transformation from
associates to
subsidiaries (Note 9)	-	(461,075)	-	(247,454)
Disposal of an associate
(Note (ii))	-	-	(75,600)	-
Share of net profit under
equity method accounting	77,056	10,045	-	-
Share of reserves	15,205	-	-	-
Cash dividends declared	-	(28,081)	-	-

End of the year	197,070	104,809	30,000	105,600

As of December 31, 2009, associates of the Group, all of which are unlisted, are as follows:

Effective equity
Place of	Registered and	interest held
	incorporation		fully	Business nature and
Name	and operation	Legal status	paid capital	scope of operations	2009	2008

ABC-CA Fund Management Co., Ltd. [Chinese Characters] (Note (i))	PRC	Limited liability company	200,000	Investments	15%	15%
Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd. [Chinese Characters] [Chinese Characters] (Note (ii))	PRC	Limited liability company	252,000	Coal production	8.7%	30%
Jiaozuo Wanfang Industry Co., Ltd. [Chinese Characters] (Note (iii))	PRC	Limited liability company	10,000	Sales of construction materials and other goods	8.7%	8.7%

The English names of associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	The Company exercises significant influence over ABC-CA Fund Management Co., Ltd. through its appointment of a director into the board of directors of ABC-CA Fund Management Co., Ltd.

(ii)

On December 30, 2009, the Company transferred its entire 30% equity interest in Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd. to Jiaozuo Wanfang, a subsidiary of the Company, for cash consideration of RMB166 million. Upon completion of the transfer, the Group's effective equity interest decreased from 30% to 8.7%.

(iii)	Jiaozuo Wanfang Industry Co., Ltd. is a 30% owned associate company of Jiaozuo Wanfang, a subsidiary of the Company.

For the year ended December 31, 2009, the Group's shares of interests in its associates are as follows:

	December	December	January
	31, 2009	31, 2008	1, 2008

Assets	197,959	539,437	1,282,265
Liabilities	(121,784)	(434,628)	(728,345)
Revenue	151,067	66,016	-
Profit for the year	77,056	10,045	-

11.	Available-for-sale financial assets

Group	Company

	2009	2008	2009	2008

Beginning of the year	38,214	39,613	7,000	7,000
Additions	20,000	-	-	-
Acquisition of subsidiaries	-	10,100	-	-
Disposals	(283)	-	-	-
Fair value changes	(1,618)	(11,499)	-	-

End of the year	56,313	38,214	7,000	7,000

As of December 31, 2009, all available-for-sale financial assets are denominated in RMB (2008: all in RMB). Except for equity securities with market value amounting to RMB1 million (2008: RMB3 million), which are listed securities in the PRC, all others are unlisted equity securities in the PRC.

12.	Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same tax authority. As of December 31, 2009, the analysis of deferred income tax assets and deferred income tax liabilities is as follows:

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Deferred income tax assets:
- Deferred income tax assets
to be recovered after
more than 12 months	767,915	389,961	361,920	615,996	215,740	167,401
- Deferred income tax
assets to be recovered
within 12 months	879,325	327,575	215,307	583,098	134,596	106,469

	1,647,240	717,536	577,227	1,199,094	350,336	273,870

Deferred income tax
liabilities:
- Deferred income tax
liabilities to be settled
after more than
12 months	31,600	48,363	160,183	-	-	138,164
- Deferred income tax
liabilities to be settled
within 12 months	2,935	5,405	12,277	-	-	8,980

	34,535	53,768	172,460	-	-	147,144

	1,612,705	663,768	404,767	1,199,094	350,336	126,726

The movements in deferred income tax are as follows:

Group	Company

	2009	2008	2009	2008

Beginning of the year	663,768	404,767	350,336	126,726
Acquisitions of subsidiaries	-	(49,654)	-	-
Transformation from branches
to subsidiaries	-	-	-	(23,957)
Transformation from subsidiaries
to branches	-	-	-	71,067
Recognition in equity	244	1,725	-	-
Recognition in the
consolidated statement
of comprehensive income	948,693	306,930	848,758	176,500

End of the year	1,612,705	663,768	1,199,094	350,336

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Movements of deferred income tax assets:

Group

	Provision for			Tax deduction
	impairment	Impairment		on purchases
	of receivables	of property,		of domestically		Unrealized	Reversal of
	and	plant and	Accrued	manufactured	Deductible	profit at	asset
	inventories	equipment	expenses	equipment	tax losses	consolidation	revaluation	Others	Total

As of January 1, 2008
(Notes 5 and 2.2)	65,293	22,159	72,047	233,062	-	64,769	69,080	50,817	577,227

Acquisitions of
subsidiaries	4,146	1,352	-	-	-	-	-	-	5,498
Recognition in the
statement of
comprehensive income	160,350	(396)	(68,333)	47,235	211,845	(45,739)	(8,714)	2,542	298,790

As of December 31, 2008
(Note 5)	229,789	23,115	3,714	280,297	211,845	19,030	60,366	53,359	881,515
Recognition in the
statement of
comprehensive income	(157,436)	115,607	79,242	(220,205)	1,089,638	20,845	(6,936)	15,998	936,753

As of December 31, 2009	72,353	138,722	82,956	60,092	1,301,483	39,875	53,430	69,357	1,818,268

Company

	Provision for			Tax deduction
	impairment	Impairment		on purchases
	of receivables	of property,		of domestically		Unrealized	Reversal of
	and	plant and	Accrued	manufactured	Deductible	profit at	asset
	inventories	equipment	expenses	equipment	tax losses	consolidation	revaluation	Others	Total

As of January 1, 2008
(Note 2.2)	42,289	19,689	28,859	145,436	-	10,044	-	27,553	273,870
Transformation from
subsidiaries
to branches	8,117	-	2,189	-	-	-	60,761	-	71,067
Transformation from
branches
to subsidiaries	(322)	-	(1,621)	-	-	-	-	(22,014)	(23,957)
Recognition in the
statement of
comprehensive income	77,361	3,183	(28,390)	116,136	5,860	(10,044)	(395)	(430)	163, 281

As of December 31, 2008	127,445	22,872	1,037	261,572	5,860	-	60,366	5,109	484,261
Recognition in the
statement of
comprehensive income	(75,488)	115,608	70,910	(201,480)	939,868	-	(6,936)	16,261	858,743

As of December 31, 2009	51,957	138,480	71,947	60,092	945,728	-	53,430	21,370	1,343,004

Movements of deferred income tax liabilities:

Group

			Depreciation
		Fair value	of property,	Amortization
	Interest	changes of	plant and	of intangible
	capitalization	financial assets	equipment	assets	Others	Total

As of January 1, 2008
(Notes 5 and 2.2)	147,144	5,470	18,500	1,346	-	172,460

Acquisition of subsidiaries	-	-	-	-	55,152	55,152
Recognition in equity	-	(1,725)	-	-	-	(1,725)
Recognition in the statement
of comprehensive income	(13,914)	(3,297)	9,498	674	(1,101)	(8,140)

As of December 31, 2008
(Note 5)	133,230	448	27,998	2,020	54,051	217,747

Recognition in equity	-	(244)	-	-	-	(244)
Recognition in the statement
of comprehensive income	(5,973)	17	6,618	674	(13,276)	(11,940)

As of December 31, 2009	127,257	221	34,616	2,694	40,775	205,563

Company

			Depreciation
			of property,
	Interest		plant
	capitalization	Unrealized Loss	and equipment	Total

As of January 1, 2008 (Note 2.2)	147,144	-	-	147,144

Recognition in the statement of
comprehensive income	(13,914)	-	695	(13,219)

As of December 31, 2008	133,230	-	695	133,925

Recognition in the statement of
comprehensive income	(5,973)	16,653	(695)	9,985

As of December 31, 2009	127,257	16,653	-	143,910

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group has not recognized deferred income tax assets of RMB468 million (2008: RMB173 million) in respect of accumulated tax losses amounting to RMB1,871 million (2008: RMB693 million) that can be carried forward against future taxable income as it was not considered probable that those assets would be realized. As of December 31, 2009, the expiry profile of these tax losses are analyzed as follows:

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Expiring in
2011	16,270	16,270	16,270	-	-	-
2012	279,094	279,094	279,094	-	-	-
2013	397,956	397,956	-	-	2,903	-
2014	1,177,855	-	-	10,426	-	-

Total	1,871,175	693,320	295,364	10,426	2,903	-

13.	Other non-current assets

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Advances and deposits
to suppliers (Note)	237,555	628,525	232,000	168,000	196,000	-
Other prepayments
and receivables	163,572	156,578	114,496	80,156	58,764	85,654

	401,127	785,103	346,496	248,156	254,764	85,654

Note:

As of December 31, 2009, the remaining balance of the prepayments paid to a supplier under a 3-year contract for purchase of certain alumina products from 2008 to 2011 amounted to RMB485 million (2008: RMB784 million). RMB70 million (2008: RMB433 million) which expected to be utilized after more than 12 months was included in 'advances and deposits to suppliers' in 'other non-current assets', while the remaining portion amounting to RMB415 million (2008: RMB351 million) was included in 'other current assets' (Note 16).

At the same time this purchase contract was entered into, the Group also entered into a 3-year contract to sell these products to a customer. As of December 31, 2009, the remaining balance of the advances received from the customer amounting to RMB482 million (2008: RMB782 million), of which RMB69 million (2008: RBM432 million) which expected to be utilized after more than 12 months was included in 'other non-current liabilities' (Note 21) and RMB413 million (2008: RMB350 million) was included in 'other payables and accrued expenses' (Note 22).

14.	Inventories

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Raw materials	7,038,870	7,447,136	5,422,689	4,790,094	5,346,750	4,475,127
Work-in-progress	4,863,109	5,330,224	4,526,424	3,173,130	3,432,332	2,761,466
Finished goods	7,541,168	7,093,626	4,641,796	1,985,834	2,668,470	1,886,248
Spare parts	1,045,263	1,014,088	887,188	700,770	721,647	588,858
Packaging materials
and others	9,139	9,414	10,747	3,901	3,742	4,734

	20,497,549	20,894,488	15,488,844	10,653,729	12,172,941	9,716,433
Less: provision for
impairment of inventories	(74,322)	(984,489)	(89,743)	(67,696)	(467,223)	(61,524)

	20,423,227	19,909,999	15,399,101	10,586,033	11,705,718	9,654,909

Movements on the provision for impairment of inventories are as follows:

Group	Company

	2009	2008	2009	2008

Beginning of the year	984,489	89,743	467,223	61,524
Provision for impairment
of inventories	33,756	916,256	27,858	418,740
Transformation from subsidiaries
to branches	-	-	-	1,361
Transformation from a branch
to a subsidiary	-	-	-	(655)
Reversal upon sales of inventories	(943,923)	(21,510)	(427,385)	(13,747)

End of the year	74,322	984,489	67,696	467,223

15.	Trade and notes receivable

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Trade receivables
(Note 37(b))	1,840,813	1,741,546	1,636,581	2,157,087	4,280,686	1,541,724
Less: provision for
impairment of receivables	(423,362)	(421,862)	(437,832)	(403,065)	(403,525)	(420,115)

	1,417,451	1,319,684	1,198,749	1,754,022	3,877,161	1,121,609
Notes receivable	1,785,631	732,385	2,539,476	1,170,264	601,120	1,539,935

	3,203,082	2,052,069	3,738,225	2,924,286	4,478,281	2,661,544

As of December 31, 2009, except for trade and notes receivable of the Group amounting to RMB739 million (2008: RMB202 million) and RMB6 million (2008: RMB1 million) were denominated in USD and EUR respectively, all other trade and notes receivable were denominated in RMB. All trade and notes receivable of the Company were denominated in RMB (2008: all).

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large and long-established customers, subject to negotiation, generally a credit period from 3 to 12 months may be granted. The credit terms for sales to certain subsidiaries of Chinalco are receivable on demand. As of December 31, 2009, the ageing analysis of trade and notes receivable is as follows:

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Within 1 year	3,062,131	1,980,021	3,670,854	2,682,250	4,355,693	2,527,641
Between 1 and 2 years	89,570	34,056	32,276	133,237	21,330	35,379
Between 2 and 3 years	27,595	18,116	15,399	17,599	11,031	9,755
Over 3 years	447,148	441,738	457,528	494,265	493,752	508,884

	3,626,444	2,473,931	4,176,057	3,327,351	4,881,806	3,081,659

The credit quality of trade and notes receivable that are neither past due nor impaired is assessed by reference to the counterparty's default history. As of December 31, 2009, there is no history of default for these customers above.

Trade and notes receivable that are past due less than one year are not considered impaired. As of December 31, 2009, trade and notes receivable of RMB131 million (2008: RMB31 million) of the Group and RMB26 million (2008: RMB21 million) of the Company were past due but not impaired. These receivables relate to a number of individual customers for whom there is no recent history of default. The ageing analysis of these trade and notes receivable is as follows:

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Within 1 year	25,478	14,340	29,450	6,203	9,742	28,771
Between 1 and 2 years	78,040	2,474	3,610	9,702	1,222	3,102
Between 2 and 3 years	11,597	2,397	3,879	2,393	1,838	3,704
Over 3 years	15,868	11,572	6,342	7,976	8,031	3,546

	130,983	30,783	43,281	26,274	20,833	39,123

As of December 31, 2009, trade and notes receivable of RMB447 million (2008: RMB438 million) of the Group and RMB422 million (2008: RMB414 million) of the Company were substantially impaired and a provision of RMB423 million (2008: RMB422 million) and RMB403 million (2008: 404 million) was made, respectively. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations. However, it was assessed that a small portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Between 2 and 3 years	15,998	11,483	9,053	13,111	3,982	1,584
Over 3 years	431,280	427,006	439,815	409,010	409,527	418,857

	447,278	438,489	448,868	422,121	413,509	420,441

Movements on the provision for impairment of trade and notes receivable are as follows:

Group	Company

	2009	2008	2009	2008

Beginning of the year	421,862	437,832	403,525	420,115
Provision for impairment
of receivables	20,690	5,533	18,700	2,311
Written off	(13,248)	(13,674)	(13,239)	(13,725)
Reversal	(5,942)	(7,829)	(5,921)	(5,176)

End of the year	423,362	421,862	403,065	403,525

16.	Other current assets

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Advances and deposits
to suppliers (Note 13)	395,457	548,637	52,489	23,170	7,690	6,280
Advances to employees	33,822	38,702	41,561	17,106	18,563	19,516
Value-added tax recoverable	1,587,023	738,703	138,438	195,350	125,131	30,067
Export tax refund receivable	89,073	62,385	43,565	-	-	2,012
Dividends receivable	-	-	-	141,651	141,651	4,656
Receivables from sales
of non-core businesses	117,515	119,968	141,385	100,320	95,195	127,830
Deposits for investments
projects (Note)	255,054	255,054	5,054	255,054	255,054	5,054
Loans and receivables from
related parties (Note 37(b))	64,912	82,460	141,540	2,576,029	2,223,292	1,406,646
Other receivables	551,648	432,495	297,876	366,686	173,650	106,276

	3,094,504	2,278,404	861,908	3,675,366	3,040,226	1,708,337

Less: provision for
impairment of
other receivables	(221,332)	(224,544)	(275,665)	(211,916)	(215,539)	(240,996)

Total other receivables, net	2,873,172	2,053,860	586,243	3,463,450	2,824,687	1,467,341
Prepaid income tax	291,507	748,668	-	218,933	615,907	-
Prepayments for purchases
(Note 37(b))	1,684,065	1,437,156	1,543,834	403,940	296,196	436,478

Total other current
assets, net	4,848,744	4,239,684	2,130,077	4,086,323	3,736,790	1,903,819

Note:

Deposits for investments projects mainly represent a deposit amounting to RMB250 million (2008: RMB250 million) paid to Significant Project Management of Fushun State-owned Asset Company for the proposed acquisition of certain assets of Fushun Power Plant and certain related assets of other companies. As the proposed acquisition did not implement according to the agreed framework agreement, the entire deposit was refunded in February 2010.

As of December 31, 2009, except for other current assets of the Group amounting to RMB273 million (2008: RMB231 million), RMB0.5 million (2008: RMB0.7 million) and RMB0.5 million (2008: RMB9 million) were denominated in USD, HKD and AUD respectively, all other current assets were denominated in RMB. All other current assets of the Company were denominated in RMB (2008: all).

As of December 31, 2009, the ageing analysis of other current assets is as follows:

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Within 1 year	2,665,489	1,945,247	477,380	1,949,374	1,866,701	1,386,436
Between 1 and 2 years	123,717	25,873	29,318	616,434	901,033	29,629
Between 2 and 3 years	17,574	11,472	20,878	846,501	8,262	14,419
Over 3 years	287,724	295,812	334,332	263,057	264,230	277,853

	3,094,504	2,278,404	861,908	3,675,366	3,040,226	1,708,337

The credit quality of other receivables that are neither past due nor impaired is assessed by reference to the counterparty's default history.

Other receivables that are past due less than one year are generally not considered impaired. As of December 31, 2009, other receivables of RMB72 million (2008: RMB53 million) of the Group and RMB28 million (2008: RMB48 million) of the Company were past due but not impaired. The credit terms of these receivables were repayment on demand. The ageing analysis of these other receivables is as follows:

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Within 1 year	18,727	6,311	22,772	1,270	4,773	22,767
Between 1 and 2 years	14,758	8,613	22,445	3,652	8,555	15,321
Between 2 and 3 years	9,182	6,095	6,000	6,307	6,090	5,960
Over 3 years	29,362	31,628	33,638	17,087	28,530	30,293

	72,029	52,647	84,855	28,316	47,948	74,341

As of December 31, 2009, other receivables of RMB265 million (2008: RMB251 million) of the Group and RMB239 million (2008: RMB223 million) of the Company were impaired and a provision of RMB221 million (2008: RMB225 million) and RMB212 million (2008: 216 million) was made, respectively. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Between 2 and 3 years	7,033	2,632	2,630	6,568	1,551	3,146
Over 3 years	258,363	248,665	248,665	232,269	221,591	238,026

	265,395	251,297	251,295	238,837	223,142	241,172

Movements on the provision for impairment of other receivables are as follows:

Group	Company

	2009	2008	2009	2008

As of January 1	224,544	275,665	215,539	240,996
Provision for impairment
of other receivables	844	4,746	164	31,719
Receivables written off	(2,004)	(25,721)	(1,958)	(25,740)
Reversal	(2,052)	(30,146)	(1,829)	(19,379)
Transformation from a branch
to a subsidiary	-	-	-	(12,057)

As of December 31	221,332	224,544	211,916	215,539

17.	Bank balance and cash

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Restricted cash	365,409	242,753	133,540	31,418	-	-
Time deposits	91,941	70,703	96,054	-	-	-
Cash and cash equivalents
Cash at bank and other
financial institutions
and on hand	7,401,410	15,983,923	8,826,847	4,350,873	7,030,857	5,121,705

	7,858,760	16,297,379	9,056,441	4,382,291	7,030,857	5,121,705

As of December 31, 2009, the annual effective interest rate of the above time deposits was 5.00% (2008: 7.60%) with average maturity of one year (2008: one year). Restricted cash mainly represented deposits held for issued notes payable (Note 23).

As of December 31, 2009, bank balances and cash on hand of the Group and of the Company were denominated in the following currencies.

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

RMB	7,540,715	15,831,988	8,735,573	4,382,291	7,027,974	5,118,042
USD	103,754	190,679	52,739	-	-	-
HKD	46,822	46,416	128,283	-	-	-
EUR	2,380	9,891	32,406	-	-	-
AUD	165,089	218,405	107,440	-	2,883	3,663

	7,858,760	16,297,379	9,056,441	4,382,291	7,030,857	5,121,705

18.	Share capital

Company

	December	December	January
	31, 2009	31, 2008	1, 2008

A shares	9,580,521,924	9,580,521,924	9,580,521,924
H shares	3,943,965,968	3,943,965,968	3,943,965,968

	13,524,487,892	13,524,487,892	13,524,487,892

As of December 31, 2009 and 2008, all issued shares are registered and fully paid. Both A shares and H shares rank pari passu to each other.

Of the total issued A shares, the trading of the 5,649,217,045 A shares (2008: 5,649,217,045 A shares) held by Chinalco and its subsidiaries are subject to the Trading Moratorium and the Terms of the Trading Moratorium. Accordingly, these shares can only be traded after a lock-up period of 3-years, expiries no later than January 4, 2011.

19.	Reserves

Company

			Statutory
	Share	Other capital	surplus	Special	Retained
	premium	reserves	reserve	reserve	earnings	Total
	(Note (i))	(Note (ii))	(Note (iii))	(Note (iv))

As of January 1, 2008	15,213,252	310,824	5,719,084	-	21,385,027	42,628,187
Reversal of over-provision of
share issuance expenses	28,000	-	-	-	-	28,000
Transformation from
subsidiaries to branches	(848,577)	-	-	-	139,806	(708,771)
Release of government
grants payable	-	88,000	-	-	-	88,000
Profit for the year	-	-	-	-	641,072	641,072
Appropriation for reserves	-	-	80,148	18,061	(98,209)	-
Deregistration of a subsidiary	-	-	-	-	87,803	87,803
Dividends paid	-	-	-	-	(1,420,071)	(1,420,071)

As of December 31, 2008	14,392,675	398,824	5,799,232	18,061	20,735,428	41,344,220

Loss for the year	-	-	-	-	(3,529,289)	(3,529,289)
Increase of other reserve	-	-	-	8,229	-	8,229
Release of government
grants payable	-	1,400	-	-	-	1,400
Transformation from
subsidiaries to branches	(1,891)	-	-	-	-	(1,891)

As of December 31, 2009	14,390,784	400,224	5,799,232	26,290	17,206,139	37,822,669

Notes:

(i)	Share premium

Included in share premium are reserves resulting from acquisitions of common control entities. As of December 31, 2008, certain investments in subsidiaries acquired which were under the common control of the Company's parent prior to their acquisition by the Company, were stated at the Company's share of the carrying values of their net assets at the time of their acquisitions. The difference between the consideration paid by the Company and the book value of their net assets at the time of acquisition was included in the reserve. In 2009, the Company has reclassified this reserve from 'share premium' to 'investment costs' in order to conform with IFRS.

(ii)	Other capital reserves

Other capital reserves mainly represent national debt fund reserve granted to certain branches of the Company by the Ministry of Finance of the PRC ("MOF") to support various qualified technical projects of the Group. Pursuant to the relevant MOF documents, these funds were accounted for as a capital injection into the Company by Chinalco, and therefore can only be used to increase Chinalco's shares in the Company after all necessary share increase conditions are satisfied. These funds are regarded as capital reserve solely attributable to Chinalco before the relevant share increase conditions are met. During the year ended December 31, 2009, no reserves were used to increase Chinalco's shares in the Company (2008: nil).

(iii)	Statutory surplus reserve

Pursuant to the Company Law of the PRC, articles of association and board resolutions of the Company, the Company provides 10% from its net profit for the year determined in accordance with China Accounting Standards for the statutory surplus reserve until the balance of this reserve reaches 50% of the paid-up share capital. Statutory surplus reserve can be used to reduce any losses incurred or to increase share capital of the Company. Statutory surplus reserve balance should not fall below 25% of the registered capital after any such shares issuance.

(iv)	Special reserve

Special reserve represents funds set aside for the purpose of certain safety production activities. Pursuant to certain regulations issued by the State Administration of Work Safety of the PRC, the Group is required to set aside funds mainly for mining of bauxite and coal, coal gas production and construction service activities at prescribed rates. These funds can be used for maintenance and/or improvements of safety of these activities, and is not available for distribution to shareholders.

20.	Borrowings

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Long-term borrowings
Bank and
other loans (Note (a))
- Secured (Note 24)	798,627	665,819	862,590	-	-	-
- Guaranteed (Note (e))	4,250,715	5,720,408	7,460,223	92,354	353,922	1,699,292
- Unsecured	23,676,379	20,732,972	9,634,123	14,965,880	13,555,882	5,145,000

	28,725,721	27,119,199	17,956,936	15,058,234	13,909,804	6,844,292
Medium-term notes and
long-term bonds,
unsecured (Note (b))	11,905,233	11,873,083	1,979,683	11,905,233	11,873,083	1,979,683

Total long-term borrowings	40,630,954	38,992,282	19,936,619	26,963,467	25,782,887	8,823,975
Current portion of
long-term borrowings	(2,826,472)	(2,949,730)	(2,477,022)	(431,966)	(1,149,422)	(1,549,9 38)

Non-current portion of
long term- borrowings	37,804,482	36,042,552	17,459,597	26,531,501	24,633,465	7,274,037

Estimated fair value of total
long-term borrowings	40,785,144	39,610,761	19,791,619	27,115,070	25,539,134	8,686,842

Short-term borrowings
Bank loans (Note (c))
- Secured (Note 24)	645,000	260,000	22,615	-	-	-
- Guaranteed (Note (e))	880,000	1,591,000	2,005,000	-	-	-
- Unsecured	21,468,285	12,337,202	3,790,440	10,800,000	4,537,000	-

	22,993,285	14,188,202	5,818,055	10,800,000	4,537,000	-
Short-term bonds,
unsecured (Note (d))	-	5,152,283	3,051,471	-	5,152,283	3,051,471

	22,993,285	19,340,485	8,869,526	10,800,000	9,689,283	3,051,471
Current portion of
long-term borrowings	2,826,472	2,949,730	2,477,022	431,966	1,149,422	1,549,938

Total short-term borrowings
and current portion of
long-term borrowings	25,819,757	22,290,215	11,346,548	11,231,966	10,838,705	4,601,409

As of December 31, 2009, except for borrowings of the Group amounting to RMB49 million (2008: RMB53 million) and RMB299 million (2008: RMB348 million) were denominated in JPY and USD respectively, all other borrowings were demoniminated in RMB. All borrowings of the Company were denominated in RMB (2008: all).

Notes:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans of the Group are set out below:

Bank and other financial instituion loans	Other loans

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Within 1 year	2,775,641	2,908,374	2,452,600	50,831	41,356	24,422
Between 1 and 2 years	5,891,327	3,393,820	2,905,974	18,210	18,279	13,453
Between 2 and 5 years	13,861,595	13,204,281	5,766,400	54,629	54,837	40,359
Over 5 years	5,999,298	7,399,102	6,594,877	74,190	99,150	158,851

	28,527,861	26,905,577	17,719,851	197,860	213,622	237,085

Wholly repayable
within 5 years	21,958,438	18,405,555	9,963,400	-	-	-

(ii)	The maturity of long-term bank and other loans of the Company are set out below:

Bank and other financial instituion loans	Other loans

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Within 1 year	384,000	1,111,000	1,549,938	47,966	38,422	-
Between 1 and 2 years	3,108,000	866,000	1,051,969	15,345	15,345	-
Between 2 and 5 years	8,670,500	7,471,000	1,893,908	46,034	46,034	-
Over 5 years	2,746,500	4,301,000	2,348,477	39,889	61,003	-

	14,909,000	13,749,000	6,844,292	149,234	160,804	-

Wholly repayable within 5 years	11,867,000	9,142,000	4,430,000	-	-	-

(iii)	The weighted average annual interest rates of long-term bank and other loans for the year ended December 31, 2009 and 2008 are 5.28% and 6.71%, respectively.

(b)	Medium-term notes and long-term bonds

In June 2007, the Company issued long-term bonds with a total face value of RMB2 billion at par (face value of RMB100.00 per unit) with 10-year terms for capital expenditure purposes. The fixed annual coupon and effective interest rates of these bonds are 4.50% and 4.64%, respectively.

In June 2008, the Company issued medium-term notes with a total face value of RMB5 billion at par (face value of RMB100.00 per unit) with 3-year terms for operating cash flows and bank loans re-financing. The fixed annual coupon and effective interest rates of these notes are 5.30% and 5.62%, respectively.

In October 2008, the Company issued medium-term notes with a total face value of RMB5 billion at par (face value of RMB100.00 per unit) with 5-year terms for operating cash flows and bank loans re-financing. The fixed annual coupon and effective interest rates of these notes are 4.58% and 4.92%, respectively.

(c)	Short-term bank loans

The weighted average annual interest rates of short-term bank loans for the year ended December 31, 2009 and 2008 are 4.96% and 6.54%, respectively.

(d)	Short-term bonds

In February 2008, the Company issued short-term bonds with a total face value of RMB2 billion at par (face value of RMB100.00 per unit) with 1-year terms for working capital purposes. The fixed annual coupon and effective interest rates of these bonds were 4.99% and 5.40%, respectively. These short-term bonds matured and were fully redeemed in February 2009.

In July 2008, the Company issued short-term bonds with a total face value of RMB3 billion at par (face value of RMB100.00 per unit) with 1-year terms for working capital purposes. The fixed annual coupon and effective interest rates of these bonds were 4.83% and 5.25%, respectively. These short-term bonds matured and were fully redeemed in July 2009.

(e)	Guaranteed long-term and short-term bank and other loans

Details of long-term and short-term bank and other loans in which the Group received guarantees from related parties are set out as follows:

Guarantors	Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Long-term loans
Chinalco [Chinese Characters]	2,315,760	2,902,228	2,640,058	-	250,000	300,000
Shanxi Zhangze Electric Power Co., Ltd.
[Chinese Characters](Note (ii))	400,000	780,000	780,000	-	-	-
Luoyang Economic Investment Co., Ltd.
("Luoyang Economic")
[Chinese Characters](Note (ii))	101,111	115,738	122,153	-	-	-
Lanzhou Aluminum Factory
[Chinese Characters](Note (i))	92,354	103,922	1,399,292	92,354	103,922	1,399,292
Yichuan Power Industrial Group Company
("Yichuan Power")
[Chinese Characters]
(Note (ii))	70,115	76,380	76,380	-	-	-
Jiaozuo Wanfang Group Co., Ltd.
[Chinese Characters](Note (ii))
and Henan Tire Group Co., Ltd.	-	66,800	-	-	-	-
Luoyang Longquan Aluminum Products
Co., Ltd. [Chinese Characters]
(Note (ii))	57,000	57,000	57,000	-	-	-
China Nonferrous [Chinese Characters]
(Note (iii))	44,375	48,340	48,340	-	-	-
Baotou Aluminum (Group) Co., Ltd. ("Baotou Group")
[Chinese Characters] (Note (i))	-	250,000	250,000	-	-	-
Henan Tire Group Co., Ltd.
[Chinese Characters]	-	150,000	-	-	-	-
The Company	1,170,000	1,170,000	2,087,000	-	-	-

	4,250,715	5,720,408	7,460,223	92,354	353,922	1,699,292

Short-term loans
Chinalco	180,000	633,000	850,000	-	-	-
Baotou Group (Note (i))	-	818,000	915,000	-	-	-
Yichuan Power (Note (ii))	-	40,000	140,000	-	-	-
China Nonferrous (Note (iii))	-	50,000	50,000	-	-	-
Luoyang Economic (Note (ii))	-	50,000	-	-	-	-
Lanzhou Baochuan Aluminum
Company Ltd. [Chinese Characters]
(Note (iii))	-	-	50,000	-	-	-
The Company	700,000	-	-	-	-	-

	880,000	1,591,000	2,005,000	-	-	-

Notes:

(i)	Guarantors are subsidiaries of Chinalco and shareholders of the Company.

(ii)	Guarantors are minority shareholders of certain subsidiaries of the Company.

(iii)	Guarantors are subsidiaries of Chinalco.

21.	Other non-current liabilities

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Advances to customers	68,847	432,228	-	-	-	-
Obligations in relation
to early retirement
schemes (Note)	231,273	18,755	-	190,313	3,693	-
Others	225,034	261,321	180,555	130,159	178,730	148,297

	525,154	712,304	180,555	320,472	182,423	148,297

Note:

During 2009, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. As of December 31, 2009, included in 'other non-current liabilities' were obligations in relation to certain early retirement benefits under the Group's early retirement schemes as follows:

Group	Company

	2009	2008	2009	2008

Analysis of obligations in relation
to early retirement schemes
Beginning of the year	24,757	35,038	6,913	-
Provision made during the year (Note 27)	284,562	1,277	247,065	1,198
Transformation from a subsidiary
to a branch	-	-	-	6,301
Used during the year	(6,114)	(11,558)	(3,220)	(586)

End of the year	303,205	24,757	250,758	6,913

Non-current	231,273	18,755	190,313	3,693
Current	71,932	6,002	60,445	3,220

	303,205	24,757	250,758	6,913

22.	Other payables and accrued expenses

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Amounts due to related
parties (Note 37(b))	2,402,590	2,639,094	1,751,260	1,605,075	1,643,412	1,197,422
Payable for capital
expenditures	2,286,749	3,045,889	2,022,124	1,511,902	1,975,576	1,666,543
Sales and other deposits
from customers	1,609,515	4,253,365	1,462,587	338,346	493,224	871,376
Utilities payable	63,068	51,700	137,981	14,577	7,883	15,194
Accrued payroll and bonus	8,677	18,072	494,026	-	-	149,471
Staff welfare payables	192,312	71,467	100,737	134,493	43,298	40,290
Contribution payable
for retirement benefits	45,782	47,180	46,632	14,056	15,588	24,040
Employment expense in
relation to early
retirement schemes	71,932	6,002	35,038	60,445	3,220	-
Taxes other than income
taxes payable (Note)	353,547	229,179	118,176	209,526	167,628	189,386
Consideration payable for
acquisition of businesses	-	-	260,000	-	-	260,000
Payables withheld as
guarantees and deposits	147,777	203,335	212,484	99,097	115,298	160,150
Accrued interest payable	338,476	338,470	86,895	304,855	303,333	68,820
Dividends payable	115,978	126,031	71,494	-	-	19,415
Others	291,585	337,108	455,906	189,896	126,707	243,872

	7,927,988	11,366,892	7,255,340	4,482,268	4,895,167	4,905,979

Note:

Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As of December 31, 2009, except for other payables and accured expenses of the Group amounting to RMB32 million (2008: RMB20 million), RMB2 million (2008: RMB2 million), RMB4 million (2008: nil) and RMB16 million (2008: RMB36 million) were denominated in USD, HKD, EUR and AUD respectively, all other payables and accured expenses were denominated in RMB.

As of December 31, 2009, except for other payables and accured expenses of the Company amounting to RMB4 million (2008: nil) were denominated in HKD respectively, all other payables and accured expenses were denominated in RMB.

23.	Trade and notes payable

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Trade payables (Note 37(b))	4,440,736	4,405,637	4,142,938	2,060,028	2,605,718	2,792,864
Notes payable	1,731,707	419,810	391,060	511,202	33,000	36,500

	6,172,443	4,825,447	4,533,998	2,571,230	2,638,718	2,829,364

As of December 31, 2009, except for trade and notes payable of the Group amounting to RMB70 million (2008: RMB113 million) and RMB54 million (2008: RMB52 million) were denominated in USD and EUR respectively, all other trade and notes payable were denominated in RMB. All trade and notes payable of the Company were denominated in RMB (2008: all).

As of December 31, 2009, the ageing analysis of the trade and notes payable is as follows:

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Within 1 year	5,892,834	4,675,418	4,390,189	2,486,570	2,558,748	2,756,047
Between 1 and 2 years	212,488	90,117	67,942	43,621	50,978	40,983
Between 2 and 3 years	31,131	17,549	28,252	20,105	10,876	13,188
Over 3 years	35,990	42,363	47,615	20,934	18,116	19,146

	6,172,443	4,825,447	4,533,998	2,571,230	2,638,718	2,829,364

24.	Pledge of assets

The Group has pledged various assets as collateral against certain secured borrowings as set out in Note 20. As of December 31, 2009, a summary of these pledged assets is as follows:

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Property, plant
and equipment	1,711,957	900,230	1,429,039	-	-	-
Land use rights	320,055	52,262	49,481	-	-	-
Inventories	57,500	44,148	-	-	-	-
Trade and notes receivable	15,000	-	-	-	-	-

	2,104,512	996,640	1,478,520	-	-	-

25.	Revenue and segment information

(a)	Revenue

Revenue recognized during the year is as follows:

For the year ended December 31,

	2009	2008

Sales of goods (net of value-added tax)	68,556,451	73,679,573
Other revenue	1,711,554	3,048,574

	70,268,005	76,728,147

Other revenue primarily includes revenue from sales of scrap and other materials and coal, supply of electricity, gas, heat and water and provision of transportation and packaging services, machinery processing and other services.

(b)	Segment information

The chief operating decision-maker of the Company has been identified as the Company's Executive Committee. The Executive Committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance. Management has determined the operating segments on the basis of these reports. The Executive Committee considers the business from a product perspective comprising alumina, primary aluminum and aluminum fabrication.

The Executive Committee assesses the performance of operating segments based on profit or loss before income tax in related periods excluding financial income and costs, shares of profits of jointly controlled entities and shares of profits of associates. Unless otherwise stated below, the manner of assessment used by the Executive Committee is consistent with that applied in these consolidated financial statements.

The corporate and other services cover other operating activities of the Group, including research and development related to other operating segments.

Segment assets mainly exclude interests in jointly controlled entities, interests in associates, prepaid current income tax and deferred income tax assets. Segment liabilities mainly exclude the borrowings, current income tax liabilities and deferred income tax liabilities.

All sales among the operating segments were conducted at terms mutually agreed among group companies, and have been eliminated at the consolidated level.

For the year ended December 31, 2009

				Corporate
		Primary	Aluminum	and other	Inter-
	Alumina	aluminum	fabrication	operating	segment
	segment	segment	segment	segments	elimination	Total

Total revenue	20,151,210	49,097,890	9,019,175	3,663,494	(11,663,764)	70,268,005
Inter-segment revenue	(8,948,421)	(2,715,343)	-	-	11,663,764	-

Revenue from external
customers	11,202,789	46,382,547	9,019,175	3,663,494	-	70,268,005

Segment (loss)/profit	(2,448,517)	85,898	(611,782)	(191,180)	(113,855)	(3,279,436)
Unallocated:
Finance income						125,139
Finance costs						(2,262,964)
Shares of losses of jointly
controlled entities						(50,392)
Shares of profits of associates						77,056

Loss before income tax						(5,390,597)
Income tax benefit						711,003

Loss for the year						(4,679,594)

Other items:
Amortization of land use
rights and leasehold land	14,833	17,828	7,419	7,442	-	47,522
Depreciation and amortization	2,575,059	2,662,595	341,062	137,089	-	5,715,805
(Gain)/loss on disposal of
property, plant and
equipment	(5,319)	20,503	-	12,160	-	27,344
Provision for impairment
of property, plant
and equipment	128,775	335,432	159,584	-	-	623,791
Provision for impairment
of inventories	18,172	1,451	14,133	-	-	33,756
Provision for impairment
of receivables,
net of bad debts recovered	10,862	1,039	603	175	-	12,679

Additions to non-current
assets during the year:
Intangible assets	71,580	33,309	383	22,125	-	127,397
Land use rights	250,091	10,579	-	-	-	260,670
Property, plant and equipment	5,391,270	2,770,827	2,054,675	80,705	-	10,297,477

For the year ended December 31, 2008

				Corporate
		Primary	Aluminum	and other	Inter-
	Alumina	aluminum	fabrication	operating	segment
	segment	segment	segment	segments	elimination	Total

Total revenue	31,240,269	51,625,853	10,899,660	2,552,354	(19,589,989)	76,728,147
Inter-segment revenue	(16,431,379)	(3,158,610)	-	-	19,589,989	-

Revenue from external
customers	14,808,890	48,467,243	10,899,660	2,552,354	-	76,728,147

Segment profit/(loss)	1,472,491	515,763	(318,090)	(103,931)	266,174	1,832,407
Unallocated:
Finance income						193,091
Finance costs						(1,902,758)
Shares of profits of jointly
controlled entities						1,672
Shares of profits of associates						10,045

Profit before income tax						134,457
Income tax benefit						34,172

Profit for the year						168,629

Other items:
Amortization of land use
rights and leasehold land	23,453	16,390	6,658	-	-	46,501
Depreciation and amortization	2,410,900	2,440,773	309,608	128,400	-	5,289,681
Loss on disposal of property,
plant and equipment	45,750	11,859	1,525	16	-	59,150
Provision for impairment
of property, plant
and equipment	1,334	-	-	-	-	1,334
Provision for impairment
of inventories	302,301	407,318	206,637	-	-	916,256
Reversal of impairment
of receivables,
net of bad debts recovered	(10,254)	(20,347)	(3,489)	-	-	(34,090)

Additions to non-current
assets during the year:
Intangible assets	249,965	38,885	130	63,183	-	352,163
Land use right	150,611	147,113	24,600	-	-	322,324
Property, plant and
equipment	9,463,240	10,726,494	1,780,579	79,830	-	22,050,143

As of December 31, 2009

				Corporate
		Primary	Aluminum	and other	Inter-
	Alumina	aluminum	fabrication	operating	segment
	segment	segment	segment	segments	elimination	Total

Segment assets	60,117,965	52,817,206	14,210,819	8,716,495	(4,708,572)	131,153,913
Unallocated:
Interests in jointly
controlled entities						685,459
Interests in associates						197,070
Deferred income tax assets						1,647,240
Prepaid income tax						291,507

Total assets						133,975,189

Segment liabilities	10,684,208	5,394,657	2,476,826	712,466	(4,594,717)	14,673,440
Unallocated:
Deferred income tax liabilities						34,535
Current income tax liabilities						61,818
Borrowings						63,624,239

Total liabilities						78,394,032

As of December 31, 2008

				Corporate
		Primary	Aluminum	and other	Inter-
	Alumina	aluminum	fabrication	operating	segment
	segment	segment	segment	segments	elimination	Total

Segment assets	59,984,908	57,840,441	12,217,500	9,394,047	(6,097,607)	133,339,289
Unallocated:
Interests in jointly
controlled entities						701,850
Interests in associates						104,809
Deferred income tax assets						717,536
Prepaid income tax						748,668

Total assets						135,612,152

Segment liabilities	7,558,994	12,893,341	1,921,577	742,385	(6,097,607)	17,018,690
Unallocated:
Deferred income tax liabilities						53,768
Current income tax liabilities						25,497
Borrowings						58,332,767

Total liabilities						75,430,722

The Company is domiciled in the PRC. Geographical information on operating segments is as follows:

For the year ended December 31,

	2009	2008

Segment revenue from external customers
- The PRC	70,241,729	76,563,287
- Other countries	26,276	164,860

	70,268,005	76,728,147

	December	December
	31, 2009	31, 2008

Non-current assets (excluding financial assets,
interests in jointly controlled entities, interests
in associates and deferred income tax assets)
- The PRC	94,357,274	91,010,245
- Other countries	697,956	482,503

	95,055,230	91,492,748

For the year ended December 31, 2009, revenues of approximately RMB13,645 million (2008: RMB11,615 million) are derived from entities directly or indirectly owned or controlled by the PRC government. These revenues are mainly attributable to the alumina, primary aluminum and aluminum fabrication segments. The proportion of segment revenue from other individual customers is not more than 10%.

26.	Selling and distribution expenses

For the year ended December 31,

	2009	2008

Transportation and loading expenses	812,479	1,058,062
Packaging expenses	145,518	202,116
Port expenses	71,418	62,121
Employee benefit expenses (Note 30)	36,954	39,267
Sales commissions and other handling fee	22,123	17,719
Storage fee	32,273	27,412
Marketing and advertising expenses	12,253	16,406
Others	131,902	139,738

	1,264,920	1,562,841

27.	General and administrative expenses

For the year ended December 31,

	2009	2008

Employee benefit expenses (Note 30)	1,025,009	633,986
Taxes other than income tax expense (Note)	546,810	573,885
Depreciation of non-production property, plant and
equipment	238,174	225,903
Amortization of land use rights and leasehold land	47,522	46,501
Operating lease rental expenses	198,975	201,754
Traveling and entertainment	125,686	164,131
Utilities and office supplies	78,850	90,969
Pollutants discharge fees	40,230	26,025
Repairs and maintenance	48,644	76,271
Insurance	81,424	68,595
Auditors' remuneration	33,110	39,351
Legal and professional fees	46,451	38,403
Others	445,621	321,237

	2,956,506	2,507,011

Note:

Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

28.	Other income and other gains, net

(a)	Other income

For the year ended December 31, 2009, other income represented government grants received amounting to RMB151 million (2008: RMB101 million).

(b)	Other gains/(losses), net

For the year ended December 31,

	2009	2008

Realized gain on future and option contracts, net	456,337	288,778
Unrealized loss on future and option contracts, net	(34,012)	(21,450)
Loss on disposal of property, plant and equipment, net	(27,344)	(59,150)
Others	8,855	4,662

	403,836	212,840

29.	Finance costs, net

For the year ended December 31,

	2009	2008

Finance income - interest income from banks	(125,139)	(193,091)

Interest expense, net of capitalized interest (Note 7)	2,299,780	1,864,888
Exchange (gains)/loss, net	(36,816)	37,870

Finance cost	2,262,964	1,902,758

Finance cost, net	2,137,825	1,709,667

30.	Employee benefit expenses

For the year ended December 31,

	2009	2008

Salaries and bonus	3,992,582	3,782,078
Housing fund	355,305	365,166
Staff welfare and other expenses (Note)	773,575	802,090
Employment expense in relation to early retirement
schemes (Note 21)	284,562	1,277
Pension costs-defined contribution schemes	809,877	762,196

	6,215,901	5,712,807

Note:

Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses and unemployment insurance expenses, etc.

Staff costs include remuneration payables to Directors, Supervisors and senior management as set out in Note 31.

31.	Directors', supervisors and senior management's remuneration

(a)	Directors' and supervisors' remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the year are as follows:

For the year ended December 31,

	2009	2008

Fees	994	947
Basic salaries, housing fund,
other allowances and benefits in kind	2,536	2,606
Discretionary bonus	1,055	1,121
Pension costs-defined contribution schemes	131	115

	4,716	4,789

The remuneration of each director and supervisor of the Company for the year ended December 31, 2009 is set out below:

Name of directors and			Discretionary
supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiong Weiping (appointed May 26, 2009)	-	382	191	16	589
Xiao Yaqing (resigned on March 27, 2009)	-	271	137	11	419
Luo Jianchuan	-	560	293	26	879
Chen Jihua	-	469	169	26	664
Liu Xiangmin	-	469	169	26	664
Shi Chungui	150	-	-	-	150
Kang Yi	211	-	-	-	211
Zhang Zhuoyuan	211	-	-	-	211
Wang Mengkui	211	-	-	-	211
Zhu Demiao	211	-	-	-	211

	994	2,151	959	105	4,209

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	385	96	26	507
Zhang Zhankui	-	-	-	-	-

	-	385	96	26	507

Total	994	2,536	1,055	131	4,716

The remuneration of each director and supervisor of the Company for the year ended December 31, 2008 is set out below:

Name of directors and			Discretionary
supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiao Yaqing	-	684	374	23	1,081
Luo Jianchuan	-	572	312	23	907
Chen Jihua	-	468	169	23	660
Liu Xiangmin	-	468	169	23	660
Shi Chungui	150	-	-	-	150
Kang Yi	214	-	-	-	214
Poon Yiu Kin, Samuel (resigned on May 9, 2008)	84	-	-	-	84
Zhang Zhuoyuan	214	-	-	-	214
Zhu Demiao (appointed on May 9, 2008)	143	-	-	-	143
Wang Mengkui (appointed on May 9, 2008)	142	-	-	-	142

	947	2,192	1,024	92	4,255

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	414	97	23	534
Zhang Zhankui	-	-	-	-	-

	-	414	97	23	534

Total	947	2,606	1,121	115	4,789

The remuneration of the directors and supervisors of the Company fell within the following bands:

Number of individuals

	2009	2008

nil to 1,000	13	12
1,000 to 1,500	-	1

During the year, no options were granted to the directors or the supervisors of the Company (2008: nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2008: nil).

No directors or supervisors of the Company waived any remuneration during the respective years.

(b)	Five highest paid individuals

During the year ended December 31, 2009, the five highest paid individuals of the Group include 3 (2008: 4) directors whose remuneration are reflected in the analysis presented above. The remuneration payable to the remaining 2 (2008: 1) individual during the year, is as follows:

For the year ended December 31,

	2009	2008

Basic salaries, housing allowances, other
allowances and benefits in kind	936	468
Discretionary bonus	339	169
Pension	49	23

	1,324	660

32.	Income tax benefit

For the year ended December 31,

	2009	2008

Current income tax expense:
- PRC enterprise income tax	237,690	272,758
Deferred income tax benefit (Note 12)	(948,693)	(306,930)

	(711,003)	(34,172)

The current income tax of the Group has been provided on the estimated assessable profit and the appropriate tax rates for the period. Certain branches and subsidiaries of the Company located in special regions of the PRC were granted tax concessions including preferential tax rates of 15% for a period of 10 years. In addition, the Group also enjoys a preferential policy on tax credits approved in prior years in respect of domestically manufactured production equipment purchased.

Upon the implementation of the new Corporate Income Tax Law ("CIT Law") from January 1, 2008, the applicable corporate income tax rate of the Group was adjusted to 25%. However, for those branches and subsidiaries of the Company which were applying the 15% income tax rate, the income tax rate will gradually increase to 25% over 5 years while those entities located in western region continue to enjoy income tax rate of 15% without any upward adjustment before 2011 when such income tax rate will change to 25%.

Deferred income tax is calculated in full on temporary differences under the liability method using tax rates substantively enacted at the balance sheet date.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to (loss)/profit of the consolidated entities as follows:

For the year ended December 31,

	2009	2008

(Loss)/profit before income tax	(5,390,597)	134,457

Tax (benefit)/expense calculated at standard income
tax rate of 25% (2008:25%)	(1,347,649)	33,614
Tax effects of:
Preferential income tax rates applicable to certain
branches and subsidiaries	63,925	(11,897)
Tax losses for which no deferred income tax assets
were recognized (Note 12)	294,464	99,489
Utilization of previously unrecognized tax losses	-	(43,803)
Tax credit for purchases of qualified domestic-made
equipment not recognized/(recognized) (Note 12)	220,205	(92,397)
Tax incentive in relation to
deduction limits of certain expenses	(23,777)	(20,559)
Income not subject to tax	(9,420)	(14,714)
Expenses not deductible for tax purposes	87,130	33,939
Under/(over) provision in the prior years	4,119	(17,844)

Income tax benefit	(711,003)	(34,172)

Weighted average effective tax rate	13.19%	(25.41%)

Shares of income tax expense of associates of RMB27 million ( 2008: RMB5 million) was included in 'shares of profits of associate'.

The change of the weighted average effective tax rate is mainly caused by a change in the profitability of the Group's subsidiaries and branches and the certain tax credits in respect of purchase qualified domestic-made equipment were not recognized.

33.	(Loss)/profit attributable to equity holders of the Company

The loss attributable to equity holders of the Company is dealt within the financial statements of the Company to the extent of RMB3,529 million (2008: profit: RMB641 million).

34.	(Loss)/earnings per share

(a)	Basic

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the Company by the weighted average number of shares in issue during the year.

For the year ended December 31,

	2009	2008

(Loss)/profit attributable to equity holders
of the Company (RMB)	(4,642,894,000)	19,485,000

Weighted average number of ordinary shares in issue	13,524,487,892	13,524,487,892

Basic (loss)/earnings per share (RMB)	(0.3433)	0.0014

(b)	Diluted

Basic (loss)/earnings per share for the year ended December 31, 2009 and 2008 is the same as the diluted (loss)/earnings per share as there are no dilutive potential shares.

35.	Dividends

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lower of:

(i)	the sum of current period net profit and opening retaining earnings in accordance with IFRS,

(ii)	the sum of current period net profit and opening retaining earnings in accordance with China Accounting Standards, and

(iii)	amount limited by the Company Law of the PRC.

No dividend was paid in 2009. Total dividends declared and paid in 2008 were RMB1,420 million, of which RMB703 million was related to 2008. The directors of the Company do not recommend the payment of a final dividend for the year ended December 31, 2009.

For the year ended December 31,

	2009	2008

Interim dividend paid of nil (2008: 0.052) per share	-	703,273
Proposed final dividend of nil (2008: nil) per share	-	-

	-	703,273

36.	Cash flows (used in)/ generated from operating activities

For the year ended December 31,

		2009	2008
	Note		(Note 5)

Cash flows (used in)/generated from
operating activities

(Loss)/profit before income tax		(5,390,597)	134,457
Shares of losses/(profit) of
jointly controlled entities	10(a)	50,392	(1,672)
Shares of profits of associates	10(b)	(77,056)	(10,045)
Depreciation of property, plant and equipment	7	5,935,784	5,268,798
Net loss on disposal of property,
plant and equipment	28	27,344	59,150
Loss on disposals of investments	28	-	324
Impairment loss on property,
plant and equipment	7	623,791	1,334
Amortization of intangible assets	6	65,991	52,947
Expensed off prepaid land use rights	8	47,522	46,501
Amortization of prepaid expenses		25,982	87,806
Realized and unrealized gain on futures and
option contracts	28	(422,325)	(267,328)
Interest income		(4,785)	(6,364)
Interest expense		2,262,964	1,902,758
Others		(8,853)	(4,986)

		3,136,154	7,263,680

Changes in working capital:
Increase in inventories		(512,804)	(3,856,926)
(Increase)/decrease in trade and notes receivable		(1,342,354)	2,023,502
Increase in other current assets		(650,380)	(1,303,371)
Increase in restricted cash	17	(122,656)	(104,213)
Decrease/(increase) in other non-current assets		391,040	(527,359)
Increase/(decrease) in trade and notes payable		1,585,853	(82,696)
(Decrease)/increase in other payables and
accrued expenses		(2,967,557)	3,134,708
Decrease in other non-current liabilities		(21,878)	(14,759)

Cash (used in)/generated from
operating activities		(504,582)	6,532,566

PRC enterprise income taxes paid		(201,372)	(1,508,582)

Net cash (used in)/generated from
operating activities		(705,954)	5,023,984

Note:

For the year ended December 31, 2009, the Group classified interest paid as "financaing activities" for the purposes of cash flow statements as it better aligns with the nature of the transactions. Accordingly, the relevant comparative figure has also been reclassified to conform with the current year presentation.

37.	Significant related party balances and transactions

The Company is controlled by Chinalco, the parent company and a state-owned enterprise established in the PRC. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 (revised), "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("other state-owned enterprises"), other entities and corporations in which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

For the purposes of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

In addition to the related party information and transactions disclosed elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions entered in the ordinary course of business between the Group and its related parties during the year.

(a)	Significant related party transactions

For the year ended December 31,

	Note	2009	2008

Sales of goods and services rendered:
Sales of materials and finished goods,
including:	(i)
Chinalco and its subsidiaries		2,788,571	2,144,114
Associates of Chinalco		3,596	20,263
Jointly controlled entities		-	20,939
Associates		396	3,274
Companies controlled by a minority
shareholder of a subsidiary		3,638,739	5,492,508

		6,431,302	7,681,098

Provision of utility services, including:	(ii)
Chinalco and its subsidiaries		341,172	676,119
Associates of Chinalco		9,572	5,461
Companies controlled by a minority
shareholder of a subsidiary		1,510	44

		352,254	681,624

Purchase of goods and services:

Purchase of engineering, construction and
supervisory services from, including:	(iii)
Chinalco and its subsidiaries		4,947,307	7,999,470
Companies controlled by a minority
shareholder of a subsidiary		19,740	22,269

		4,967,047	8,021,739

Purchases of key and auxiliary
materials from, including:	(iv)
Chinalco and its subsidiaries		2,630,835	2,628,166
Associates of Chinalco		74,818	59,832
Jointly controlled entities		911,462	566,433
Associates		4,665	6,260
Companies controlled by a minority
shareholder of a subsidiary		2,595,829	3,277,579

		6,217,609	6,538,270

Provision of social services and
logistics services by, including:	(v)
Chinalco and its subsidiaries		502,999	776,197
Jointly controlled entities		-	25
Companies controlled by a minority
shareholder of a subsidiary		5,565	2,010

		508,564	778,232

Provision of utilities
services by, including:	(ii)
Chinalco and its subsidiaries		262,999	413,972
Associates of Chinalco		-	44,303
Companies controlled by a minority
shareholder of a subsidiary		73,369	67,477

		336,368	525,752

Rental expenses for land use rights and
buildings charged by Chinalco and its
subsidiaries	(vi)	762,278	890,016

During the year ended December 31, 2009, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) are a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, fixed deposits, cash and cash equivalents and borrowings as of December 31, 2009 and the relevant interest earned or paid during the year are transacted with banks and other financial institutions controlled by the PRC government.

The transactions of revenues and expenses in nature conducted with government-related entities were based on terms as set out in the underlying agreements, based on statutory rates or market prices or actual cost incurred, or as mutually agreed.

(i)

Sales of materials and finished goods comprised sales of alumina, primary aluminum and scrap materials. Transactions entered are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarized below:

(1)	Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

(2)	If there is no State-prescribed price then adoption of state-guidance price;

(3)	If there is neither State-prescribed price nor state-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(4)	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(ii)	Utility services, including electricity, gas, heat and water, are supplied at Stated-prescribed price.

(iii)

Engineering, project construction and supervisory services were provided for construction projects of the Company. The state-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(iv)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal, etc.) and finished goods is the same as that set out in (i) above.

(v)

Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (i) above.

(vi)

Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at market rent rate. The Group also entered into building rental agreement with Chinalco Group and pays rent based on market rate for its lease of buildings owned by Chinalco.

(vii)

Pursuant to Trademark License Agreement, the Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at zero cost. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000.00 to maintain effective registration. According to the agreement terms, Chinalco may negotiate extension of effective period in using these trademarks.

(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at period end are as follows:

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Trade and notes receivable
Subsidiaries of the Company	-	-	-	1,471,845	3,635,592	622,028
Chinalco and its subsidiaries	329,194	315,344	236,961	265,276	258,184	214,805
Associates of Chinalco	656	656	662	656	656	662
Jointly controlled entities	-	-	100	-	-	100
Companies controlled by a
minority shareholder
of a subsidiary	146,663	200,920	200,317	20,180	20,002	662
Less: provision for impairment of
receivables	(150,315)	(149,633)	(156,425)	(150,645)	(149,633)	(156 ,425)

	326,198	367,287	281,615	1,607,312	3,764,801	681,832

Other current assets
Subsidiaries of the Company	-	-	-	2,225,421	2,246,428	1,362,454
Chinalco and its subsidiaries	48,838	65,794	155,051	23,258	56,822	91,986
Associates of Chinalco	8,362	10,091	17,665	8,362	10,091	17,665
Jointly controlled entity	17,631	42,322	17,631	17,631	17,631	17,631
Companies controlled by a
minority shareholder of a subsidiary	43,718	16,489	36,054	56,822	-	-
Less: provision for impairment of
receivables	(19,274)	(22,039)	(64,252)	(13)	(22,039)	(64,252)

	99,275	112,657	162,149	2,331,481	2,308,933	1,425,484

Trade and notes payable
Subsidiaries of the Company	-	-	-	10,555	18,637	34,852
Chinalco and its subsidiaries	284,593	305,597	302,013	46,809	183,841	178,077
Associates of Chinalco	1,415	674	4,044	1,380	88	3,906
Associates	210	1,580	-	-	-	-
Companies controlled by a
minority shareholder of a subsidiary	7,467	4,605	1,793	83	117	-

	293,685	312,456	307,850	58,827	202,683	216,835

Other payables and accrued expense
Subsidiaries of the Company	-	-	-	237,349	73,689	104,028
Chinalco and its subsidiaries	2,383,291	2,634,622	1,720,199	1,362,928	1,568,761	1,072,931
Associates of Chinalco	656	530	9,922	473	347	8,077
Jointly controlled entity	3,729	332	12,020	332	332	12,020
Associates	-	-	1,898	-	-	366
Companies controlled by a
minority shareholder of a subsidiary	14,914	3,610	7,221	3,993	283	-

	2,402,590	2,639,094	1,751,260	1,605,075	1,643,412	1,197,422

As of December 31, 2009, included in long-term borrowings and short-term borrowings and current portion of long-term borrowings are borrowings payable to other state-owned enterprises amounting to RMB25,602 million (2008: RMB23,763 million), RMB22,653 million (2008: RMB14,148 million) and RMB2,742 (2008: RMB2,908 million) million, respectively.

The terms of all balances were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c)	Provision of Shareholder's loans

In 2009, the Group's subsidiaries, namely Chalco Southwest Aluminium Cold Rolling and Chalco Ruimin, repaid their shareholder's loans amounting to RMB250 million and RMB206 million, respectively, to Chinalco.

In 2008, Chalco Southwest Aluminium Cold Rolling and Chalco Ruimin received shareholder's loans amounting to RMB150 million and RMB126 million, respectively, from Chinalco.

(d)	Key management personnel compensation

For the year ended December 31,

	2009	2008

Fees	994	947
Basic salaries, housing fund, other allowances
and benefits in kind	3,914	3,515
Discretionary bonus	1,521	1,442
Pension costs-defined contribution schemes	206	153

	6,635	6,057

38.	Contingent liabilities

As of December 31, 2009, the Group and the Company do not have significant contingent liabilities.

39.	Commitments

(a)	Capital commitments of property, plant and equipment

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Contracted but not provided for	3,918,198	10,278,172	10,946,124	2,288,292	4,633,825	7,348,435
Authorized but not contracted for	30,492,501	30,131,209	25,473,768	24,414,538	21,300,222	9,998,984

	34,410,699	40,409,381	36,419,892	26,702,830	25,934,047	17,347,419

(b)	Commitments under operating leases

Pursuant to non-cancelable lease agreements entered into by the Group and the Company, the future aggregate minimum lease payments as of December 31, 2009 are summarized as follows:

Group	Company

	December	December	January	December	December	January
	31, 2009	31, 2008	1, 2008	31, 2009	31, 2008	1, 2008

Not later than one year	782,744	905,493	686,921	269,076	803,252	634,522
Later than one year and not later
than five years	3,110,657	3,621,972	2,747,684	1,043,177	3,220,685	2,538,092
Later than five years	23,877,969	30,877,194	23,713,941	7,047,293	28,723,165	23,147,813

	27,771,370	35,404,659	27,148,546	8,359,546	32,747,102	26,320,427

(c)	Commitments for capital contribution

(i)

On April 17, 2006, the Company entered into an investment agreement with Guizhou Wujiang Hydropower Development Co., Ltd. to jointly establish Zunyi Alumina in which the Company holds 67% equity interest. On December 7, 2009, another investment agreement was entered into and the total capital commitment was increased to RMB595 million. During the year ended December 31, 2009, the Company had injected a total of RMB760 million (2008: RMB563 million) and is obliged to inject an additional RMB202 million under the revised agreement.

(ii)	As of December 31, 2009, the Company is committed to inject an additional capital of RMB20 million (December 31, 2008: RMB20 million) into a subsidiary, China Aluminum Taiyue Mining Co. Ltd.

40.	Subsequent events

On March 11, 2010, Henan Aluminum entered into an agreement with Henan Zhongfu Industry Co., Limited ("Zhongfu Industry")[Chinese Characters] to jointly establish a joint-venture in which Henan Aluminum will inject certain assets of its cold rolling project (the "Cold Rolling Project") for a 26% equity interest in the joint venture and Zhongfu Industry will inject cash and certain assets for the remaining 74% equity interest.

On March 15, 2010, the Company's application for private placement of not more than 1 billion additional A shares and to raise not more than RMB10 billion was conditionally approved by the Listing Committee of China Securities Regulatory Commission.

On March 10, 2010, the Company's proposed issuance of short-term bonds with a total face value of up to RMB10 billion with 1-year terms for working capital purposes was approved by the National Association of Financial Market Institutional Investors ("NAFMII"). On March 25, 2010, short-term bonds with a total face value amounting to RMB5 billion were publicly offered.

On March 10, 2010, the Company' subsidiary, Jiaozuo Wanfang's proposed issuance of short-term bonds with a total face value of up to RMB700 million with 1-year terms for working capital purposes was approved by NAFMII.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary